As filed with the Securities and Exchange Commission on July 12, 2021.

Registration No. 333-257378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zevia PBC

(Exact name of registrant as specified in its charter)

Delaware	2086	86-2862492
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15821 Ventura Blvd., Suite 145

Encino, CA 91436

(855) 469-3842

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Padraic (“Paddy”) Spence

Chair and Chief Executive Officer

Zevia PBC

15821 Ventura Blvd., Suite 145

Encino, CA 91436

(855) 469-3842

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew Fabens Stewart McDowell Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Steven B. Stokdyk Brent T. Epstein Latham & Watkins LLP 355 South Grand Avenue, Los Angeles, CA 90071-1560 (213) 485-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☐         Non-accelerated filer  ☒        Smaller reporting company  ☐         Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.001 per share	16,445,000	$15	$246,675,000	$26,912

(1)	Includes 2,145,000 shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid $10,910 in connection with a prior filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 12, 2021

PROSPECTUS

14,300,000 Shares

zevia

Class A Common Stock

This is Zevia PBC’s initial public offering. We are selling 14,300,000 shares of our Class A common stock.

We expect the public offering price to be between $13.00 and $15.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares of our Class A common stock will trade on the New York Stock Exchange under the symbol “ZVIA.”

Each share of Class A common stock and Class B common stock will entitle the holder to one vote. The Class B stockholders will hold 43.8% of the combined voting power of our common stock immediately after this offering. See “Organizational Structure.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We elected in March 2021 to be treated as a public benefit corporation under Delaware law. As a public benefit corporation, we are required to balance the pecuniary interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 28 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

The underwriters may also exercise an option to purchase up to an additional 2,145,000 shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about July     , 2021.

Goldman Sachs & Co. LLC	BofA Securities	Morgan Stanley

Stephens Inc.	BMO Capital Markets	Wells Fargo Securities

Telsey Advisory Group	Loop Capital Markets	Academy Securities	AmeriVet Securities	Ramirez & Co., Inc.

The date of this prospectus is July     , 2021.

zevia®

LIVE YOUR BEST

zevia
zevia
ZERO CALORIE
ENERGY
MANGO
GINGER
zevia
Tea
RASPBERRY
zevia
Mixer
GINGER BEER

Zevia
LIVE YOUR BEST

zevia

ZERO
CALORIE
SODA

COLA
zevia
ZERO CALORIE SODA
BLACK CHERRY

zevia
LIVE YOUR BEST

ZERO SUGAR.
ZERO CALORIES.
SIMPLE, PLANT-BASED INGREDIENTS.

Zevia LIVE YOUR BEST
ZERO SUGAR.
ZERO CALORIES.
SIMPLE, PLANT-BASED INGREDIENTS.

A GLOBAL MISSION, DRIVEN BY A CORE SET VALUES
Zevia is focused on providing real social and behavioral impact
Zevia LIVE YOUR BEST ZERO CALORIE SODA ZERO SUGAR. ZERO CALORIES. SIMPLE, PLANT-BASED INGREDIENTS. Zevia LIVE YOUR BEST

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: We have not and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

i

GENERAL INFORMATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) “Zevia PBC” refer to Zevia PBC, a Delaware public benefit corporation, the company conducting the offering made pursuant to this prospectus and not to any of its subsidiaries and (ii) the “Company,” “we,” “us,” “our” and “Zevia” refer to Zevia PBC and its consolidated subsidiaries. Zevia PBC was incorporated as a Delaware public benefit corporation on March 23, 2021 and, prior to the consummation of the Reorganization described herein and our initial public offering, did not conduct any activities other than those incidental to our formation and our initial public offering.

Basis of Presentation

This prospectus includes certain historical financial and other data for Zevia LLC, a Delaware limited liability company. Following this offering, Zevia LLC will be the predecessor of Zevia PBC for financial reporting purposes. Immediately following this offering, Zevia PBC will be a holding company, and its sole material asset will be a controlling equity interest in Zevia LLC. As the sole managing member of Zevia LLC, Zevia PBC will operate and control all of the business and affairs of Zevia LLC and, through Zevia LLC, conduct our business. The Reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Zevia PBC will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Zevia LLC. Zevia PBC will consolidate Zevia LLC in its consolidated financial statements and record a noncontrolling interest related to the Class B units held by the Class B stockholders on its consolidated balance sheet and statement of operations. See “Organizational Structure.”

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Market and Industry Data

Within this prospectus, we reference estimates, projections and other information and statistics regarding the beverages industry, our business and the markets for our products. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, such as Euromonitor International Limited. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal research and surveys, independent sources and our knowledge of the market. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors, including those described in the sections titled “Risk Factors” and “Forward-Looking Statements” could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

ii

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•

SPINS LLC, Food, Mass, Drug, Warehouse Club, Convenience, and Foodservice Channel Data for the 52 Weeks Ending June 14, 2020, Loyalty Rate Data for the 52 Weeks Ending April 25, 2021, Zero Calorie Soda Flavor Market Data for the 12 Weeks Ending June 13, 2021, Stores, Market Share, Total Distribution Points and Channel and Brand Data for the 4 Weeks Ending December 27, 2020 and 52 Weeks Ending December 27, 2020, April 18, 2021, April 25, 2021 and May 16, 2021;

•

Numerator Insights, Shopper Metrics regarding Amazon Zevia Buyers, February 1, 2020 to January 31, 2021, Shopper Metrics regarding Buy Rate, December 30, 2019 to December 27, 2020 and April 1, 2020 to March 31, 2021, Shopper Metrics regarding consumer purchases of flavors and categories for the 52 Weeks Ending February 28, 2021, Shopper Metrics regarding Brand Household Penetration, May 4, 2020 to May 2, 2021;

•	Stackline Inc., www.stackline.com, Amazon Soda Brand Rankings, for the 52 Weeks Ending April 17, 2021;

•

Euromonitor International Limited, Soft Drinks 2020ed, global liquid refreshment market defined as Bottled Water, Carbonates, RTD Tea, Energy Drinks, RTD Coffee, Sports Drinks, Juice, Concentrates, and Asian Specialty Drinks, total value RSP, constant 2020 prices, fixed exchange rates, quarterly update published March 2021; and

•	Non-alcoholic beverages and soft drinks in the United States (Statista); Beverage-Digest Fact Book 25th Edition.

Information contained on any website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. We have included the website address in this prospectus solely as an inactive textual reference.

Trademarks

We own or have the rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

iii

PROSPECTUS SUMMARY

This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Overview

Zevia is a high-growth beverage company that is disrupting the liquid refreshment beverage industry through delicious and refreshing, zero calorie, zero sugar, naturally sweetened beverages that are all Non-GMO Project Verified. We are a pioneering beverage brand, offering a platform of products that include a broad variety of flavors across Soda, Energy Drinks, Organic Tea, Mixers, Kidz drinks, and Sparkling Water. All of our beverages are made with only a handful of plant-based ingredients that most consumers can easily pronounce. Our products are distributed across the U.S. and Canada through a diverse network of major retailers in the food, drug, mass, natural and ecommerce channels. We believe that consumers increasingly select beverage products based on taste, ingredients and fit with today’s consumer preferences, which has benefited the Zevia brand and resulted in over one billion cans of Zevia sold to date.

We are guided by our mission to support the health of individuals and the communities we serve by creating zero calorie, naturally sweetened beverages. This purpose sets the foundation for our existence, as we strive to make the world a better place. Our focus on environmental, social and corporate governance, or ESG, impact is core to how we do business, and we believe makes us a more successful company. These ideals are embodied through our “Certified B Corporation” status, and we are acutely focused on:

•

Improving Public Health: The U.S. Centers for Disease Control and Prevention warns that Americans are consuming too much added sugars in their diets, which can lead to health problems. One of the leading sources of added sugars in the U.S. diet is sugar-sweetened beverages. Zevia products help consumers reduce their sugar intake and avoid artificial ingredients by offering a refreshing and enjoyable zero sugar, naturally sweetened alternative to high-sugar and artificially sweetened competitors. We estimate that by choosing Zevia, our consumers have eliminated almost 40,000 metric tons of sugar from their diets since 2011.

•

Providing Access: We are committed to supporting underserved communities by partnering with health professionals such as dietitians and nutrition educators to provide health-focused educational materials, webinars and product samples that educate patients and address the effects of sugary beverage consumption. Our products are priced at an average retail cost per ounce of $0.07, representing the 37th percentile within all liquid refreshment beverages, which include all non-alcoholic ready-to-drink beverages, excluding dairy and non-dairy protein, and are therefore affordable for a broad range of income brackets, making Zevia an economically attractive option for a wide range of consumers.

•

Delivering Sustainability: We actively seek to minimize our environmental impact and continuously re-evaluate our packaging formats and processes to limit environmental waste. We have never sold a single plastic bottle, which we estimate has eliminated 15,000 metric tons of plastic bottles from the supply chain by selling only aluminum packaging since 2011. In addition, one of our main ingredients, stevia, requires less agricultural water resources than sugar, furthering our sustainability mission.

•

Creating An Inclusive Company Culture: Our social impact mission extends beyond the can and is embedded in the way we treat our people – all full-time Zevia employees have an equity interest in the Company, are paid a fair wage and receive robust benefits.

•

Driving Positive Social Change: We are a Delaware public benefit corporation and have been designated as a “Certified B Corporation” by B Lab, an independent non-profit organization, in recognition that we balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Our platform of tasty beverages combined with our global mission and core set of values has been validated by our resonance with consumers and our growth in sales.

ACCESS SUSTAINABILITY POSITIVE SOCIAL CHANGE COMPANY CULTURE PUBLIC HEALTH

Since our founding in 2007, we have grown from three flavors of soda to a platform brand with six product lines and approximately 37 flavor variations. Although we compete in the cola segment, it represented only 24% of our total sales in 2020. In addition to Cola, our soda flavors include Cream Soda, Ginger Ale, Grape, Lemon Lime Twist and others, many of which are #1 or #2 leaders in their respective flavor segment among other zero calorie sodas in the twelve weeks ending June 13, 2021 according to SPINS, and we see clear opportunities for our flavors with smaller market shares. Every Zevia line offers multiple exciting options, including Mango / Ginger Energy, Organic Peach Black Tea, Ginger Beer, Fruit Punch Kidz and Cucumber Lemon Sparking Water. Each of our product lines has been carefully crafted for consumer enjoyment, ensuring that flavor is not sacrificed in the process of eliminating unhealthy sugar and artificial ingredients including coloring, preservatives and flavors. In addition, continuous improvement is a Zevia core value, and as such we strategically reformulate our products to further enhance taste and simplify ingredients.

Our single brand, with a common set of ingredients that adhere to the same philosophy of creating zero calorie, zero sugar and naturally sweetened beverages, is a clear point of differentiation. This consistency across the portfolio provides multiple points of entry for consumers into the Zevia brand. With a broad variety of flavors across each category, we believe there is a Zevia beverage for every family member, time of day and usage occasion. Our plant-based ingredients are suitable for a broad range of lifestyles and dietary regimens, including vegan, gluten-free, Kosher, low sodium, and zero sugar, giving consumers broader choices to support their needs.

SODA Variety of familiar flavors for the whole family Lighter sweetness than conventional sodas ENERGY 120mg caffeine with no additional supplements Plant-based energy with simple ingredients TEA USDA Organic Fair Trade brewed tea Pioneer in zero calorie, naturally sweetened tea line MIXERS Pioneer in zero calorie, naturally sweetened mixers Bold flavor with no empty calories KIDZ Fruit flavors with just a little sweetness Lightly carbonated, with smaller cans for smaller hands

We benefit from sustained shifts across the liquid refreshment beverage market. Consumers are becoming more health conscious and focused on reducing sugar in their diets and are increasingly averse to added sugars versus naturally-occurring sugars. Many consumers are also more conscious of making choices with sustainability in mind, including plastic waste reduction. We believe that these shifts represent a significant change in consumer habits around the world. As a great-tasting, clean label beverage supporting a positive environmental and social impact, Zevia is positioned to appeal to a broad range of consumer needs in our current markets and beyond.

Consumers can purchase our products in both brick and mortar and ecommerce channels. Zevia was initially distributed in the U.S. natural products retail channel, where we still maintain the leading position. Fueled by a loyal and growing consumer base, we expanded our presence online and into conventional food, drug and mass retailers. In 2020, Zevia was the highest selling carbonated soft drink brand on Amazon according to Stackline, which we believe is representative of an online product discovery and education-oriented purchasing process that is gaining traction among shoppers.

Zevia is a true omnichannel brand. Our strong ecommerce position has created a platform for discovery, trial and repurchase and represented 13% of our sales in 2020. In 2020, we were distributed in more than 20,000 retail locations in the U.S. according to SPINS. We estimate that we had approximately 88% market share among zero calorie naturally sweetened soft drinks in 2020. With significant room to grow within the broader soft drink category, we estimate that we held an 18% market share in the Natural Enhanced channel and a 0.4% market share in conventional retail channels in 2020 according to SPINS. We believe that merchandising Zevia results in material benefits to our retail stores, driving incremental category spending.

Our business is supported by a flexible and efficient supply chain that currently has the capacity to support our continued growth. Zevia beverages are produced and distributed through a network of third-party contract manufacturers and distribution centers. We have strong, long-standing relationships across our supply chain, creating an expansive supply network with large capacity for continued growth.

We have experienced significant sales growth over the past ten years, increasing our net sales from $7 million in 2010 to $110 million in 2020, representing a 32% compound annual growth rate. According to SPINS, our retail sales growth has outpaced the zero calorie soda category in the food, drug and mass channel for the 52 weeks ended May 16, 2021. We have been able to drive net sales growth through a purposeful combination of distribution gains and velocity improvements, measured by retail sales per total distribution points. In 2020, we sold almost 240 million cans, our net sales grew to $110.0 million, a 29% increase from $85.6 million in 2019, our gross profit grew to $49.6 million, a 34% increase from $36.9 million in 2019, and our gross margin expanded to 45%, a 200 basis point increase from 43% in 2019. We intend to continue to invest in innovation, new product development, supply chain capabilities and marketing initiatives, as we believe the demand for our products will continue to increase globally across both brick and mortar and ecommerce channels. We believe that our asset light model drives an attractive financial profile with strong gross margins and modest capital expenditures.

Annual Net Sales

Retail Sales ($mm) # of stores selling zevia Retail sales per store per cagr:19% cagr: 7% cagr: 11% $76 $101 $128 18,136 21,344 22,043 $4,204 $4,736 $5,789 2018 2019 2020

Retail Sales ($mm)	# of Stores Selling Zevia	Retail Sales per Store per Year

Industry Overview

We believe there is a sustained shift in consumer demand for better-for-you products that is transforming the $771 billion global liquid refreshment beverages market. This market, which is expected to grow at a 1.4% compound annual growth rate from 2019 to 2025 according to Euromonitor, is comprised of a broad set of categories that includes both current and potential Zevia offerings: soft drinks, energy drinks, ready-to-drink teas and coffees, mixers, kids beverages, sparkling water, isotonics and juice. Our categories have tremendous reach, creating significant runway to extend the Zevia brand.

The global beverages industry is comprised primarily of legacy, multinational category leaders. Consumer mega-trends, including growing concerns about the negative health impacts of sugar, consumers’ perception of artificial ingredients and the proliferation of plant-based alternatives, have allowed for emerging brands with reduced sugar products and natural product formulations to disrupt the status quo and capture market share from incumbent category leaders. Conventional carbonated soda per-capita consumption has declined from approximately 45.5 gallons in 2010 to approximately 38.6 gallons in 2019 according to Statista and Beverage Digest, while the Zevia brand has scaled from $7 million to $86 million in net sales over the same period.

Consumer Mega-Trends Driving Category Growth

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Health and Wellness—health and wellness has become a significant focus in our everyday lives, especially for the growing Millennial and Gen-Z demographics. According to Euromonitor, the global health and wellness beverage category generated $301 billion in retail sales in 2020 and grew at a 2.0% compound annual growth rate (“CAGR”) from 2018 to 2020, and is expected to grow at a CAGR of 2.8% from 2019 to 2025.

•

Plant-Based Alternatives—the proliferation of plant-based alternatives has accelerated in conjunction with consumer concern with sugar content in their diets. U.S. adults have become more concerned with the level of sugar in their diets, and are particularly concerned with sugar content in their sodas and carbonated beverages.

•

Sustainability and Transparency—sustainability and transparency are influencing consumers’ purchase decisions, which we believe makes them more inclined to choose brands with post-consumable or recyclable packaging and ethical supply chain practices.

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Omnichannel—consumers are changing the way they shop, and the brand discovery and selection process has migrated from retail locations to online. For omnichannel brands, ecommerce is both a transaction and a discovery opportunity, and this trend has benefited from a meaningful acceleration over a multi-year period.

Zevia creates zero calorie, zero sugar beverages for the everyday consumer Zevia is made with a handful of simple, plant based ingredients you can pronounce Zevia cares about preserving the environment and has NEVER sold a plastic Bottle where they are, including the #1 carbonated soft drink product

We believe that consumers are seeking out brands they can trust and that align with their values, and that they are becoming increasingly aware of the harmful effects of sugar. At Zevia, it is part of our mission to both educate consumers and offer a solution. Non-diet soft drinks make up almost half of total added sugars for American consumers according to the American Journal of Clinical Nutrition, with most 12-ounce cans of sugar-laden soda containing 35 to 45 grams of sugar. Consuming sugary drinks regularly can increase the risk of type 2 diabetes, heart disease and other chronic diseases. Our products enable consumers to cut their added sugar intake in half without sacrificing flavor. Given the extensive availability of scientific and health data, consumers are becoming more aware of the benefits of maintaining a healthy lifestyle and a clean environment. Today’s consumers expect more than just a refreshing moment from the beverage brands they purchase, which presents an opportunity for better-for-you and socially responsible brands to gain share and redefine the future of the beverage industry. We believe Zevia is poised to benefit from these shifts in shopper patterns and the evolving landscape going forward.

Beverages in the U.S. containing zero calorie, plant-based sweeteners have grown from approximately $90.8 million in 2018 to $150.6 million in 2020, representing a 65.9% increase, compared to the broader U.S. liquid refreshment beverage industry which has grown from $69.8 billion in 2018 to $78.9 billion in 2020, representing a 12.9% increase, according to SPINS. These beverages can help address global health concerns, such as heart disease, cancer and diabetes, as well as reduce environmental impacts like plastic pollution. We believe consumer awareness of the negative health and environmental impacts of traditional, sugar-laden beverages is changing and accelerating the trajectory of our industry. In addition to shifting consumer preferences, regulatory changes are driving growth as well with governments in more than 50 jurisdictions imposing various taxes on sugary beverages.

Our Strengths

A Powerful Brand Platform Built Upon a Core Set of Values

Our brand platform is built around our mission to provide great-tasting and refreshing beverages that support healthier lifestyles, delivered in sustainable packaging. Our brand was created as a solution to the harmful effects of sugar, and the testament to that vision is the over one billion cans we have sold to date.

We market Zevia under one unified brand across multiple beverage categories, including Soda, Energy Drinks, Ready-To-Drink Teas, Mixers, Kidz drinks and Sparkling Water. We believe our brand has extensive consumer reach potential, as we deliver beverage offerings with a diversity of flavors and categories that appeal to every family member, time of day, and usage occasion. This is evidenced by our #1 brand ranking within carbonated soft drink brands in the Natural Enhanced channel according to SPINS, and as the #1 selling carbonated soft drink brand on Amazon in 2020 based on dollar sales according to Stackline.

We have established an authentic, trusted brand that supports the health of individuals. The Zevia brand promise is to offer delicious beverages that are better for you and better for the environment. We take pride in our ability to educate our consumers and our communities about the harmful effects of sugar, and the value of reducing plastic waste by using only aluminum cans as beverage containers.

Zero Sugar, Naturally Sweetened Products that Address Consumer Concerns

We believe we are well positioned within the $771 billion global liquid refreshment beverages market to capitalize on growing consumer demands for zero sugar, naturally sweetened, sustainable products that address global concerns such as heart disease, diabetes, obesity and plastic pollution. We believe our brand competes with any and every liquid refreshment beverage offering as our consumers choose Zevia beverage not only for the great taste, but also because of consumers’ positive perception of our health and sustainability attributes.

The broader beverage industry is dominated by brands closely aligned with sugar and artificial ingredients, and many of whose ingredients are difficult to pronounce. As such, large brands collectively lost billions in market share in 2020, while emerging brands like Zevia are building deeper, values-based relationships with consumers, and delivering more innovative products that support healthy lifestyles.

Given Zevia’s tremendous brand promise and focus on global consumer needs, we remain excited about our ability to effectively enter new categories, channels and geographies as we grow, and continue to take share. Zevia has outpaced the broader Zero Calorie Soda category; according to SPINS, Zevia has experienced 25% and 14% retail sales growth in the last 52 and 12 weeks ended May 16, 2021, respectively, while the category has experienced 9% and 3% during the same periods.

Passionate and Loyal Consumer Base

Our brand has grown significantly over the past decade, which has been largely tied to our dedicated consumer base. We believe that our products provide a great tasting, better-for-you solution for every family member, usage occasion and time of day, as evidenced by the repurchase and loyalty rates of Zevia shoppers. We measure loyalty, or “share of stomach,” based on how much brand purchasers spend in dollar sales on that brand, as a percentage of their total category spending. Among leading beverage brands, Zevia’s “share of stomach” was equal to or greater than category-leading, multi-billion dollar zero calorie brands for the 52 weeks ended April 25, 2021, according to SPINS. Additionally, we believe our repurchase rate compares favorably relative to those same category leading brands.

We believe our consumers are our best advocates and their loyalty is rooted in their alignment with our messaging and mission. Our passionate consumer base over-indexes to Millennials, whom we believe will continue to favor our better-for-you, more sustainable liquid refreshment beverages as they age. Our consumer base also includes families and health-conscious consumers, whom we believe increasingly seek better-for-you options and are driven less by discounts. In addition, we believe the majority of Zevia consumers come from other traditional and low-calorie soda brands, a meaningful share of consumers purchase Zevia as an incremental beverage and a handful of consumers migrate from energy drinks, juice and waters. We believe that consumers care about their diets and their planet, and are willing to pay a premium for those attributes. Zevia drinkers have historically increased their brand spending over time, and tend to spend more on average than traditional shoppers within the soft drink, energy and ready-to-drink tea categories. According to Numerator, for the 52 weeks ended February 28, 2021, Zevia consumers increased their spending nearly three-fold as they were exposed to more flavors, and two to three times more as they tried additional product categories.

Strong Relationships with Retailers Across Channels

We have grown and maintained strong relationships across our retailer network as Zevia products generate incremental consumer spending in the categories in which we compete. We offer our products at a premium yet accessible price point, which appeals to consumers given our taste and health attributes, and we believe also offers retailers materially higher gross margins from Zevia than from the broader category according to retailer feedback. Notwithstanding these higher retailer margins, Zevia products have an average retail cost per ounce of $0.07, representing the 37th percentile within liquid refreshment beverages according to Stackline. We help deliver meaningful growth to retailers by providing them with terms and timelines that are best for our brand and relationships.

Our customer network is comprised of the leading food retailers across the U.S. and Canada, as well as the largest online marketplace in North America, Amazon, where we were the #1 selling carbonated soft drink brand in 2020 based on dollar sales according to Stackline. We have experienced 29% sales growth in 2020 across all our channels, and 21% growth in brick and mortar. Over the same time period, we have grown both dollar and unit sales, and believe that our higher loyalty rates and positioning within the beverage space have resulted in limited purchasing on promotion. Our performance across the past decade has led retailers to reward Zevia with increased shelf space and distribution points for our portfolio of products.

Our omnichannel presence, including our leadership in the natural products retail channel and on Amazon, increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and further our growth across all channels.

Asset-Light Business Model

We use third-party contract-manufacturing and logistics providers, which offers us financial flexibility, scalability, and allows us to more closely focus on executing our strategic initiatives across sales, marketing, innovation, and ESG.

Our asset-light business model is designed to leverage reduced costs and overhead, with capital expenditures of less than 1% of net sales in each of the last two years. Our model supports our strategic initiatives and financial flexibility.

We work closely with our external supply chain to maximize forward-looking capacity and take a thoughtful approach to how we can leverage our existing relationships with our innovation efforts. Over time, we expect to further benefit from economies of scale, resulting in increased gross margin and expanding cash flow generation, providing significant financial flexibility to continue to reinvest in our business as we scale.

Mission-Driven Leadership and Generous Company Culture

Our passion to democratize healthier lifestyles is driven by our high-energy, entrepreneurial, and mission-driven management team, comprised of executives with an average track record of more than

20 years of success in growing better-for-you brands. Led by our Chair and CEO, Paddy Spence, our management team is obsessively focused on creating real social impact through combatting the harmful effects of sugar and artificial ingredients, as well as the environmental challenges posed by the proliferation of single-use plastic packaging.

The sentiment of our leadership permeates throughout our organization as we have attracted highly engaged employees and built an inclusive company culture to be proud of: every full-time Zevia employee has an equity interest in the company, our fair wages ensure proper compensation, and our robust benefits allow people to feel secure in their work environment. We have been awarded the following Comparably awards in recognition of our mission-driven culture: 2020 Best CEOs for Diversity, 2020 Best CEOs for Women, 2020 Best Company Leadership, 2020 Best Company Professional Development, 2020 Best Company Happiness, 2020 Best Company Perks & Benefits, 2020 Best Company Compensation, 2020 Best Company Work-Life Balance, 2020 Best CEO, 2021 Best Operations Teams, 2021 Best Places to Work in Los Angeles and 2021 Best Company Outlook.

The result of these policies and philosophies is that we have been designated as a “Certified B Corporation.” The entire Zevia family thrives off of doing well while doing right, maximizing consumer enjoyment while having a ton of fun along the way!

Our Growth Strategies

We believe that our commitment to delicious, better-for-you beverages and making the world a better place positions us for long-term success in a massive global industry.

Leverage Our Platform and Mission to Increase Velocity and Expand Our Consumer Base

Developing relationships with a broad consumer base is key to our future success. Amongst our consumers, we have a loyalty rate, or “share of stomach,” of 45.7% for the 52 weeks ended April 25, 2021 according to SPINS, on par with that of the category brand leader in zero calorie soda. We believe that our great tasting product offerings, which provide solutions for multiple day parts, usage occasions and family members, contribute to this high loyalty rate. We have been able to retain this loyal consumer base with our unrelenting focus on core beliefs, the quality of our products and the lifestyles they speak to.

We are undertaking a number of initiatives to increase product trial and enhance brand messaging, which include increased investments in digital marketing, constant innovation, and expanding distribution. According to Numerator, our household penetration of 3.7% during the 52 weeks ended May 2, 2021 is extremely low when compared to 40% to 67% penetration of full calorie category brand leaders, and we see a meaningful opportunity to grow by increasing our trial alone. We anticipate that as we continue to scale and enter new categories and channels, more people will become aware of our brand and mission. As our brand trial grows, we expect to convert those consumers into repeat Zevia purchasers and to bring health-conscious consumers back to the fun and enjoyment of carbonated soft drinks.

Invest in Our Ongoing Innovation Efforts

We are a mission-driven brand dedicated to addressing consumer needs by providing the best-tasting, highest-quality beverages to people. We have experienced consistent growth from our existing portfolio, and we foresee multiple opportunities to pursue meaningful innovation across categories, usage occasions, and day parts.

We are extremely selective about the categories in which we choose to develop new products. At the heart of our innovation strategy is our consumer – we have an unrelenting focus on ensuring we offer people the best tasting zero calorie, naturally sweetened beverages. We pioneered our first non-soda innovation in 2016, and have now expanded our innovation categories to include Energy (2016), Mixers (2017), Organic Tea (2018), Kidz drinks (2020) and Sparkling Water (2016). These innovation categories comprised 14% of our net sales in 2020.

In addition to entering new categories, our innovation team is constantly assessing different ways to develop great tasting beverage products that enhance our brand. We plan to continue to grow our current portfolio through line extensions and additional flavors, as well as enhancing our ingredients and sustainable packaging formats to drive incremental purchases. Continually innovating our ingredients to find the optimal taste and redesigning our packaging to enhance sustainability and margin is a key driver of our future growth. In addition to introducing line extensions within our existing categories, we have a robust pipeline of new category innovations to thoughtfully and strategically roll out over time in order to capture as much share of stomach as we can.

Realize Margin Expansion Through Increased Scale and Cost Efficiencies

We believe we are at an inflection point in our company’s trajectory where we anticipate expanding gross margin relative to our historical performance, resulting in enhanced profitability going forward as we are benefitting from our growth and realizing economies of scale. While we have experienced net losses, including net losses of $6.1 million in 2020, in the three months ended March 31, 2021, we achieved net income and anticipate enhancing our profitability in the coming years.

We recognize multiple areas within our business model that will benefit our profitability as we continue to scale. Our long-term gross margin target is greater than 50% as we enhance our relationships with suppliers and grow revenues faster than our production costs. This is expected to be achieved through our asset light model, requiring low capital expenditures, which results in higher free cash flow generation, lower profit volatility, and greater financial flexibility. For these reasons, we believe our business is well positioned to achieve profitability, while continuing to support growth initiatives.

Continue to Expand Distribution Within Existing Channels

We believe we have created a meaningful flywheel for consumer acquisition in which shoppers are able to discover and learn about our brand online and subsequently purchase both online and offline. The online engagement with consumers serves as both a trial generator and a transaction opportunity, where we can leverage our bestselling variety packs to promote trial and consumer engagement. In 2020, we were the #1 selling brand in the soft drink category on Amazon based on dollar sales according to Stackline. We leverage our online presence to also create discovery opportunities for consumers to purchase across additional channels—according to Numerator, 53% of Zevia shoppers on Amazon also bought Zevia beverages in brick and mortar locations in 2020.

We have strong, long-standing relationships with food, drug, mass and natural retailers with whom we can grow distribution and sales through increased store penetration and shelf space. Our total distribution points of 512 for 2020 is still significantly lower than that of category brand leaders according to SPINS, yet we are still growing at key retailers, including one with whom we have been doing business with for over 13 years. We believe that our brick and mortar retailers value Zevia’s continued sales growth and margin profile, attracting relationships with additional major retailers.

We had year-over-year sales growth of 29% for 2020, and we believe we generate high margin for retailers. Due to this combination, retailers continue to reward us with new doors and greater shelf space. We continue to have significant opportunity with our existing retailers. To date we sell approximately six of our products at Walmart stores and approximately eight of our products at most Target stores. Our goal is to stock every product, in every door of every retailer that we currently serve so that we can mutually benefit from the sales and profitability of Zevia products that consumers enjoy and love.

We will continue to add other ecommerce sites and direct to consumer offerings to satisfy the significant demand our consumers have through the ecommerce channel. We will enhance our potential growth as we continue to expand into other categories within beverage, making us an even more attractive brand for retailers.

Capitalize on Significant Distribution Opportunities

We believe we will leverage our history of success across existing channels and apply it to building a presence in new ones.

Beyond our existing channels, we believe there is significant opportunity for our products in the drug, warehouse club, convenience, and foodservice channels, which accounted for more than 50% of carbonated soft drink sales in the U.S. and represent a sales potential of approximately $60 billion according to SPINS for the 52 weeks ended June 14, 2020.

We believe our products’ accessible price point, the broad demographic segments to which we appeal, and the core values of the Zevia brand provide the opportunity to become a leader in each of the retail channels in which beverages are distributed. Entering new channels will not only provide volume growth for our brand but will also enhance our omnichannel strategy and raise awareness of our brand among new potential enthusiasts.

Address Global Consumer Needs

The issues caused by sugar and artificial ingredients intake as well as by plastic packaging polluting the environment are global; therefore, we feel it is incumbent upon us to expand our presence across geographies to shoppers around the world that consume carbonated beverages in order to achieve our mission. While only available in the U.S. and Canada, we have the ability to expand into new markets through retail relationships or our own direct-to-consumer platform.

Governments in more than 50 jurisdictions around the world have imposed a tax on sugary beverages, which is indicative of the global focus to shift away from conventional unhealthy foods and beverages towards innovative and great tasting solutions with better-for-you ingredients such as Zevia.

We plan to prioritize regions where we believe the most attractive opportunities are available to us based on consumer trends and market size. We are particularly focused on regions such as Western Europe, Latin America, and Asia where there have been significant sugar tax implications, as well as further legislation to combat sugar consumption.

Recent Developments

This recent developments section includes forward-looking statements. All statements contained herein other than statements of historical facts, including, without limitation, statements regarding our expectations regarding our financial and operating results for the three months ended June 30, 2021, and our future financial and business performance, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, risks related to our growth, competition in the markets in which we operate, market growth and our ability to innovate and manage our growth. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus.

Preliminary Financial Information for the Three Months Ended June 30, 2021

The following preliminary financial information for the three months ended June 30, 2021 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, this data has been prepared solely on the basis of currently available information by, and are the responsibility of, Zevia. This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited or reviewed, and does not express an opinion with respect to, this preliminary financial information. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ from these estimates due to the completion of our financial closing procedures and final adjustments and other developments that may arise between now and the time our final quarterly financial statements are completed. Accordingly, we have provided ranges, rather than specific amounts, for the preliminary financial information described below. Our actual results for the three months ended June 30, 2021 will not be available until after this offering is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control.

We have prepared estimates of the following preliminary financial information for the three months ended June 30, 2021 (in millions).

	Three Months Ended June 30, 2021		% Change Three Months Ended June 30, 2021 versus June 30, 2020
	Range		Range
	Low	High	Low	High
(in millions)
Statements of Operations and Comprehensive Income (Loss) Data:
Net Sales	$33.8	$34.4	22%	24%
Cost of goods sold	18.1	18.4	33%	36%
Gross profit	$15.4	$16.2	9%	15%

Net Sales

Our preliminary estimated net sales for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 increased by a range of approximately $6.1 million to $6.7 million.

The estimated increase in our net sales was due to an approximately 29% increase in the number of equivalized cases sold. We define an equivalized case as a 288 fluid ounce case. We believe that the increase in volume benefited from an increase in buying rate by retailers to meet increased consumer’s demands.

Cost of Goods Sold

Our preliminary estimated cost of goods sold for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 increased by a range of approximately $4.3 million to $4.6 million. The estimated increase in our cost of goods sold was driven primarily due to volume increases coupled with increase in cost due to product mix and third-party manufacturing costs.

Gross Profit

Our preliminary estimated gross profit for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 increased by a range of approximately $1.6 million to $2.4 million. This increase was primarily due to higher sales driven by increased shipments by approximately 29% due to increased consumer demand, partially offset by an increase in cost of goods sold due to higher manufacturing costs and shift in product mix toward lower margin products.

In addition, our preliminary estimated general and administrative expenses for the three months ended June 30, 2021 were higher as a result of increased personnel and other costs associated with preparing to become a public company and our preliminary estimated selling and marketing expenses for the three months ended June 30, 2021 were higher as a result of higher freight costs and increased marketing spend as a result of the reduced prior quarter marketing spend associated with the COVID-19 pandemic.

Corporate Information

Zevia PBC was incorporated in Delaware on March 23, 2021 as a public benefit corporation. It had no business operations prior to this offering. In connection with the consummation of this offering, Zevia PBC will become the managing member of Zevia LLC, pursuant to the Reorganization described under “Organizational Structure—The Reorganization.” Our principal executive offices are located at 15821 Ventura Blvd., Suite 145, Encino, CA 91436 and our telephone number is (855) 469-3842. Our website address is www.zevia.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

Summary of Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	failure to further develop and maintain our brand;

•

change in consumer preferences, perception and spending habits in the beverage industry and on naturally sweetened products, and failure to develop or enrich our product offering or gain market acceptance of our new products;

•

product safety and quality concerns, including relating to our plant-based sweetening system, could negatively affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings;

•	inability to compete in our intensely competitive categories;

•	we have a history of losses, and we may be unable to achieve profitability;

•	changes in the retail landscape or the loss of key retail customers

•	the impact of the COVID-19 pandemic on our business, results of operations and financial condition;

•	failure to attract, train or retain qualified employees, manage our future growth effectively or maintain our company culture;

•	fluctuation of our net sales and earnings as a result of price concessions, promotional activities and chargebacks;

•	failure to introduce new products or successfully improve existing products;

•

inability to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products due to reliance on a limited number of third-party suppliers;

•	extensive governmental regulation and enforcement if we are not in compliance with applicable requirements; and

•	dependence on distributions from Zevia LLC to pay any taxes and other expenses.

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 27 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

UP-C Structure

In connection with this offering, we will undertake certain transactions as part of a corporate reorganization, including recapitalizing the common and preferred membership interests of Zevia LLC and issuing two shares of Class B common stock and two Class B units for each outstanding unit of Zevia LLC, (the “Reorganization”) described under “Organizational Structure —The Reorganization” below. The Reorganization will be conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C approach provides the existing members of Zevia LLC with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for the public company and economic benefits for the existing members of Zevia LLC when they ultimately exchange their pass-through interests and corresponding shares of Class B common stock for shares of Class A common stock. Following the Reorganization and this offering, Zevia PBC will be a holding company and its sole asset will be ownership of Class A units of Zevia LLC, of which it will be the managing member. The members of Zevia LLC holding common units prior to this offering will hold Class B units of Zevia LLC and will also own an equal number of shares of Class B common stock of Zevia PBC upon completion of this offering.

Tax Receivable Agreement

Zevia PBC will enter into a tax receivable agreement for the benefit of the continuing members of Zevia LLC (not including Zevia PBC) and certain of our pre-IPO institutional investors, which we refer to as the “Direct Zevia Stockholders” (the “Tax Receivable Agreement”), pursuant to which Zevia PBC will pay 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers (each as defined below) and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including Zevia PBC) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the members of Zevia LLC and the Direct Zevia Stockholders that would otherwise have been available to Zevia PBC for other uses, including reinvestment or dividends to Zevia PBC Class A stockholders. See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

The amount payable under the Tax Receivable Agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of certain pre-IPO tax attributes and tax benefits resulting from sales and exchanges by continuing members of Zevia LLC. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. We expect that the payments that we may be required to make under the Tax Receivable Agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $75.5 million through 2036. Under such scenario we would be required to pay the Direct Zevia Stockholders and certain continuing members of Zevia LLC 85% of such amount, or $64.2 million through 2036.

Similarly, assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Zevia PBC of Zevia LLC units from members of Zevia LLC in connection with this offering to be approximately $26.5 million (or approximately $34.1 million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by Zevia PBC to acquire additional Zevia LLC units from members of Zevia LLC) and to range over the next 15 years from approximately $0.7 million to $2.3 million per year (or range from approximately $0.9 million to $2.9 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $0.8 million to $4.9 million (or range from approximately $1.0 million to $5.5 million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $14.00 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

Post-Offering Structure

The diagram below illustrates our structure and anticipated ownership immediately after the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and does not reflect the issuances of awards pursuant to the 2021 Plan or upon exercise or settlement of (i) outstanding options granted under the Zevia LLC 2011 Unit Incentive Plan (the “2011 Plan”), (ii) outstanding RCCCUs (as defined below in “Executive Compensation—Long-Term Incentive Compensation”) granted under the Zevia 2020 Incentive Plan (the “2020 Plan”) and otherwise and (iii) outstanding restricted phantom unit awards, which will be adjusted on a one-to-two basis to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable.

Public Class A common Stock(2) % economic interest % voting interest Direct Zevia Stockholders Class A common Stock(2)(3) % economic interest % voting interest Zevia Owners Class B common Stock(4) % economic interest % voting interest Zevia PBC(1) Class A Units (Managing Members)(5) % economic interest % voting interest Class B Units (Non-Managing Members)(6) % economic interest % voting interest

Amounts may not sum to total due to rounding.

(1)

At the closing of this offering, the members of Zevia LLC other than Zevia PBC will be certain historic owners of Zevia LLC, all of whom owned preferred or common units of Zevia LLC prior to the completion of this offering and the Reorganization, and all of whom, in the aggregate, will own 28,256,158 Class B units of Zevia LLC and 28,256,158 shares of Class B common stock of Zevia PBC after this offering assuming no exercise of the underwriters’ option to purchase additional shares and 27,521,854 Class B units of Zevia LLC and 27,521,854 shares of Class B common stock of Zevia PBC if the underwriters exercise their option to purchase additional shares in full.

(2)

Each share of Class A common stock will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.”

(3)

The Direct Zevia Stockholders hold their interests in Zevia LLC through Zip Holding Inc. and NGEN ZLLC Investment Corp., entities that are taxable as corporations for U.S. federal income tax purposes (the “Blocker Companies”). Zevia PBC will form a new, first-tier merger subsidiary with respect to each Blocker Company, and contemporaneously with this offering, each respective merger subsidiary will merge with and into the respective Blocker Company, with the Blocker Companies surviving (the “Blocker Mergers”). Immediately thereafter, each Blocker Company will merge with and into Zevia PBC, with Zevia PBC surviving. As a result of the Blocker Mergers, the 100% owners of the Blocker Companies will acquire an aggregate of 22,000,484 shares of newly issued Class A common stock (or 21,638,284 shares if the underwriters exercise their option to purchase additional shares in full) and the Blocker Companies will cease to own any Zevia LLC units.

(4)

Each share of Class B common stock is entitled to one vote and will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or required by law. The Class B common stock will not have any economic rights in Zevia PBC.

(5)

Zevia PBC will own all of the Class A units of Zevia LLC after the Reorganization, which upon the completion of this offering will represent the right to receive approximately 56.2% of the distributions made by Zevia LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately 58.0% of the distributions made by Zevia LLC if the underwriters exercise their option to purchase additional shares in full. While this interest represents a minority of economic interests in Zevia LLC, it represents 100% of the voting interests, and Zevia PBC will act as the managing member of Zevia LLC. As a result, Zevia PBC will operate and control all of Zevia LLC’s business and affairs and will be able to consolidate its financial results into Zevia PBC’s financial statements.

(6)

The Class B stockholders will collectively hold all Class B common stock of Zevia PBC outstanding after this offering. They also will collectively hold all Class B units of Zevia LLC, which upon the completion of this offering will represent the right to receive approximately 43.8% of the distributions made by Zevia LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately 42.0% of the distributions made by Zevia LLC if the underwriters exercise their option to purchase additional shares in full. The Class B stockholders will have no voting rights in Zevia LLC on account of the Class B units, except for the right to approve amendments to the Zevia LLC Agreement that adversely affect their rights as holders of Class B units. However, through their ownership of shares of Class B common stock, the Class B stockholders will control a majority of the voting power of the common stock of Zevia PBC, the managing member of Zevia LLC, and will therefore have indirect control over Zevia LLC. Class B units may be exchanged for shares of our Class A common stock or, at our election, for cash, subject to certain restrictions pursuant to the Zevia LLC Agreement described in “Organizational Structure—Zevia LLC Agreement.” When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

Implications of Being a Public Benefit Corporation

In line with our mission to support the health of individuals and communities we live in, we elected to be treated as a public benefit corporation under Delaware law. Public benefit corporations are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect—Public Benefit Corporation Status.”

As provided in our amended and restated certificate of incorporation, the public benefits that we promote are: to (i) create and provide better-for-you beverages, food or other products that support the health of our consumers and their communities, (ii) promote the wellbeing of our employees in a supportive and empowering environment and (iii) forge an enduring profitable business.

Certified B Corporation

While not required by Delaware law or the terms of our amended and restated certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, we have been designated as a “Certified B Corporation.” In order to be designated as a Certified B Corporation, companies are required to take a comprehensive and objective assessment of their positive impact on society and the environment. See the sections titled “Business—Certified B Corporation” and “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect—Public Benefit Corporation” for additional information.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted and have elected to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit, the financial statements and Critical Audit Matters;

•	reduced disclosure obligations regarding executive compensation; and

•

exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and on the frequency of such votes as well as stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.

The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for private companies. As part of this election, we are delaying the adoption of accounting guidance related to implementation costs incurred in cloud computing arrangements that currently applies to public companies. We are assessing the impact this guidance will have on our financial statements. See Note 2 to our audited financial statements included elsewhere in this prospectus for additional information.

THE OFFERING

Issuer	Zevia PBC

Class A common stock offered by Zevia PBC	14,300,000 shares

Underwriters’ option to purchase additional shares of Class A common stock from Zevia PBC	2,145,000 shares

Class A common stock outstanding immediately after this offering	36,300,484 shares of Class A common stock (or 38,083,284 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock outstanding immediately after this offering

28,256,158 shares of Class B common stock (or 27,521,854 shares of Class B common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Class B common stock will be issued to holders of Class B units in Zevia LLC. One share of Class B common stock will be issued for each Class B unit of Zevia LLC outstanding.

Use of proceeds

We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $14.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $186.7 million, or approximately $214.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

We intend to use $90.1 million of the net proceeds from this offering to purchase newly issued Class A units of Zevia LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.

We intend to use (i) approximately $49.8 million, or approximately $59.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to purchase Class B units from certain of Zevia LLC’s unitholders, including certain members of our senior management, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering, (ii) approximately $0.8 million, or approximately $0.9 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to cancel and cash-out outstanding options held by certain of Zevia LLC’s optionholders, including certain members of our senior management, at a per-option price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering and (iii) approximately $46.0 million, or approximately $50.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to pay the cash consideration to Direct Zevia Stockholders in connection with the Blocker Mergers. Accordingly, we will not retain any of this portion of the proceeds.

We intend to cause Zevia LLC to use the remaining net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization, and for working capital and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant. Holders of our Class B common stock will not be entitled to dividends from Zevia PBC.

Following the Reorganization and this offering, Zevia PBC will be a holding company and its sole asset will be ownership of the Class A units of Zevia LLC, of which it will be the managing member. Subject to funds being legally available for distribution, we intend to cause Zevia LLC to make distributions to each of its members, including Zevia PBC, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to each member and to allow Zevia PBC to make payments under the Tax Receivable Agreement. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Zevia PBC shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities. See “Dividend Policy.”

Voting rights

We have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock will entitle the holder to one vote.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. See “Description of Capital Stock.” When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.”

Exchange of Class B units	We have reserved for issuance 28,256,158 shares of our Class A common stock (or 27,521,854 shares of Class B common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full), which is the aggregate number of shares of our Class A common stock expected to be issued over time upon the exchanges by the Class B unitholders. See “Organizational Structure.”

Zevia LLC Agreement	The Zevia LLC Agreement will entitle certain of its members (and certain permitted transferees thereof) to exchange their Class B units, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash. When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired. See “Organizational Structure—Zevia LLC Agreement” and “Certain Relationships and Related Person Transactions—Zevia LLC Agreement.”

Tax Receivable Agreement	Zevia PBC will enter into the Tax Receivable Agreement for the benefit of the continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders pursuant to which Zevia PBC will pay 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Following this offering, we expect to use distributions from Zevia LLC to fund any payments that we will be required to make under the Tax Receivable Agreement. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the members of Zevia LLC and the Direct Zevia Stockholders that would otherwise have been available to Zevia PBC for other uses, including reinvestment or dividends to Zevia PBC Class A stockholders. To the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement, such payments may be deferred for up to six months and would accrue interest until paid. See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 28, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.

Reserved Share Program	At our request, an affiliate of a participating underwriter has reserved for sale, at the initial public offering price, up to 5% of the shares of Class A common stock offered by this prospectus for sale to certain individuals. If these persons purchase reserved shares of Class A common stock, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus.

Symbol	“ZVIA.”

Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not reflect any of the following:

•	2,145,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	3,689,177 shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 Plan”) (under which no equity awards have been granted as of March 31, 2021), including:

(i)

194,300 shares of Class A common stock underlying stock options, restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii)	3,494,877 additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan;

•

9,258,310 shares of Class A common stock issuable upon exercise or settlement of (i) outstanding options granted under the 2011 Plan, (ii) outstanding RCCCUs granted under the 2020 Plan and otherwise and (iii) outstanding restricted phantom unit awards, which will be adjusted (as reflected in this amount) on a one-to-two basis to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable; and

•

28,256,158 shares of Class A common stock reserved for issuance upon exchange of the Class B units of Zevia LLC (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering.

Unless otherwise indicated in this prospectus, all information in this prospectus assumes the completion of the Reorganization and that shares of our Class A common stock will be sold in this offering at $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

Throughout this prospectus, we present performance metrics and financial information regarding the business of Zevia LLC. This information is generally presented on an enterprise-wide basis. The new public stockholders will be entitled to receive a pro rata portion of the economics of Zevia LLC’s operations through their ownership of our Class A common stock. Zevia PBC’s ownership of Class A units initially will represent a minority share of Zevia LLC. The existing members of Zevia LLC initially will continue to hold a majority of the economic interest in its operations as non-controlling interest holders, primarily through direct and indirect ownership of Class B units of Zevia LLC. Prospective investors should be aware that the owners of the Class A common stock initially will be entitled only to a minority economic position, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As Class B units are exchanged for Class A common stock (or cash) over time, the percentage of the economic interest in Zevia LLC’s operations to which Zevia PBC and the public stockholders are entitled will increase proportionately.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth certain summary financial information and other data of Zevia LLC on a historical basis. Zevia LLC is considered our predecessor for accounting purposes and its financial statements will be our historical financial statements following this offering. The following summary historical statements of operations and comprehensive loss data for the years ended December 31, 2020 and 2019 and the summary historical balance sheet data as of December 31, 2020 and 2019 have been derived from Zevia LLC’s audited financial statements included elsewhere in this prospectus. The statement of operations and comprehensive income (loss) data for the three months ended March 31, 2021 and 2020 and the summary historical balance sheet data as of March 31, 2021 have been derived from Zevia LLC’s unaudited financial statements included elsewhere in this prospectus. This summary historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results and growth rates are not necessarily indicative of the results or growth rates to be expected in future periods.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except units and per unit information)
Statements of Operations and Comprehensive Income (Loss) Data:
Net sales	$30,694	$22,490	$110,025	$85,562
Cost of goods sold	16,506	13,458	60,523	48,662
Gross profit	14,188	9,032	49,502	36,900
Operating expenses
Selling and marketing expenses	7,988	6,921	27,333	27,643
General and administrative expenses(1)	5,713	4,333	26,715	13,925
Depreciation and amortization	244	223	932	786
Total operating expenses	13,945	11,477	54,980	42,354
Income (loss) from operations	243	(2,445)	(5,478)	(5,454)
Other income (expense), net	4	(149)	(593)	47
Net income (loss) and comprehensive income (loss)	247	(2,594)	(6,071)	(5,407)
Net income (loss) attributable to common unit holders(2)	19	(2,594)	(6,071)	(5,407)
Net income (loss) per unit attributable to common unit holders, basic(2)(3)	$0.01	$(0.57)	$(126,512)	$(5,407)
Net income (loss) per unit attributable to common unit holders, diluted(2)(3)	$0.01	$(0.57)	$(28.05)	$(1.20)
Weighted average common units outstanding, basic	2,462,575	4,548,641	4,510,572	4,522,909
Weighted average common units outstanding, diluted	30,481,923	4,548,641	4,510,572	4,522,909

(1)

General and administrative expenses includes compensation expense of $37,000 and $29,000 for the three months ended March 31, 2021 and 2020, respectively, and $7.8 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, representing the excess of the repurchase price over then assessed fair value of the units of membership interest held by employees that were repurchased by Zevia LLC. See Note 9 to our financial statements included elsewhere in this prospectus.

(2)

Net income (loss) attributable to common unit holders includes an incremental reduction to accumulated deficit of $120.4 million for the year ended December 31, 2020 related to the excess of tender offer purchase price over then assessed fair value. See Note 9 and Note 17 to our financial statements included elsewhere in this prospectus.

(3)	Net income (loss) per unit under the two-class method is the same under all classes of common units. See Note 17 to our financial statements included elsewhere in this prospectus.

	As of March 31,	As of December 31,
	2021	2020	2019
	(in thousands, except unit and per unit data)
Balance Sheet Data:
Cash	$12,361	$14,936	$3,243
Working capital(1)	30,351	30,099	12,465
Total assets	50,267	49,956	27,267
Total debt	—	—	—
Redeemable convertible preferred units, no par value (34,410,379, 34,410,379 and 22,558,386 units authorized, 26,322,803, 26,322,803 and 22,558,386 units issued and outstanding as of March 31, 2021, December 31, 2020 and 2019, respectively; and aggregate liquidation preference, $329,753, $329,753 and $59,753 as of March 31, 2021, December 31, 2020 and 2019, respectively)	232,457	232,457	58,037
Common units, no par value (7,274,742, 7,274,742 and 8,451,586 units authorized; 2,476,386, 2,438,812 and 4,529,061 units issued and outstanding at March 31, 2021, December 31, 2020 and 2019, respectively)	976	966	1,810
Total Members’ deficit	(196,518)	(196,812)	(39,969)

(1)	Working capital is defined as total current assets minus total current liabilities.

Non-GAAP Financial Measures:

Adjusted EBITDA and Adjusted Net Income (Loss) are non-GAAP financial measures. We calculate Adjusted EBITDA as net (loss) income adjusted to exclude: (1) equity-based compensation expense, (2) depreciation and amortization and (3) other income (expense), net. Adjusted EBITDA may in the future also be adjusted for amounts impacting net income related to the Tax Receivable Agreement liability. We calculate Adjusted Net Income (Loss) as net (loss) income adjusted to exclude equity-based compensation expense. Adjusted EBITDA and Adjusted Net Income (Loss) are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)
Equity-based compensation expense	37	29	7,870	606
Depreciation and amortization	244	223	932	786
Other (income) expense, net	(4)	149	593	(47)
Adjusted EBITDA	$524	$(2,193)	$3,324	$(4,062)

The following table presents a reconciliation of Adjusted Net Income (Loss) to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)
Equity-based compensation expense	37	29	7,870	606
Adjusted Net Income (Loss)	$284	$(2,565)	$1,799	$(4,801)

For a detailed discussion of our key operating and financial performance metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, together with all other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the following risks, as well as any risks or uncertainties not currently known to us or that we currently do not believe to be material, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

If we fail to further develop and maintain our brand, our business could suffer.

We believe our continued success depends on our ability to maintain and grow the value of the Zevia brand. Because our products are comprised of a handful of simple ingredients that are readily available in the market and we do not depend on a particular flavor as we are continuously reformulating and remodifying flavors, we are particularly dependent on maintaining the success of our brand and reputation.

Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our plant-based product offerings, food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers or manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

We could be adversely affected by a change in consumer preferences, perception and spending habits in the beverage industry and on naturally sweetened products, and failure to develop or enrich our product offering or gain market acceptance of our new products could have a negative effect on our business.

We have positioned our brand to capitalize on growing consumer interest in plant-based, clean label, ethically produced and great-tasting beverages, particularly those sweetened with stevia extract or other plant-based sweeteners as an alternative to sugar or artificial sweeteners. The market in which we operate is subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the beverage industry market in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. Media coverage regarding the safety or quality of, or diet or health issues relating to, our products or the raw materials, ingredients (particularly stevia or other plant-based sweeteners) or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness or inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic.

The success of our products depends on a number of factors including continued market acceptance of stevia, our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to promote our products effectively by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality issues, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition or results of operations could be materially and adversely affected.

In addition, in many of our markets, shopping patterns are being affected by the shift to ecommerce, with consumers rapidly embracing shopping by way of mobile device applications, ecommerce retailers and ecommerce websites or platforms. If we fail to address changes in consumer product and shopping preferences, or do not successfully anticipate and prepare for future changes in such preferences, our share of sales, revenue growth and overall financial results could be negatively affected.

Product safety and quality concerns, including relating to our plant-based sweetening system, could negatively affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

The success of our business depends in part on our ability to maintain consumer confidence in the safety and quality of all of our products, including relating to our plant-based sweetening system. The sale of products for human use and consumption involves the risk of injury or illness to consumers. We have various quality, environmental, health and safety supply chain standards. A failure or perceived failure to meet our quality or safety standards, including product adulteration, contamination, or tampering, or allegations of mislabeling, whether actual or perceived, could occur in our operations or those of our contract manufacturers, distributors or suppliers. This could result in time consuming and expensive production interruptions, negative publicity, the destruction of product inventory, the discontinuation of sales or our relationships with such contract manufacturers, distributors, or suppliers, lost sales due to the unavailability of product for a period of time and higher-than-anticipated rates of returns of goods. The occurrence of health-related illnesses or other incidents related to the consumption of our products, including allergies, excessive consumption or death to a consumer, could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales.

Noncompliance with applicable food product quality and safety regulations can result in enforcement action by applicable regulatory agencies, including product recalls, market withdrawals, product seizures, warning letters, injunctions, or criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid by us, which would affect our results of operations and financial condition. Moreover, negative publicity also could be generated from false, unfounded or nominal liability claims or limited recalls.

Negative publicity surrounding the health effects of our plant-based sweetening system or other ingredients in our products could have an adverse effect on our business. Reports that stevia extract or plant-based sweeteners (or another ingredient) causes adverse effects on consumer health, whether founded or unfounded. For example, in the past there have been unfounded and scientifically refuted claims that stevia may cause reproductive issues or require allergy warnings. Future similar founded or unfounded claims could cause customers or consumers to reduce the number of our products that they purchase or stop buying our products altogether. Any or all of these events may lead to a loss of consumer confidence and trust, could damage the goodwill associated with our brands and may cause consumers to choose other products and could negatively affect our business and financial performance.

If we are unable to compete in our intensely competitive categories, our business may not grow or succeed.

We operate in the highly competitive liquid refreshment beverage industry that continues to evolve in response to changing consumer preferences. Some of our competitors, such as The Coca-Cola Company, Keurig Dr. Pepper, PepsiCo, Inc., National Beverage Corp., Monster Energy, and Red Bull, are multinational corporations with significantly greater financial resources than us. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, changing their route to market, reducing prices or increasing promotional activities. We also compete with a range of emerging brands, including a number of smaller brands and a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. In Canada, we compete with many of these same international companies as well as a number of regional competitors.

Our sales may be negatively affected by numerous factors, including our inability to maintain or increase prices, our inability to effectively promote our products, ineffective advertising and marketing campaigns, new entrants into the market, the decision of wholesalers, retailers or consumers to purchase competitors’ products instead of ours, and increased marketing costs and in-store placement and slotting fees due to our competitors’ willingness to spend aggressively. Competitive pressures may also cause us to reduce prices we charge customers or may restrict our ability to increase such prices.

We have a history of losses, and we may be unable to achieve profitability.

Until the first quarter of 2021, we experienced net losses in each year since our inception. We incurred net losses of $6.1 million in 2020, $5.4 million in 2019 and $6.0 million in 2018. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to increase our customer base, supplier network and contract manufacturers, expand our marketing channels and hire additional employees. Our expansion efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenues and margins sufficiently to offset the anticipated higher expenses. We incur significant expenses in developing our innovative products, obtaining and storing ingredients and other products and marketing the products we offer. In addition, many of our expenses are fixed. Accordingly, we may not be able to achieve profitability, and we may incur significant losses in the future.

Changes in the retail landscape or the loss of key retail customers could adversely affect our financial performance.

The consumer packaged goods industry is being affected by the trend toward consolidation in, and blurring of, the lines between retail channels. Larger retailers have sought lower prices from us, demanded increased marketing or promotional expenditures, and have and may continue to use their distribution networks to introduce and develop private label brands, any of which could negatively affect profitability. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business.

In 2020, our largest customer represented 20% of our net sales and our largest ten customers represented 80% of our net sales. We have also recently increased concentration in the ecommerce channel. In 2020, the ecommerce channel represented approximately 13% of our net sales. The loss of any large customer, the reduction of purchasing levels or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability. Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant retailers. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channels, our retailers sometimes create their own beverages that compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. In addition, our success depends in part on our ability to maintain good relationships with key retail customers.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing business travel restrictions and temporarily closing businesses. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect our supply chain as well as the demand for our products. Although we encountered closures at some of our third-party facilities due to confirmed cases in the workforce or due to government mandate, these closures did not have a material impact on our operations or our ability to serve customer needs. While at this time we are working to manage and mitigate potential disruptions to our supply chain, and we have not experienced decreases in demand or material financial impacts as compared to prior periods, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

The impact of the COVID-19 pandemic on any of our suppliers, manufacturers, distributors or transportation or logistics providers may negatively affect the price and availability of our raw materials and impact our supply chain. If the disruptions caused by the COVID-19 pandemic continue for an extended period of time, our ability to meet the demands of our customers may be materially impacted.

Further, the COVID-19 pandemic may impact customer and consumer demand. Retail and grocery stores have been impacted due to business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. Further, to the extent our customers’ operations are negatively impacted, our customers may reduce demand for or spending on our products, or customers or distributors may delay payments to us or request payment or other concessions. There may also be significant reductions or volatility in consumer demand for our products due to travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase our products due to illness, quarantine or financial hardship, decreased consumer confidence and spending or pantry-loading activity, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the future impact of the COVID-19 pandemic on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could continue to affect our business, financial condition results of operations and cash flows, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If we fail to attract, train or retain qualified employees, manage our future growth effectively or maintain our company culture, our business could be materially adversely affected.

We have grown rapidly since inception and anticipate further growth. Our growth and success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. The number of our full-time employees increased from 72 at December 31, 2019 to 98 at March 31, 2021. Any of our employees may terminate his or her employment with us at any time. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

In addition, our recent growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business will place significant demands on our management and operations teams and require significant additional resources to meet our needs, which may not be available in a cost-effective manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, brand, results of operations and financial condition.

As we grow and develop the infrastructure of a public company during the COVID-19 pandemic, we may find it difficult to maintain our company culture. In 2020, we hired 25 full-time employees, all of whom have been working remotely since they have been hired. If we are not able to effectively integrate our new employees into our company culture, we may not be able to retain these employees or we may not be able to maintain our company culture. We believe our culture and our brand have been key contributors to our success to date and promote a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture or focus on our brand could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our objectives. If we fail to maintain our company culture or focus on our brand, our business and competitive position may be harmed.

Our net sales and earnings may fluctuate as a result of price concessions, promotional activities and chargebacks.

We are often required to grant retailers price concessions that negatively impact our margins and our profitability in order to compete with our larger competitors with significantly greater financial resources. If we are not able to lower our cost structure adequately in response to such competitive customer pricing, and if we are not able to attract and retain a profitable customer mix and a profitable product mix, our profitability could continue to be adversely affected.

In addition, we periodically offer sales incentives through various programs to customers and consumers, including temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We also periodically provide chargebacks to our retailers, which include credits or discounts on the sale of products to consumers. The cost associated with promotions and chargebacks is estimated and recorded as a reduction in net sales. We anticipate that these price concessions and promotional activities could adversely impact our net sales and that changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of such promotions, or if we are not correct in estimating chargebacks, our business, financial condition and results of operations would be adversely affected.

Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow.

Part of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, including complying with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our innovation team is continuously working to enhance the taste of our beverages and quality of our ingredients, including expanding to additional flavors and categories. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed.

Inaccurate or misleading marketing claims may harm our brand and business.

We have partnered with health professionals such as renal dietitians and diabetes educators to provide health-focused educational materials and webinars. Although we take measures to ensure that such information is accurate, compliant with regulations and supported by factual analysis and research, we may be subject to claims that such information is false or misleading. Even if such claims are disproven, any negative publicity surrounding an assertion that our marketing materials are inaccurate could cause consumers to lose confidence in the safety and quality of our products. In addition, a judgment against us could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Climate change may negatively affect our business and operations.

We believe greenhouse gases in the atmosphere have and will continue to have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. As climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as stevia extract. As a result of climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our third-party contract manufacturers’ operations, as well as the agricultural businesses of our suppliers, which rely on the availability and quality of water.

Adverse weather conditions, fires, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Agricultural products, including the stevia rebaudiana plant, are vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, floods and windstorms, which are common but difficult to predict. Agricultural products also are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climate conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality and, in extreme cases, entire harvests may be lost. Additionally, adverse weather or natural disasters, including fires, earthquakes, winter storms, floods, droughts, or volcanic events, could impact manufacturing and business facilities, which could result in significant costs and meaningfully reduce our capacity to fulfill orders and maintain normal business operations. These factors may result in lower sales volume and increased costs due increased costs of products. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Similarly, an earthquake, fire, tsunami, tornado or other natural disaster could seriously disrupt our entire business. Our corporate offices and research and development functions are located in Los Angeles, California. The impact of an earthquake, fire or tsunami, or both, or other natural disasters in the Los Angeles area on our facilities and overall operations is difficult to predict, but such a natural disaster could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of such a natural disaster. As a result, natural disasters, such as an earthquake, fire or tsunami in the Los Angeles area or in areas where our manufacturers are located, could lead to substantial losses.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We intend to expand our global footprint in order to enter into new markets, including expanding into countries other than those in which we currently operate. It may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. We will also face increased competition with larger competitors who have stronger established brands in such markets. It is also costly to establish, develop and maintain international operations and develop and promote our brands in international markets. Our expansion may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business and brand.

Risks Relating to Our Relationships with Third Parties

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products.

We rely on a limited number of suppliers to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or pricing of raw materials. Any of our suppliers could discontinue or seek to alter their relationship with us.

We currently have one supplier for the stevia extract used in our products which we have selected since they meet our specific requirements for a particular blend of leaf compounds. As a result of this concentration in our supply chain, any disruption in the supply, price, quality, availability or timely delivery of stevia from this supplier could adversely affect our business, performance, and results of operations. Additionally, the concentration of our supply of stevia extract increases the risk of significant supply disruptions from local and regional events. For more information regarding contract terms, see the section of this prospectus captioned “Business—Our Supply Chain.”

Events that adversely affect our supplier of stevia extract and other raw materials could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters, fires or other catastrophic occurrences. We have in the past experienced interruptions in the supply of carbon dioxide and caffeine. While those disruptions did not have a material impact, future disruptions could have a material negative impact on our business operations.

We continually seek alternative sources of stevia extract and other plant-based ingredients to use in our products, but we may not be successful in diversifying the raw materials we use in our products. If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Substantial disruption at our independent third-party manufacturing and distribution facilities could occur.

We use third-party manufacturing companies to produce our products. Some of these manufacturers are also our direct competitors, or also manufacture and distribute products for our competitors. As independent companies, these manufacturers and distributors make their own business decisions. They have the right to determine whether, and to what extent, they produce and distribute our products, our competitors’ products and their own products. They may devote more resources to other products, prioritize their own products, or take other actions detrimental to our products or brand. In addition, we may enter into ‘take or pay’ arrangements to improve assurance of supply for both co-pack volume and aluminum cans. In most cases, they are able to terminate their manufacturing and distribution arrangements with us without cause. We may need to increase support for our brands in their territories to protect our route to market and may not be able to pass price increases through to them. Their financial condition could also be adversely affected by conditions beyond their control, and their business could suffer as a result. Deteriorating economic conditions could negatively impact the financial viability of third-party contract manufacturers.

A disruption at our third-party manufacturing and distribution facilities could have a material adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, epidemics, strikes, transportation or supply interruption, contractual dispute, government regulation, cybersecurity attacks or terrorism. Moreover, if demand increases more than we forecast, we will need to acquire additional capacity. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more than existing facilities or may take a significant time to start production, each of which could negatively affect our business and financial performance.

We use distributors for a significant amount of our sales, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected.

We sell a substantial portion of our products through distributors such as United Natural Foods, Inc. and KeHE Distributors, and we depend on these third parties to sell our products to a broad group of retailers. Our largest distributors in 2020 were United Natural Foods, Inc. and KeHE Distributors, which accounted for 20%, and 16% of our net sales, respectively. Sales to retailer Kroger and online customer Amazon each accounted for 12% of our net sales in 2020. No other retailer or distributor represented more than 10% of our net sales in 2020. We expect that most of our sales will be made through a small number of customers for the foreseeable future. We do not have short-term or long-term commitments or minimum purchase volumes in our contracts with them that ensure future sales of our products. If we lose one or more of our significant customers and cannot replace the customer in a timely manner or at all, our business, results of operation and financial condition may be materially adversely affected. Similarly, if we do not maintain our relationship with existing customers or develop relationships with new customers, the growth of our business may be adversely affected and our business may be harmed.

Increase in the cost, disruption of supply or shortage of stevia sweetener or other ingredients, other raw materials, packaging materials, aluminum cans and other containers could harm our business.

We use various ingredients in our business, including stevia sweetener and flavor ingredients relating to consumable products, aluminum cans and other packaging materials. The prices for ingredients, other raw materials, packaging materials and aluminum cans fluctuate depending on market conditions. For example, there is currently a global shortage of aluminum cans. We might not be able to source enough aluminum cans in the future to meet our consumers’ demand. Our ability to continue to procure enough aluminum cans at reasonable prices will depend on future developments which are highly uncertain.

Substantial increases in the prices of stevia sweetener, our other ingredients, other raw materials, packaging materials and aluminum cans, to the extent they cannot be recouped through increases in the prices of finished beverage products, could increase operating costs for us and companies we do business with and reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials, packaging materials and aluminum cans could affect affordability in some markets and reduce sales.

Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party transportation providers for our product shipments. Our utilization of delivery services for shipments is subject to risks, including availability of trucking capacity and increases in fuel prices, which would increase our shipping costs, and employee strikes or work stoppages and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. In particular, the increase in volume of online shopping due to the COVID-19 pandemic has led to an increase in demand for shipping services and subsequent increase in our transportation expense. We periodically change shipping companies, and we could face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

Risks Relating to Governmental Regulation

We and our manufacturers and suppliers are subject to extensive governmental regulation and may be subject to enforcement if we are not in compliance with applicable requirements.

We and our manufacturers and suppliers are subject to a broad range of federal, state, and local laws and regulations that govern, among other issues, the testing, design, development, formulation, manufacturing, storage, product safety, labeling, distribution, marketing, sales, advertising and post-market reporting of foods. These include laws administered by the FDA, the U.S. Federal Trade Commission (“FTC”), the U.S. Department of Agriculture (“USDA”), and other federal, state, and local regulatory authorities. Because we market products that are regulated as food, we and the companies that pack our products are subject to the requirements of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and regulations promulgated thereunder by the FDA. The statute and regulations govern, among other things, the production, composition, ingredients, packaging, labeling, and safety of beverages. The FDA requires that facilities that produce food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practice requirements (“cGMPs”), and supplier verification requirements. Production facilities are subject to periodic inspection by federal, state, and local authorities. If we cannot successfully contract with manufacturers for our products and if they cannot conform to our specifications and the strict regulatory requirements of the FDA and applicable state and local laws, they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in their inability to continue to pack for us, or could result in a recall of our products that have already been distributed.

Our products are subject to the FDA’s comprehensive regulatory authority under the FDCA, as well as by other regulatory authorities which regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of foods. Among other things, manufacturers of conventional foods must meet applicable cGMPs and certain requirements that govern the constituents, packaging, labeling and holding of foods. Failure by us, our manufacturers, or our suppliers to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, or other enforcement action. Any of these actions would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Our products and their manufacturing, labeling, marketing and sale are also subject to various aspects of the Federal Trade Commission Act, the Food Safety Modernization Act, the Lanham Act, state consumer protection laws and state warning and labeling laws, such as Proposition 65 in California. Various states, provinces and other authorities require deposits, eco-taxes or fees on certain products or packaging. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere. In addition, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products as a result of what they contain or allegations that they cause adverse health effects.

Failure by us, our manufacturers, or our suppliers to comply with applicable laws and regulations or to obtain and maintain necessary permits, licenses, and registrations relating to our operations could subject us to administrative and civil penalties, including significant fines, injunctions, product recalls or seizures, withdrawals, warning letters, restrictions on the production or marketing of our products, or refusals to permit the import or export of products, civil liability, criminal liability or sanctions, or other enforcement actions. Any of these actions would result in a material effect on our operating results and business and business and financial condition, including increased operating costs. See “Description of Business—Government Regulation.”

Our policies and procedures are designed to comply with all applicable laws, accounting and reporting requirements, tax rules and other regulations and requirements, including those imposed by the SEC, the Internal Revenue Service (“IRS”), the U.S. Department of Health & Human Services, the FDA, the FTC, the USDA, the U.S. Environmental Protection Agency (“EPA”), the U.S. Occupational Safety and Health Administration (“OSHA”), the U.S. Department of Justice (“DOJ”), by state and local governments, and by comparable entities in foreign countries, as well as applicable trade, labor, sanitation, safety, environmental, labeling, anti-bribery and corruption and merchandise laws.

Changes in laws and regulations, or the adoption of new laws or regulations, relating to beverage containers and packaging could increase our costs, reduce demand for our products, and otherwise adversely affect our business, results of operations and financial condition.

Proposals relating to beverage container deposits, recycling, eco-tax and/or product stewardship have been introduced in various jurisdictions in the U.S. and overseas, and we anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere. Consumers’ increased concerns and changing attitudes about solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of the major markets in which we operate, they could affect our costs or require changes in our distribution model, which could reduce our net operating revenues and profitability.

The regulatory environment in which we operate could change significantly and adversely in the future. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition.

Litigation and regulatory enforcement concerning marketing and labeling of our products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product, seek removal of a product from the marketplace, and/or impose fines and penalties. Products that we sell carry claims as to their ingredients or health and wellness related attributes, including the term “natural” or other express or implied statements relating to the ingredients or health and wellness related attributes of our products. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word “natural,” there is no single, official U.S. government regulation defining the term “natural” for use in the food industry, which is true for many other label statements in the better-for-you and functionally-focused food industry. The lack of regulatory definition for “natural” and other label statements has contributed to legal challenges against many consumer products companies, and plaintiffs have commenced legal actions against several food companies that market “natural” products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled “natural” that contain synthetic ingredients or components. As a result of such legal or regulatory challenges, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded.

Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations. The number of private consumer class actions relating to false or deceptive advertising against cosmetic, food, beverage and nutritional supplement manufacturers has increased in recent years. In addition, the FDA has aggressively enforced its regulations with respect to different types of product claims that may or may not be made for food products. These events could interrupt the marketing and sales of our products, severely damage our brand reputation and public image, increase our legal expenses, result in product recalls or litigation, and impede our ability to deliver our products in sufficient quantities or quality, which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to international regulations that could adversely affect our business and results of operations.

We are subject to regulations internationally where we distribute and/or will sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising and distribution of these products. If regulators determine that the labeling and/or composition of any of our products is not in compliance with Canadian law or regulations, or if we or our manufacturers otherwise fail to comply with applicable laws and regulations in Canada, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results.

In addition, if we increase international operations, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.

Risks Relating to Tax Matters

Zevia PBC will depend on distributions from Zevia LLC to pay any taxes and other expenses, including payments under the Tax Receivable Agreement.

Zevia PBC will be a holding company and, following this offering, its only business will be to act as the managing member of Zevia LLC, and its only material assets will be Class A units representing approximately 56.2% of the membership interests of Zevia LLC (or 58.0% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Zevia PBC does not have any independent means of generating revenue. We anticipate that Zevia LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of Zevia LLC. Accordingly, Zevia PBC will be required to pay income taxes on its allocable share of any net taxable income of Zevia LLC. We intend to cause Zevia LLC to make distributions to each of its members, including Zevia PBC, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow Zevia PBC to make payments under the Tax Receivable Agreement. In addition, Zevia LLC will reimburse Zevia PBC for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Zevia PBC shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities. To the extent that Zevia PBC needs funds, and Zevia LLC is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect Zevia PBC’s ability to pay taxes and other expenses, including

payments under the Tax Receivable Agreement, and affect our liquidity and financial condition.    In addition, although we do not currently expect to pay dividends, such restrictions could affect our ability to any dividends, if declared.

The Internal Revenue Service (IRS) might challenge the tax basis step-ups and other tax benefits we receive in connection with this offering and the related transactions and in connection with future acquisitions of Zevia LLC units.

Zevia PBC will acquire Zevia LLC units held directly by other members of Zevia LLC in connection with this offering and may in the future acquire such units in exchange for shares of our Class A common stock or, at our election, cash. Those acquisitions and exchanges are expected to result in increases in the tax basis of the assets of Zevia LLC that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) Zevia PBC’s depreciation and amortization and, together with other tax benefits, reduce the amount of tax that Zevia PBC would otherwise be required to pay, although it is possible that the IRS might challenge all or part of these tax basis increases or other tax benefits, and a court might sustain such a challenge. Zevia PBC’s ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement if the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of our ultimate cash tax savings.

Zevia PBC will be required to pay over to continuing members of Zevia LLC and the Direct Zevia Stockholders most of the tax benefits Zevia PBC receives from tax basis step-ups (and certain other tax benefits) attributable to its acquisition of units of Zevia LLC in connection with this offering and in the future, and the amount of those payments are expected to be substantial.

Zevia PBC will enter into the Tax Receivable Agreement with continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders. The Tax Receivable Agreement will provide for payment by Zevia PBC to continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders of 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including Zevia PBC) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the members of Zevia LLC and the Direct Zevia Stockholders that would otherwise have been available to Zevia PBC for other uses, including reinvestment or dividends to Zevia PBC Class A stockholders. Zevia PBC will retain the benefit of the remaining 15% of these net cash tax savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless we exercise our right to terminate a Tax Receivable Agreement (or it is terminated due to a change in control or our breach of a material obligation thereunder), in which case Zevia PBC will be required to make the termination payment specified in that Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Based on certain assumptions, including no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets and the net operating losses (and similar items), we expect that future payments to the continuing members of Zevia LLC (not including Zevia PBC) in respect of the initial public offering will equal $64.2 million in the aggregate, based on an assumed price of our Class A common stock of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), although the actual future payments to the continuing members of Zevia LLC will vary based on the factors discussed below, and estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, as the calculation of amounts payable depends on a variety of factors and future events. We expect to receive distributions from Zevia LLC in order to make any required payments under the Tax Receivable Agreement. To the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, such payments may be deferred for up to six months and would accrue interest until paid.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including the price of our Class A common stock at the time of the exchange; the timing of future exchanges; the extent to which exchanges are taxable; the amount and timing of the utilization of tax attributes; the amount, timing and character of Zevia PBC’s income; the U.S. federal, state and local tax rates then applicable; the amount of each exchanging unitholder’s tax basis in its units at the time of the relevant exchange; the depreciation and amortization periods that apply to the increases in tax basis; the timing and amount of any earlier payments that Zevia PBC may have made under the Tax Receivable Agreement and the portion of Zevia PBC’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Zevia LLC attributable to the acquired or exchanged Zevia LLC interests, and certain other tax benefits, the payments that Zevia PBC will be required to make to the holders of rights under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits Zevia PBC receives in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to Zevia PBC by Zevia LLC are not sufficient to permit Zevia PBC to make payments under the Tax Receivable Agreement.

In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that Zevia PBC actually realizes.

The Tax Receivable Agreement will provide that if (i) Zevia PBC exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under the Tax Receivable Agreement), (ii) Zevia PBC experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) Zevia PBC fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within 180 days after the due date or (v) Zevia PBC materially breaches its obligations under the Tax Receivable Agreement, Zevia PBC will be obligated to make an early termination payment to holders of rights under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by Zevia PBC under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that Zevia PBC would have enough taxable income in the future to fully utilize the tax benefit resulting from the tax assets that are the subject of the Tax Receivable Agreement, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by Zevia PBC ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iv) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (v) the assumption that any units of Zevia LLC (other than those held by Zevia PBC) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by Zevia PBC under the Tax Receivable Agreement at a rate equal to the lesser of (a) 6.5% and (b) the Secured Overnight Financing Rate, as reported by the Wall Street Journal (SOFR) plus 400 basis points.

Moreover, as a result of an elective early termination, a change in control or Zevia PBC’s material breach of its obligations under the Tax Receivable Agreement, Zevia PBC could be required to make payments under the Tax Receivable Agreement that exceed its actual cash savings under that Tax Receivable Agreement. Thus, Zevia PBC’s obligations under the Tax Receivable Agreement could have a substantial negative effect on its financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such a challenge. If any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, Zevia PBC would be entitled to reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent the holder has received excess payments. However, the required final and binding determination that a holder of rights under the Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and Zevia PBC will not be permitted to reduce its payments under the Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under such Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. Zevia PBC will not be reimbursed for any payments previously made under either of the Tax Receivable Agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the benefit that Zevia PBC actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) and Zevia PBC may not be able to recoup those payments, which could adversely affect Zevia PBC’s financial condition and liquidity.

In certain circumstances, Zevia LLC will be required to make distributions to us and the existing members of Zevia LLC, and the distributions that Zevia LLC will be required to make may be substantial.

Zevia LLC is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to members, including Zevia PBC. Pursuant to the Zevia LLC Operating Agreement, Zevia LLC will make tax distributions to its members, including Zevia PBC, which generally will be made pro rata based on the ownership of Zevia LLC units, calculated using an assumed tax rate, to help each of the members to pay taxes on that member’s allocable share of Zevia LLC’s net taxable income. Under applicable tax rules, Zevia LLC is required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions will be determined based on the member who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate that is the highest possible rate applicable to any member, but will be made pro rata based on ownership of Zevia LLC units, Zevia LLC will be required to make tax distributions that, in the aggregate, will likely exceed the aggregate amount of taxes payable by its members with respect to the allocation of Zevia LLC income.

Funds used by Zevia LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions Zevia LLC will be required to make may be substantial, and may significantly exceed (as a percentage of Zevia LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for many of the existing members of Zevia LLC.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing members of Zevia LLC, as well as the use of an assumed tax rate in calculating Zevia LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

We may incur tax and other liabilities attributable to our pre-IPO investors as a result of certain reorganization transactions.

Certain of our pre-IPO institutional investors hold their interests in Zevia LLC through the Blocker Companies, which are taxable as corporations for U.S. federal income tax purposes. Zevia PBC will form a new, first-tier merger subsidiary with respect to each Blocker Company, and contemporaneously with this offering, each respective merger subsidiary will merge with and into the respective Blocker Company, with the Blocker Company surviving. Immediately thereafter, the Blocker Companies will merge with and into Zevia PBC, with Zevia PBC surviving. In the Blocker Mergers, the owners of the Blocker Companies will acquire an aggregate of 22,000,484 shares of newly issued Class A common stock. See “Organizational Structure—The Reorganization.” As the successor to these merged entities, Zevia PBC will generally succeed to and be responsible for any outstanding or historical tax or other liabilities of the merged entities, including any liabilities that might be incurred as a result of the mergers described in the previous sentence. Any such liabilities for which Zevia PBC is responsible could have an adverse effect on our liquidity and financial condition.

Pursuant to regulations issued under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), Zevia PBC may not be permitted to deduct its distributive share of compensation expense to the extent that the compensation was paid by Zevia LLC to certain of Zevia PBC’s covered employees, potentially resulting in additional U.S. federal income tax liability for Zevia PBC and reducing cash available for distribution to Zevia PBC’s stockholders and/or for the payment of other expenses and obligations of Zevia PBC.

Section 162(m) of the Code disallows the deduction by any publicly held corporation of applicable employee compensation paid with respect to any covered employee to the extent that such compensation for the taxable year exceeds $1,000,000. A “covered employee” means any employee of the taxpayer if the employee (a) is the principal executive officer (“PEO”) or principal financial officer (“PFO”) of the taxpayer at any time during the taxable year, or was an individual acting in such a capacity, (b) was among the three highest compensated executive officers for the taxable year (other than the PEO or PFO or an individual acting in such a capacity), or (c) was a covered employee of the taxpayer (or any predecessor) for any preceding taxable year beginning after December 31, 2016. Pursuant to final regulations released for publication in the Federal Register by the IRS and the United States Department of the Treasury on December 30, 2020 (the 162(m) Regulations), Zevia PBC will not be permitted to claim a deduction for the distributive share of compensation expense of Zevia LLC allocated to it to the extent that such distributive share, plus the amount of any compensation paid directly by Zevia PBC, exceeds $1,000,000 with respect to a covered employee, even if Zevia LLC, rather than Zevia PBC, pays the compensation. The 162(m) Regulations were effective upon publication of final regulations in the Federal Register but apply to any deduction for compensation that is otherwise allowable for a taxable year ended on or after December 20, 2019. However, the 162(m) Regulations do not apply to compensation paid pursuant to a written binding contract in effect on December 20, 2019 that is not materially modified after that date. Accordingly, to the extent that Zevia PBC is disallowed a deduction for its distributive share of compensation expense under Section 162(m) of the Code, it may result in additional U.S. federal income tax liability for Zevia PBC and/or reduce cash available for distribution to Zevia PBC’s stockholders or for the payment of other expenses and obligations of Zevia PBC

Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. In addition, the Group of Twenty, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and in jurisdictions which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States. Tax rates at the federal, state and local levels may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.

Under the U.S. federal partnership audit rules, subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Zevia LLC (or any of its applicable subsidiaries or other entities in which Zevia LLC directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) may be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and Zevia PBC, as a member of Zevia LLC (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in Zevia LLC (or any of its applicable subsidiaries or other entities in which Zevia LLC directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.

Under certain circumstances, Zevia LLC or an entity in which Zevia LLC directly or indirectly invests may be eligible to make an election to cause members of Zevia LLC (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such member’s share in Zevia LLC in the year under audit. We will decide whether or not to cause Zevia LLC to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which Zevia LLC directly or indirectly invests, such decision may be outside of our control. If Zevia LLC or an entity in which Zevia LLC directly or indirectly invests does not make this election, the then-current members of Zevia LLC (including Zevia PBC) could economically bear the burden of the understatement.

If Zevia LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Zevia PBC and Zevia LLC might be subject to potentially significant tax inefficiencies, and Zevia PBC would not be able to recover payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Zevia LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity that otherwise would be treated as a partnership for U.S. federal income tax purposes, the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Zevia LLC units pursuant to the Zevia LLC Operating Agreement or other transfers of Zevia LLC units could cause Zevia LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If Zevia LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Zevia PBC and Zevia LLC, including as a result of Zevia PBC’s inability to file a consolidated U.S. federal income tax return with Zevia LLC. In addition, Zevia PBC may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Zevia LLC’s assets) were subsequently determined to have been unavailable.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to list our Class A common stock on the New York Stock Exchange under the symbol

“ZVIA,” an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations among us and the underwriters and may not be indicative of the future prices of our Class A common stock.

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock is likely to be volatile. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. Following the completion of our initial public offering, the market price of our Class A common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

•	announcements of new products, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of food and beverage companies in general and of companies in the beverage industry in particular;

•	addition or loss of significant customers or other developments with respect to significant customers;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both applicable to our products;

•	general economic conditions and trends;

•	major catastrophic events;

•	lockup releases or sales of large blocks of our Class A common stock;

•	departures of key employees; or

•	an adverse impact on the company from any of the other risks cited in this prospectus.

In addition, if the stock market for beverage companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many beverage companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

We have elected to be classified as a public benefit corporation under the DGCL. As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct and (iii) specific public benefits identified in our charter documents. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all, and our status as a public benefit corporation may negatively impact stockholders. For example:

•	we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including our employees, customers and local communities, even though the changes may be costly;

•

we may take actions, such as building state-of-the-art facilities with technology and quality control mechanisms that exceed the requirements of USDA and the FDA, even though these actions may be more costly than other alternatives;

•

we may be influenced to pursue programs and services to demonstrate our commitment to the communities to which we serve and bringing ethically produced products to customers even though there is no immediate return to our stockholders; or

•

in responding to a possible proposal to acquire the company, our board of directors may be influenced by the interests of our stakeholders, including our employees, customers and local communities, whose interests may be different from the interests of our stockholders.

Our status as a public benefit corporation and a Certified B Corporation may not result in the benefits that we anticipate.

We have elected to be classified as a public benefit corporation under the DGCL. As a public benefit corporation, we are required to balance the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in our certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized as we may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, including our employees, customers and local communities, which could adversely affect our business, financial condition and results of operations, which in turn could cause our stock price to decline. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

While not required by the DGCL or the terms of our amended and restated certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we have been designated as a “Certified B Corporation,” which refers to companies that are certified as meeting certain levels of social and environmental performance, accountability and transparency. The standards for Certified B Corporation certification are set by an independent organization and may change over time. Currently, Certified B corporations are required to recertify as a Certified B Corporation once every three years. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

As a public benefit corporation, we may become subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

We have elected to be a public benefit corporation under the DGCL. Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of its outstanding capital stock or, upon the completion of this offering, the lesser of such percentage or shares of at least $2 million in market value) are entitled to file a derivative lawsuit claiming that its directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which could cause us to incur additional expenses and liabilities and would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

Sales of substantial blocks of our Class A common stock into the public market after this offering, including when “lock-up” or “market standoff” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline.

Sales of substantial blocks of our Class A common stock into the public market after this offering, including when “lock-up” or “market standoff” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Upon completion of this offering, we will have 36,300,484 shares of Class A common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares and after giving effect to the Reorganization). All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to exceptions described under the caption “Underwriting,” we, all of our directors and officers and substantially all of the other holders of our capital stock and securities convertible into, or exchangeable for, our capital stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of Class A common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus. When the applicable lock-up period expires, we, our directors and officers and locked-up equityholders will be able to sell shares into the public market. The underwriters may, in their sole discretion, permit our directors and officers and locked-up equityholders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters.

Pursuant to the Amended and Restated Registration Rights Agreement, and subject to the lock-up agreements described above, holders of our Class B common stock will have rights to require us to file registration statements covering the sale of shares of Class A common stock issuable upon exchange of the corresponding Class B units or to include such shares in registration statements that we may file for ourselves or other stockholders. See “Organizational Structure—Amended and Restated Registration Rights Agreement.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We intend to file a registration statement on Form S-8 under the Securities Act to register the shares subject to outstanding options granted under the 2011 Plan and RCCCUs granted under the 2020 Plan and otherwise and shares of common stock reserved for issuance under the 2021 Plan, which upon consummation of the offering will total 12,947,487 shares. The 2021 Plan will provide for automatic increases in the shares reserved for grant or issuance under the plan which could result in additional dilution to our stockholders. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock, after giving effect to the exchange of all outstanding Class B units for shares of our Class A common stock. Therefore, investors purchasing shares of Class A common stock in this offering will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. As a result, investors will:

•	incur immediate dilution of $12.24 per share; and

•

contribute the total amount invested to date to fund Zevia PBC, but will own only approximately 22.2% of the shares of our Class A common stock outstanding, after giving effect to the exchange of all Class B units outstanding immediately after the Reorganization and this offering for shares of our Class A common stock. See “Dilution.”

Investors in this offering will experience further dilution upon the issuance of shares underlying awards made pursuant to any equity incentive plans, including the 2021 Plan. See “Organizational Structure—The Zevia LLC Agreement—Classes of Zevia LLC Units.”

We have broad discretion in the use of net proceeds that we receive in this offering and we may not use them effectively.

After giving effect to the use of proceeds described in “Use of Proceeds” and the Reorganization, we expect to have remaining net proceeds, which we currently intend to use for working capital and other general corporate purposes. Our management will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could harm our business, operating results and financial condition.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our charter documents and the DGCL could discourage takeover attempts and other corporate governance changes.

Our certificate of incorporation and bylaws in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include the following provisions that:

•

our board of directors will be classified into three classes of directors with staggered three-year terms. Commencing with the annual meeting of stockholders to be held in 2027, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term;

•

directors are only able to be removed from office with the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding and, until the annual meeting of stockholders to be held in 2027, only for cause;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholder action by written consent, which requires stockholder actions to be taken at a meeting of our stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

•	provide the board of directors with sole authorization to establish the number of directors and fill director vacancies;

•	certain provisions of our amended and restated certificate may only be amended only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding;

•

the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws and that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding; and

•

special meetings of the stockholders may only be called by the stockholders upon the written request of one or more stockholders of record that own, or who are acting on behalf of persons who own, shares representing 25% or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

In addition, as a Delaware corporation, we are subject to Section 203 of the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction.

Also, as a public benefit corporation, our board of directors is required by the DGCL to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders,

the best interests of those materially affected by our conduct, and the specific public benefits identified in our amended and restated certificate of incorporation. Additionally, pursuant to our amended and restated certificate of incorporation, a vote of at least 66 2/3% of our outstanding shares of voting stock is required for matters directly or indirectly amending or removing our public benefit purpose. We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation will include an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any complaint asserting any internal corporate claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware, or federal courts, in the case of claims arising under the Securities Act. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See the section entitled “Description of Capital Stock—Exclusive Forum Clause.”

General Risk Factors

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time- consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our management team has limited experience managing a public company.

Most members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we will now be subject to relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our transition to being a public company. These new obligations and added scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements and have other adverse consequences.

We have identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to (a) a lack of sufficient accounting resources, (b) inadequate segregation of duties, including access security to our IT systems, related to the preparation, review and posting of journal entries, and (c) the sufficiency of review over accounting analyses used in the classification of promotional activities and the accounting for equity transactions. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our financial statements that could not be prevented or detected on a timely basis.

Our management has concluded that these material weaknesses in our internal control over financial reporting are due to the fact that we are a private company with limited resources and do not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources and personnel with the appropriate level of experience and technical expertise to oversee our business processes and controls.

Our management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when we design and implement effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate. If not remediated, these material weaknesses could result in further material misstatements to our annual or interim financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the consummation of the offering if our Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the Class A common stock could be adversely affected and we could become subject to litigation or investigations by the New York Stock Exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company (EGC) could make our Class A common stock less attractive to investors.

We are an EGC and, for as long as we continue to be an EGC, we may choose to continue to take advantage of exemptions from various reporting requirements applicable to other public companies. Consequently, we are not required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, and we are subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and on the frequency of such votes as well as stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the dates such pronouncements are effective for public companies. We could be an EGC for up to five years following the completion of this offering. We will cease to be an EGC upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt securities or (iv) the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict whether investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock, and the price of our Class A common stock may be more volatile.

If we fail to maintain or implement effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business and the per share price of our Class A common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will partially depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all.

Failure to retain our senior management may adversely affect our operations.

Our success is substantially dependent on the continued service of certain members of our senior management, including Paddy Spence, our Chair and Chief Executive Officer. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, manufacturers, distributors, customers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our senior executives other than for our Chief Executive Officer.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. Our trademarks are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We have invested a significant amount of money in establishing and promoting our trademarked brands. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property.

We rely on confidentiality agreements and trademark law to protect our intellectual property rights. Our confidentiality agreements with our crew members and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Further, some of our formulations have been developed by or with our suppliers and manufacturers. As a result, we may not be able to prevent others from independently developing and using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have an adverse effect on our business, financial condition and results of operations.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. No operational applications are physically hosted on our premises, although we do manage internal file servers. Most of our applications are operated in the cloud, either as Software as a Service (SaaS) platforms or hosted services. Key third-party, cloud-based systems include NetSuite, an enterprise resource planning system used for executing purchase orders and other key operational and accounting transactions; Microsoft OneDrive for document storing, sharing and collaboration; as well as other platforms to manage activities including, but not limited to, payroll and personnel data. Supply plans are driven by our demand plan, both of which are updated monthly and as needed, using Smoothie, also a SaaS application. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking, email, and other online activities to connect with our employees, suppliers, manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Additionally, we have been subject to security breaches and cyber incidents in the past and our preventative measures and incident response efforts may not be entirely effective at preventing future breaches. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, remediation costs and competitive disadvantage all of which could have a material adverse effect on our business, financial condition or results of operations.

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations and obligations could harm our business.

We are subject to numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content and data, which we refer to collectively as privacy laws, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other laws, regulations or other obligations. We are also subject to the terms of our privacy policies and obligations to our customers and other third parties related to privacy, data protection and information security. We strive to comply with applicable privacy laws; however, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, varied, and it is possible that these or other actual obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another.

California also recently enacted legislation affording consumers expanded privacy protections: the California Consumer Privacy Act of 2018, or CCPA, went into effect as of January 1, 2020 and was subject to enforcement starting July 1, 2020. Additionally, the California Attorney General issued CCPA regulations that add additional requirements on businesses. The potential effects of this legislation and the related CCPA regulations may require us to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents (including employees, though only in limited circumstances until January 1, 2023) expanded rights to transparency, access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is collected and used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in efforts to comply. The enactment of the CCPA and CPRA is prompting similar legislative developments in other states in the United States, which could create the potential for a patchwork of overlapping but different state laws, and is inspiring federal legislation.

Further, some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

With laws and regulations such as the CCPA/CPRA imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these or other laws and regulations, or of contractual or other obligations relating to privacy, data protection or information security, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures, or the features of our products and services. We may face challenges in addressing their requirements and making any necessary changes to our policies and practices, and we may find it necessary or appropriate to assume additional burdens with respect to data handling, to restrict our data processing or otherwise to modify our data handling practices and to incur significant costs and expenses in these efforts. Any failure or perceived failure by us to comply with our privacy policies, our privacy, data protection or information security-related obligations to customers or other third parties or any of our other legal obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products and services.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our contracts and policies, such violations may also put our customers’, suppliers or other third parties’ content and personal information at risk and could in turn have an adverse effect on our business. Any significant change to applicable privacy laws or relevant industry practices could increase our costs and require us to modify our platform, applications and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process customer data or develop new applications and features.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, manufacturers, distributors, retailers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs, which may in turn impair our growth.

We intend to continue to grow our business, which may require additional capital to develop new products or enhance our platform, expand distribution, improve our operating infrastructure or finance working capital requirements. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to secure additional funding on favorable terms, or at all, when we require it, our ability to continue to grow our business to react to market conditions could be impaired and our business may be harmed.

We are a party to a revolving line of credit agreement, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

Our line of credit agreement with Stonegate Asset Company II, LLC (the “Loan Agreement”) contains a number of covenants that limit our ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of our assets, prepay other indebtedness and make dividends and other distributions. The terms of our Loan Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. We may not be able to generate sufficient cash flow or sales to meet the financial covenant or pay the principal or interest under the Loan Agreement. In connection with the closing of this offering, we anticipate terminating the Loan Agreement.

If we are unable to comply with our payment requirements, our lender may accelerate our obligations under our Loan Agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders’ interests. If we fail to comply with our covenants under the Loan Agreement, it could result in an event of default under the agreement and our lender could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are favorable to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including, without limitation, statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “consider,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:

•	failure to further develop and maintain our brand;

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change in consumer preferences, perception and spending habits in the beverage industry and on naturally sweetened products, and failure to develop or enrich our product offering or gain market acceptance of our new products;

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product safety and quality concerns, including relating to our naturally sweetening system, could negatively affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings;

•	inability to compete in our intensely competitive categories;

•	we have a history of losses, and we may be unable to achieve profitability;

•	changes in the retail landscape or the loss of key retail customers

•	the impact of the COVID-19 pandemic on our business, results of operations and financial condition;

•	failure to attract, train or retain qualified employees, manage our future growth effectively or maintain our company culture;

•	fluctuation of our net sales and earnings as a result of price concessions, promotional activities and chargebacks;

•	failure to introduce new products or successfully improve existing products;

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inability to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products due to reliance on a limited number of third-party suppliers;

•	extensive governmental regulation and enforcement if we are not in compliance with applicable requirements; and

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other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

ORGANIZATIONAL STRUCTURE

On March 23, 2021, Zevia PBC was incorporated as a Delaware public benefit corporation. Prior to this offering, Zevia PBC has had no business operations. Our business is currently conducted through Zevia LLC.

Historical Ownership Structure

Zevia LLC is owned by certain members of management, employees and institutional investors. Immediately prior to the Reorganization described below, the members of Zevia LLC consist of:

•	unitholders, including members of management and employees, holding aggregate interests representing a 47.9% economic interest on a fully-diluted basis; and

•	the Direct Zevia Stockholders, holding aggregate interests representing a 38.2% economic interest on a fully-diluted basis.

In addition, Zevia LLC has outstanding unvested options and RCCCUs representing a 12.5% economic interest upon exercise or settlement on a fully diluted basis.

Pre-Reorganization Ownership of Our Businesses

The diagram below summarizes the ownership structure of Zevia LLC’s operations on a fully diluted basis prior to the Reorganization.

The Reorganization

The following actions will be taken in connection with this offering:

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Zevia LLC will recapitalize its common and preferred membership interests into a single class of common units and each common unit outstanding after giving effect thereto will be reclassified as two Class B units.

•	Zevia PBC will amend and restate its certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock. See “Description of Capital Stock.”

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Zevia PBC will sell to the underwriters in this offering 14,300,000 shares of our Class A common stock, or 16,445,000 shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

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We will amend and restate the limited liability company agreement of Zevia LLC (as amended and restated, the “Zevia LLC Agreement”) to, among other things, provide for Class A units and Class B units and appoint Zevia PBC as the managing member of Zevia LLC. See “—The Zevia LLC Agreement.”

•

Zevia PBC will use approximately $90.1 million of the net proceeds of this offering to acquire 14,300,000 newly issued Class A units of Zevia LLC at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock, we would use the additional net proceeds to acquire additional newly issued Class A units.

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Zevia PBC will use approximately $49.8 million of the net proceeds of this offering to purchase 3,527,264 Class B units from certain of Zevia LLC’s unitholders, including certain members of our senior management, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering (or $59.4 million if the underwriters exercise their option to purchase additional shares in full). Such units will be immediately exchanged by Zevia LLC for an equivalent number of Class A units.

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Zevia PBC will use approximately $0.8 million of the net proceeds of this offering to cancel and cash-out outstanding options held by certain of Zevia LLC’s optionholders, including certain members of our senior management, at a per-option price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering (or $0.9 million if the underwriters exercise their option to purchase additional shares in full). Zevia PBC will receive an equivalent number of Class A units from Zevia LLC in exchange for the cancellation of such options.

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The Zevia LLC Agreement will classify the interests acquired by Zevia PBC as Class A units and reclassify the interests held by the continuing members of Zevia LLC as Class B units, and will permit the continuing members of Zevia LLC to exchange Class B units for shares of Class A common stock on a one-for-one basis or, at our election, for cash. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for cancellation as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

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The Direct Zevia Stockholders hold their interests in Zevia LLC through the Blocker Companies. Zevia PBC will form a new, first-tier merger subsidiary with respect to each Blocker Company, and contemporaneously with this offering, each respective merger subsidiary will merge with and into the respective Blocker Company, with the Blocker Company surviving. Immediately thereafter, each Blocker Company will merge with and into Zevia PBC, with Zevia PBC surviving. As a result of the Blocker Mergers, the 100% owners of the Blocker Companies will acquire an aggregate of 22,000,484 shares of newly issued Class A common stock and approximately $46.0 million, or approximately 21,638,284 shares of newly issued Class A common stock and $50.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, in cash consideration and the Blocker Companies will cease to own any Zevia LLC units.

•

Zevia PBC will enter into the Tax Receivable Agreement for the benefit of the continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders pursuant to which Zevia PBC will pay 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “—Tax Receivable Agreement.”

•

We will enter into an Amended and Restated Registration Rights Agreement with the Class B stockholders to provide for certain rights and restrictions after the offering. See “—Amended and Restated Registration Rights Agreement.”

Our Class B Common Stock

For each membership unit of Zevia LLC that is reclassified as two Class B units in the Reorganization, we will issue to the Class B unitholder two corresponding shares of our Class B common stock. Immediately following the Reorganization, we will have outstanding 28,256,158 shares of Class B common stock assuming no exercise of the underwriters’ option to purchase additional shares and 27,521,854 shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full. Each share of our Class B common stock will entitle its holder to one vote. See “—Voting Rights of Class A Common Stock and Class B Common Stock.”

The Class B stockholders will initially have 43.8% of the combined voting power of our common stock (or 42.0% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired. We will not issue any further Class B units or shares of Class B common stock after the completion of the Reorganization, except to holders of Class B units in a number necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding.

Our Class A Common Stock

We expect 36,300,484 shares of our Class A common stock to be outstanding after this offering (or 38,083,284 shares if the underwriters exercise their option to purchase additional shares in full), all of which will be sold pursuant to this offering.

The Class A common stock outstanding will represent 100% of the rights of the holders of all classes of our outstanding common stock to share in distributions from Zevia PBC, except for the right of Class B stockholders to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up or an exchange of Class B units.

Post-Offering Holding Company Structure

This offering is being conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C approach provides the existing partners with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for the public company and economic benefits for the existing partners when they ultimately exchange their pass-through interests and corresponding shares of Class B common stock for shares of Class A common stock. See “—Tax Receivable Agreement.”

Zevia PBC will be a holding company and, following this offering, its only business will be to act as the managing member of Zevia LLC, and its only material assets will be Class A units representing approximately 56.2% of Zevia LLC units (or 58.0% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). In its capacity as the managing member, Zevia PBC will operate and control all of Zevia LLC’s business and affairs. We will consolidate the financial results of Zevia LLC and will report non-controlling interests related to the interests held by the continuing members of Zevia LLC in our consolidated financial statements. The membership interests of Zevia LLC owned by us will be classified as Class A units and the remaining approximately 43.8% of

Zevia LLC units (or 42.0% if the underwriters exercise their option to purchase additional shares of Class A common stock in full), which will continue to be held by the current members of Zevia LLC, will be classified as Class B units. Zevia PBC consolidates Zevia LLC due to Zevia PBC’s power to control Zevia LLC, making it the primary beneficiary and managing member of the variable interest entity.

Pursuant to the Zevia LLC Agreement, each Class B unit will be exchangeable for one share of Zevia PBC’s Class A common stock or, at Zevia PBC’s election, for cash. The exchange ratio is subject to appropriate adjustment by Zevia PBC in the event Class A units are issued to Zevia PBC without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash. The diagram below illustrates our structure and anticipated ownership immediately after the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and does not reflect the issuances of awards pursuant to the 2021 Plan or upon exercise or settlement of 9,258,310 (i) outstanding options granted under the 2011 Plan, (ii) outstanding RCCCUs granted under the 2020 Plan and otherwise and (iii) outstanding restricted phantom unit awards, which will be adjusted (as reflected in this amount) on a one-to-two basis to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable.

Amounts may not sum to total due to rounding.

(1)

At the closing of this offering, the members of Zevia LLC other than Zevia PBC will be certain historic owners of Zevia LLC, all of whom owned preferred or common units of Zevia LLC prior to the completion of this offering and the Reorganization, and all of whom, in the aggregate, will own 28,256,158 Class B units of Zevia LLC and 28,256,158 shares of Class B common stock of Zevia PBC after this offering assuming no exercise of the underwriters’ option to purchase additional shares and 27,521,854 Class B units of Zevia PBC and 27,521,854 shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full.

(2)	Each share of Class A common stock will be entitled to one vote and will vote together with the Class B common stock as a single class, except as provided in our amended and restated

certificate of incorporation or as required by law. See “—Voting Rights of Class A Common Stock and Class B Common Stock.”
(3)

The Direct Zevia Stockholders hold their interests in Zevia LLC through the Blocker Companies. Zevia PBC will form a new, first-tier merger subsidiary with respect to each Blocker Company, and contemporaneously with this offering, each respective merger subsidiary will merge with and into the respective Blocker Company, with the Blocker Company surviving. Immediately thereafter, each Blocker Company will merge with and into Zevia PBC, with Zevia PBC surviving. As a result of the Blocker Mergers, the 100% owners of the Blocker Companies will acquire an aggregate of shares of 22,000,484 newly issued Class A common stock (or 21,638,284 shares if the underwriters exercise their option to purchase additional shares in full) and the Blocker Companies will cease to own any Zevia LLC units.

(4)

Each share of Class B common stock is entitled to one vote and will vote together with the Class A common stock as a single class, except as provided in our amended and restated certificate of incorporation or as required by law. The Class B common stock will not have any economic rights in Zevia PBC

(5)

Zevia PBC will own all of the Class A units of Zevia LLC after the Reorganization, which upon the completion of this offering will represent the right to receive approximately 56.2% of the distributions made by Zevia LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately 58.0% of the distributions made by Zevia LLC if the underwriters exercise their option to purchase additional shares in full. While this interest represents a minority of economic interests in Zevia LLC, it represents 100% of the voting interests, and Zevia PBC will act as the managing member of Zevia LLC. As a result, Zevia PBC will operate and control all of Zevia LLC’s business and affairs and will be able to consolidate its financial results into Zevia PBC’s financial statements.

(6)

The Class B stockholders will collectively hold all Class B common stock of Zevia PBC outstanding after this offering. They also will collectively hold all Class B units of Zevia LLC, which upon the completion of this offering will represent the right to receive approximately 43.8% of the distributions made by Zevia LLC assuming no exercise of the underwriters’ option to purchase additional shares and approximately 42.0% of the distributions made by Zevia LLC if the underwriters exercise their option to purchase additional shares in full. The Class B stockholders will have no voting rights in Zevia LLC on account of the Class B units, except for the right to approve amendments to the Zevia LLC Agreement that adversely affect their rights as holders of Class B units. However, through their ownership of shares of Class B common stock, the Class B stockholders will control a majority of the voting power of the common stock of Zevia PBC, the managing member of Zevia LLC, and will therefore have indirect control over Zevia LLC. Class B units may be exchanged for shares of our Class A common stock or, at our election, for cash, subject to certain restrictions pursuant to the Zevia LLC Agreement described in “—Zevia LLC Agreement.” When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

Subject to the availability of net cash flow at the Zevia LLC level, Zevia PBC intends to cause Zevia LLC to distribute to Zevia PBC and the other members of Zevia LLC pro rata cash distributions for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to the members of Zevia LLC and Zevia PBC’s obligations to make payments under the Tax Receivable Agreement. In addition, Zevia LLC will reimburse Zevia PBC for corporate and other overhead expenses.

Assuming Zevia LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an “excess distribution’) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our excess distributions, even if Zevia LLC makes such distributions to us.

The Zevia LLC Agreement

As a result of the Reorganization, Zevia PBC will indirectly control the business through Zevia LLC and any consolidated subsidiaries. The operations of Zevia LLC, and the rights and obligations of its members, are set forth in the Zevia LLC Agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of certain terms of the Zevia LLC Agreement.

Classes of Zevia LLC Units

Zevia LLC will issue Class A units, which will be issued only to Zevia PBC, and Class B units. In connection with the closing of this offering, members holding preferred and common units prior to the closing will have such units reclassified into Class B units.

Economic Rights of Unitholders

Class A units and Class B units will have the same economic rights per unit. After the closing of this offering, the holders of Zevia PBC’s Class A common stock (indirectly through Zevia PBC) and the holders of Class B units of Zevia LLC will hold approximately 56.2% and 43.8%, respectively, of the economic interests in Zevia PBC’s business (or 58.0% and 42.0%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Net profits and net losses of Zevia LLC will generally be allocated on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, Zevia LLC will be required to allocate taxable income disproportionately to its members in certain circumstances. The Zevia LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. It is intended that tax distributions by Zevia LLC will be made to each of its members in an amount to enable each member to pay all applicable taxes on taxable income allocable to such member. The Zevia LLC Agreement will generally require tax distributions to be pro rata based on the ownership of Zevia LLC units, but if the amount of tax distributions to be made exceeds the amount of funds available for distribution, Zevia PBC shall receive a tax distribution calculated using the corporate rate before the other members receive any distribution, and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities (also using the corporate tax rate), and then to all members (including Zevia PBC) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. For a more complete overview of the assumed tax rate calculation, see “—Certain Tax Consequences to Zevia PBC” In addition, Zevia LLC will make non-pro rata payments to reimburse Zevia PBC for corporate and other overhead expenses (which payments from Zevia LLC will not be treated as distributions under the Zevia LLC Agreement). However, Zevia LLC may not make distributions or payments to its members if doing so would violate any applicable law or result in Zevia LLC or any of its subsidiaries being in default under any material agreement governing indebtedness (which we do not expect to be the case upon the closing of this offering and the Reorganization).

Voting Rights of Unitholders

After the closing of this offering, Zevia PBC will act as the managing member of Zevia LLC. In its capacity as the managing member of Zevia LLC, Zevia PBC will control Zevia LLC’s business and affairs. Zevia LLC will issue Class A units, which will only be issued to Zevia PBC, and Class B units. Class B unitholders will have no voting rights in Zevia LLC, except for the right to approve amendments to the Zevia LLC Agreement that adversely affect their rights as Class B unitholders.

Coordination of Zevia PBC and Zevia LLC

Any time Zevia PBC issues a share of its Class A common stock for cash, unless used to settle an exchange of a Class B unit for cash, the net proceeds received by Zevia PBC will be promptly transferred to Zevia LLC, and Zevia LLC will issue to Zevia PBC a Class A unit. If at any time Zevia PBC issues a share of its Class A common stock upon an exchange of a Class B unit or settles such exchange for cash as described below under “—Exchange Rights,” Zevia PBC will contribute the exchanged unit to Zevia LLC and Zevia LLC will issue to Zevia PBC a Class A unit. In the event that Zevia PBC issues other classes or series of its equity securities (other than pursuant to our incentive compensation plans), Zevia LLC will issue to Zevia PBC an equal amount of equity securities of Zevia LLC with designations, preferences and other rights and terms that are substantially the same as Zevia PBC’s newly issued equity securities. If at any time Zevia PBC issues a share of its Class A common stock pursuant to our 2021 Plan or other equity plan, Zevia PBC will contribute to Zevia LLC all of the proceeds that it receives (if any) and Zevia LLC will issue to Zevia PBC an equal number of its Class A units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If Zevia PBC repurchases, redeems or retires any shares of its Class A common stock (or its equity securities of other classes or series), Zevia LLC will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of Class A units (or its equity securities of the corresponding classes or series) held by Zevia PBC, upon the same terms and for the same consideration, as the shares of our Class A common stock (or our equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, Zevia LLC units, as well as Zevia PBC’s common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. Zevia PBC will issue additional shares of Class B common stock only to holders of Class B units only in a number necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding.

Issuances and Transfer of Zevia LLC Units

Class A units will be issued only to Zevia PBC and are non-transferable except as provided in the Zevia LLC Agreement. Class B units will be issued in connection with the Reorganization as described herein and may be issued pursuant to the Zevia LLC Agreement, provided that a corresponding number of shares of Class B common stock is issued to the holder of such Class B units. Class B units may not be transferred, except with Zevia PBC’s consent or to a permitted transferee, subject to such conditions as Zevia PBC may specify. In addition, Class B unitholders may not transfer any Class B units to any person unless he, she or it transfers an equal number of shares of Zevia PBC’s Class B common stock to the same transferee.

Under the Zevia LLC Agreement, Zevia PBC can require the holders of Class B units to sell all of their interests in Zevia LLC in the event of certain acquisitions of Zevia LLC.

Lock-Up Period

The transfer of units of Zevia LLC and shares of our common stock by members of Zevia LLC will be restricted for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Certain Relationships and Related Person Transactions—Zevia LLC Agreement.”

Tax Receivable Agreement

Zevia PBC will enter into a tax receivable agreement for the benefit of the continuing members of Zevia LLC (not including Zevia PBC) and certain of our pre-IPO institutional investors, which we refer to as the “Direct Zevia Stockholders” (the “Tax Receivable Agreement”), pursuant to which Zevia PBC will pay 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers (each as defined below) and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including Zevia PBC) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization. Such payments will reduce the cash provided by the tax savings generated from the previously described transactions with the members of Zevia LLC and the Direct Zevia Stockholders that would otherwise have been available to Zevia PBC for other uses, including reinvestment or dividends to Zevia PBC Class A shareholders. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

The amount payable under the Tax Receivable Agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of certain pre-IPO tax attributes and tax benefits resulting from sales and exchanges by continuing members of Zevia LLC. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. We expect that the payments that we may be required to make under the Tax Receivable Agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $75.5 million through 2036. Under such scenario we would be required to pay the Direct Zevia Stockholders and certain continuing members of Zevia LLC 85% of such amount, or $64.2 million through 2036.

Similarly, assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Zevia PBC of Zevia LLC units from members of Zevia LLC in connection with this offering to be approximately $26.5 million (or approximately $34.1 million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by Zevia PBC to acquire additional Zevia LLC units from members of Zevia LLC) and to range over the next 15 years from approximately $0.7 million to $2.3 million per year (or range from approximately $0.9 million to $2.9 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $0.8 million to $4.9 million (or range from approximately $1.0 million to $5.5 million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $14.00 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

Certain Tax Consequences to Zevia PBC

The holders of Zevia LLC units, including Zevia PBC, generally will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Zevia LLC. Net income and net losses of Zevia LLC generally will be allocated to its members pro rata in proportion to their respective membership units, though certain non-pro rata adjustments will be made to reflect depreciation, amortization and other allocations. In accordance with the Zevia LLC Agreement, we intend to cause Zevia LLC to make distributions to each of its members, including Zevia PBC, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member, and to make non-pro rata payments to Zevia PBC to reimburse it for corporate and other overhead expenses (which payments from Zevia LLC will not be treated as distributions under the Zevia LLC Agreement). If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Zevia PBC shall receive a tax distribution calculated using the corporate rate before the other members receive any distribution, and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata in accordance with their assumed tax liabilities (also using the corporate tax rate), and then to all members (including Zevia PBC) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Zevia LLC allocable per unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in Los Angeles, California that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes).

Zevia LLC will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange of Class B units for shares of our Class A common stock occurs. As a result of this election, the exchanges of Class B units for shares of our Class A common stock, are expected to result in increases in the tax basis of the tangible and intangible assets of Zevia LLC, which will be allocated to Zevia PBC and are expected to increase the tax depreciation and amortization deductions available to Zevia PBC and decrease gains, or increase losses, on a sale or other taxable disposition, if any, of such assets and therefore may reduce the amount of tax that Zevia PBC would otherwise be required to pay.

Voting Rights of Class A Common Stock and Class B Common Stock

Except as provided in our amended and restated certificate of incorporation or as required by applicable law, holders of Class A common stock and Class B common stock vote together as a single class. Pursuant to our amended and restated certificate of incorporation, until such time as less than one-third of the currently outstanding Class B common stock remains outstanding, we may not amend, alter, repeal or waive certain provisions of our amended and restated certificate of incorporation that relate to rights of Class B common stock holders without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a separate class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the Delaware General Corporation Law (the “DGCL”), the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Each share of our Class A common stock and our Class B common stock will entitle its holder to one vote per share.

Immediately after this offering, our Class B stockholders will collectively hold approximately 43.8% of the combined voting power of our common stock (or 42.0% if the underwriters exercise their option to purchase additional shares in full). When a Class B stockholder exchanges Class B units for the corresponding number of shares of our Class A common stock or, at our election, for cash, it will result in the automatic cancellation of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders.

Exchange Rights

The Zevia LLC Agreement will entitle certain of its members (and certain permitted transferees thereof) to exchange their Class B units, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash. The exchange ratio is subject to appropriate adjustment by Zevia PBC in the event Class A units are issued to Zevia PBC without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.

The Zevia LLC Agreement will provide that an owner will not have the right to exchange Class B units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with the Company, Zevia LLC or any of their subsidiaries to which Zevia LLC unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that Zevia LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The Zevia LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of Zevia PBC if the number of units outstanding (other than those held by Zevia PBC) is less than a minimum percentage and in the discretion of Zevia PBC with the consent of holders of at least 50% of the outstanding Class B units.

Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash.

Shares of Class B common stock retired upon an exchange will be restored to the status of authorized but unissued shares of Class B common stock.

Amended and Restated Registration Rights Agreement

Prior to the consummation of this offering, we intend to amend and restate our existing Registration Rights Agreement. The amended and restated agreement will provide holders of our Class B common stock with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, they will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B units. The Amended and Restated Registration Rights Agreement will also provide for piggyback registration rights for the holders party thereto, subject to certain conditions and exceptions.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $14.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $186.7 million, or approximately $214.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share of Class A common stock would increase or decrease the net proceeds to us from this offering by approximately $13.3 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $13.1 million, assuming no change in the assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets. We intend to use $90.1 million of the net proceeds from this offering to purchase newly issued Class A units of Zevia LLC, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.

We intend to use (i) approximately $49.8 million, or approximately $59.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to purchase Class B units from certain of Zevia LLC’s unitholders, including certain members of our senior management, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of this portion of the proceeds, (ii) approximately $0.8 million, or approximately $0.9 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds from this offering to cancel and cash-out outstanding options held by certain of Zevia LLC’s optionholders, including certain members of our senior management, at a per-option price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering and (iii) approximately $46.0 million, or approximately $50.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to pay the cash consideration to Direct Zevia Stockholders in connection with the Blocker Mergers.

Additionally, we intend to cause Zevia LLC to use approximately $8 million of the net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization.

Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to cause Zevia LLC to use the remaining net proceeds for working capital and other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.

Following the Reorganization and this offering, Zevia PBC will be a holding company and its sole asset will be ownership of the Class A units of Zevia LLC, of which it will be the managing member. Subject to funds being legally available, we intend to cause Zevia LLC to make distributions to each of its members, including Zevia PBC, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow Zevia PBC to make payments under the Tax Receivable Agreement, and non-pro rata payments to Zevia PBC to reimburse it for corporate and other overhead expenses. Distributions from Zevia LLC to Zevia PBC to make payments under the Tax Receivable Agreement will reduce the cash that would otherwise have been available to Zevia PBC for other uses, including reinvestment or dividends to Zevia PBC Class A stockholders. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Zevia PBC shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities. Holders of our Class B common stock will not be entitled to dividends distributed by Zevia PBC, but will share in the distributions made by Zevia LLC on a pro rata basis.

To the extent that the tax distributions Zevia PBC receives exceed the amounts Zevia PBC actually requires to pay taxes and other expenses and make payments under the Tax Receivable Agreement (because of the lower tax rate applicable to Zevia PBC than the assumed tax rate on which such distributions are based or because a disproportionate share of the taxable income of Zevia LLC may be required to be allocated to members in Zevia LLC other than Zevia PBC), our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing Zevia PBC to contribute such excess cash (net of any operating expenses) to Zevia LLC. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and Zevia LLC units after accounting for such contribution, Zevia LLC and Zevia PBC, as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of outstanding units of Zevia LLC and corresponding shares of Class A common stock of Zevia PBC, as well as corresponding adjustments to the shares of Class B common stock of Zevia PBC To the extent that Zevia PBC contributes such excess cash to Zevia LLC (and undertakes such ameliorative actions), a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in Zevia LLC represented by such holder’s Class A common stock. To the extent that Zevia PBC does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the members of Zevia LLC (not including Zevia PBC) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Class B units for shares of the Class A common stock, notwithstanding that such members may previously have participated as holders of Class B units in distributions by Zevia LLC that resulted in such excess cash balances at Zevia PBC.

CAPITALIZATION

The following table sets forth the cash and capitalization as of March 31, 2021 of Zevia LLC on a historical basis and Zevia PBC on a pro forma basis to give effect to the Reorganization and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, as described under “Use of Proceeds.”

You should read this information together with the information in this prospectus under “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of March 31, 2021
	Historical Zevia LLC	Pro Forma Zevia PBC
	(in thousands, except, per share/unit amounts and share/unit data)
Cash	$12,361	$95,630

Debt	—	—
Redeemable convertible preferred units, no par value (34,410,379 units authorized, 26,322,803 units issued and outstanding; and aggregate liquidation preference, $329,753, actual; no shares authorized, no shares issued and outstanding, pro forma)(1)	232,457	—
Common units, no par value (7,274,742 units authorized, 2,476,386 units issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma)(1)	976	—
Preferred Stock, $0.001 par value (no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma)	—	—
Class A common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; 550,000,000 shares authorized, 36,300,484 shares issued and outstanding, pro forma)	—	36
Class B common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; 250,000,000 shares authorized, 28,256,158 shares issued and outstanding, pro forma)	—	28
Additional paid-in capital	37	66,070
Accumulated deficit	(197,531)	—

Total members’/stockholders’ (deficit) equity:	$(196,518)	$66,134
Non-controlling interests	—	51,479

Total Equity	(196,518)	117,613

Total capitalization:	$35,939	$117,613

(1)

In connection with the Reorganization, Zevia LLC will recapitalize its redeemable convertible preferred units and common units into a single class of common units and recapitalize such common units into Class B units. Zevia PBC will use the net proceeds of this offering to (a) acquire newly issued Class A units at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering, (b) purchase Class B units from certain of Zevia LLC’s unitholders, including certain members of our senior management, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering, and such units will be immediately exchanged by Zevia LLC for an equivalent number of Class A units, (c) pay the cash consideration to Direct Zevia Stockholders in connection with the Blocker Mergers and (d) to cancel and cash-out outstanding options held by certain of Zevia LLC’s optionholders, including certain members of our senior management, at a per-option price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. As of March 31, 2021, on a pro forma basis to give effect to the Reorganization and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $14.00 per share, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, as described under “Use of Proceeds,” Zevia LLC would have 36,300,484 Class A units and 28,256,158 Class B units.

The above table does not include:

•	2,145,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	3,689,177 shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of March 31, 2021), including:

(i) 194,300 shares of Class A common stock underlying stock options, restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii) 3,494,877 additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan;

•

9,258,310 shares of Class A common stock issuable upon exercise or settlement of (i) outstanding options granted under the 2011 Plan, (ii) outstanding RCCCUs granted under the 2020 Plan and otherwise and (iii) outstanding restricted phantom unit awards, which will be adjusted (as reflected in this amount) on a one-to-two basis to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable; and

•

28,256,158 shares of Class A common stock reserved for issuance upon exchange of the Class B units of Zevia LLC (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma net tangible book value as of March 31, 2021 was approximately $32.1 million, or $0.88 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization and assuming that all of the Class B unitholders exchanged their Class B units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

(in thousands)
Pro forma assets	$131,941
Pro forma liabilities	14,328

Pro forma book value	$117,613
Less:
Goodwill	—
Intangible assets, net	(3,888)

Pro forma net tangible book value after this offering	$113,725
Less:
Proceeds from offering net of underwriting discounts	(90,080)
Offering expenses	8,405

Pro forma net tangible book value as of March 31, 2021	$32,050

After giving effect to (i) the Reorganization, (ii) the issuance and sale by us of 14,300,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming the exchange of all Class B units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable; and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” our pro forma net tangible book value as of March 31, 2021 would have been $113.7 million, or $1.76 per share. This represents an immediate increase in pro forma net tangible book value of $0.88 per share to existing equity holders and an immediate dilution in net tangible book value of $12.24 per share to new investors.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share of Class A common stock as of March 31, 2021	$0.88
Increase in pro forma net tangible book value per share attributable to new investors	$0.88

Pro forma net tangible book value per share after the offering		$1.76

Dilution in pro forma net tangible book value per share to new investors		$12.24

The information in the preceding table is based on an assumed offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $6.4 million and increase or decrease the dilution per share of Class A common stock to new investors in this offering by $0.90 per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $0.18 per share and increase or decrease, as applicable, the dilution to new investors in this offering by $0.18 per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma basis as of March 31, 2021, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares in this offering, assuming that all of the Class B unitholders exchanged their Class B units for shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

	Shares purchased(1)		Total Consideration(2)		Average price per share
	Number	%	Amount	%
Existing equity holders	50,256,642	77.8%	—	0	—
New investors	14,300,000	22.2%	$200,200,000	100%	$14.00

Total	64,556,642	100.0%	$200,200,000	100%	$3.10

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately 74.9% and our new investors would own approximately 25.1% of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $230,230,000 (or 100%).

The above table does not include:

•	2,145,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	3,689,177 shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of March 31, 2021), including:

(i) 194,300 shares of Class A common stock underlying stock options, restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii) 3,494,877 additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan; and

•

9,258,310 shares of Class A common stock issuable upon exercise or settlement of (i) outstanding options granted under the 2011 Plan, (ii) outstanding RCCCUs granted under the 2020 Plan and otherwise and (iii) outstanding restricted phantom unit awards, which will be adjusted (as reflected in this amount) on a one-to-two basis to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following unaudited pro forma consolidated balance sheet as of March 31, 2021 gives pro forma effect to the Reorganization (see transactions described under “Organizational Structure”), the consummation of this offering and our intended use of proceeds therefrom after deducting estimated underwriting discounts and commissions and other costs of this offering (collectively, the “Transactions”), as though such transactions had occurred as of March 31, 2021. The unaudited pro forma consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2021 and the year ended December 31, 2020 present our consolidated results of operations giving pro forma effect to the transactions described above as if they had occurred as of January 1, 2020.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of these transactions on the historical financial information of Zevia LLC. The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations and comprehensive income (loss) may not be indicative of the results of operations or financial position that would have occurred had this offering and the related transactions taken place on the dates indicated, or that may be expected to occur in the future. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations and comprehensive income (loss). The unaudited pro forma consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments in the Reorganization and Offering Adjustments column principally give effect to:

•	the Reorganization as described in “Organizational Structure”, including the recapitalization of Zevia LLC’s common and preferred membership interests into a single class of common units;

•

the issuance of 14,300,000 shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $186,686,500 (based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the amendment and restatement of the limited liability company agreement of Zevia LLC to provide for Class A units and Class B units, and to classify the interests acquired by Zevia PBC as Class A units and the interests held by continuing members of Zevia LLC as Class B units;

•

the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase Class A units directly from Zevia LLC, at a purchase price per Class A unit equal to the initial public offering price per share of Class A common stock less the underwriting discount, with such Class A units representing 56.2% of the outstanding units of Zevia LLC;

•

the purchase by Zevia LLC of Class B units and outstanding options from certain existing unitholders and optionholders and the payment of the cash consideration to Direct Zevia Stockholders in connection with the Blocker Mergers.

•

the (i) grant of 177,000 stock options and 17,300 restricted stock units to certain employees and non-employee directors and (ii) adjustment of (a) 1,269,666 options under the 2011 Plan, (b) 2,286,000 RCCCUs under the 2020 Plan and otherwise and (c) 5,702,644 restricted phantom unit awards, on a one-to-two basis (as reflected in these amounts) to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable; and

•	the provision for corporate income taxes on the income of Zevia PBC that will be taxable as a corporation for U.S. federal and state income tax purposes.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us in the offering.

Zevia LLC is considered our predecessor for accounting purposes, and its financial statements will be our historical financial statements following this offering. Zevia PBC is a holding company, and its sole material asset will be its equity interest in Zevia LLC. As the sole managing member of Zevia LLC, Zevia PBC will operate and control all of the business and affairs of Zevia LLC. This Reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Zevia PBC will recognize the assets and liabilities received in the Reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Zevia LLC. Zevia PBC will consolidate Zevia LLC on its consolidated financial statements and record a noncontrolling interest related to the Class B units held by the Class B stockholders on its consolidated balance sheet and statement of operations.

Zevia PBC will enter into the Tax Receivable Agreement for the benefit of the continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders, pursuant to which Zevia PBC will pay them 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including Zevia PBC) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization. See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

We have not made any pro forma adjustments relating to reporting, compliance and investor relations costs that we will incur as a public company. No pro forma adjustments have been made for these additional expenses as an estimate of such expenses is not determinable.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary— Summary Historical Financial Information,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2021

	Zevia LLC Historical	Pro Forma Reorganization Adjustments		As Adjusted Before Offering	Pro Forma Offering Adjustments		Zevia PBC Pro Forma
	(in thousands, except per unit and share information)
Current Assets:
Cash	$12,361			12,361	83,269	(1)	95,630
Accounts receivable, net	9,361			9,361			9,361
Inventories, net	20,066			20,066			20,066
Prepaid expenses and other current assets	2,821			2,821	(1,595	)(3)	1,226

Total current assets	44,609	—		44,609	81,674		126,283
Property and equipment, net	1,065			1,065			1,065
Right-of-use assets under operating leases, net	637			637			637
Intangible assets, net	3,888			3,888			3,888
Deferred tax assets (2)	—			—			—
Other non-current assets	68			68			68

Total assets	$50,267	$—		$50,267	$81,674		$131,941

Liabilities and Redeemable Convertible Preferred Units and Members’ Deficit
Current liabilities:
Accounts payable	$8,927			8,927			8,927
Accrued expenses	1,288			1,288			1,288
Operating lease liabilities	641			641			641
Other current liabilities	3,402			3,402			3,402

Total current liabilities	14,258	—		14,258	—		14,258

Operating leases liabilities, net of current portion	70			70			70
Amounts payable pursuant to Tax Receivable Agreement (2)	—			—			—

Total liabilities	14,328	—		14,328	—		14,328
Commitments and contingencies (See Note 9 to the financial statements)
Redeemable convertible preferred units, no par value (34,410,379 units authorized, 26,322,803 units issued and outstanding; and aggregate liquidation preference, $329,753, actual; no shares authorized, no shares issued and outstanding, pro forma)	232,457	(232,457	)(4)	—			—
Members’ deficit - Zevia LLC				—
Common units, no par value (7,274,742 units authorized, 2,476,386 units issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma)	976	(976	)(4)	—			—
Additional paid-in capital	37	(37	)(4)	—			—

	Zevia LLC Historical	Pro Forma Reorganization Adjustments		As Adjusted Before Offering	Pro Forma Offering Adjustments		Zevia PBC Pro Forma
	(in thousands, except per unit and share information)
Accumulated Deficit	(197,531)	197,531	(4)	—			—

Total member’s deficit - Zevia LLC	(196,518)	196,518		—			—
Stockholders’ equity - Zevia PBC
Preferred Stock, $0.001 par value (no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma)	—			—	—		—
Class A common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; 550,000,000 shares authorized, 36,300,484 shares issued and outstanding, pro forma)	—	26		26	10	(5)	36
Class B common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; 250,000,000 shares authorized, 28,256,158 shares issued and outstanding, pro forma)	—	32		32	(4	)(5)	28
Additional paid-in capital (5)	—	15,870		15,870	50,200	(3)	66,070
Accumulated deficit	—			—			—

Total stockholders’ equity attributable to Zevia PBC Inc.	—	15,928		15,928	50,206		66,134

Non-controlling interests (4)	—	20,011		20,011	31,468		51,479

Total liabilities and redeemable convertible preferred units and equity	$50,267	$—		$50,267	$81,674		$131,941

See accompanying notes to unaudited pro forma consolidated balance sheet.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)

Reflects the net effect on cash of the receipt of offering proceeds to us of $186.7 million, based on the sale of 14,300,000 shares of Class A common stock at an assumed initial public offering price of $14.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will use (i) approximately $49.8 million of the net proceeds from this offering to cause Zevia LLC to purchase Class B units from certain of its existing unitholders, at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering, (ii) approximately $0.8 million of the net proceeds from this offering to cancel and cash-out outstanding options held by certain of Zevia LLC’s optionholders, including certain members of our senior management, at a per-option price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering and (iii) approximately $46.0 million of the net proceeds to pay the cash consideration to Direct Zevia Stockholders in connection with the Blocker Mergers. Accordingly, we will not retain any of this portion of the proceeds.

As a result of the above, $96.6 million of the offering proceeds will be used for transactions related to recapitalizing and purchasing Zevia LLC units including through consideration paid to existing unitholders of Zevia LLC. The remaining $90.1 million of offering proceeds will be used to purchase Class A common stock from Zevia LLC and after Zevia LLC pays offering costs incurred of $6.8 million in connection with the offering, $83.3 million of the $90.1 million will be available for working capital purposes.

(2)

As described in greater detail under “Organizational Structure” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into the Tax Receivable Agreement with continuing members of Zevia LLC and the Direct Zevia Stockholders, which will provide for the payment by Zevia PBC to certain continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders of 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes, or under certain circumstances is deemed to realize, as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including Zevia PBC) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization.

Due to the uncertainty in the amount and timing of future exchanges of Zevia LLC units by the continuing members of Zevia LLC, and the uncertainty of when those exchanges will ultimately result in tax savings, the unaudited pro forma consolidated financial information assumes that no exchanges of Zevia LLC units have occurred and therefore no increases in tax basis in Zevia PBC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the continuing members were to exchange their Zevia LLC units, we would recognize a deferred tax asset of approximately $130.7 million and a liability of approximately $111.1 million, assuming (i) that the continuing members redeemed or exchanged all of their Zevia LLC units immediately after the completion of this offering at an assumed initial public offering price of $14.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of 24.6% and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange and the tax rates then in effect.

We will hold an economic interest of 56.2% in Zevia LLC subsequent to the Reorganization and this offering. The 43.8% interest that we do not own represents a non-controlling interest for financial reporting purposes. Zevia LLC has been and will continue to be treated as a partnership for U.S. federal and state income tax purposes. Following the Transactions, Zevia PBC will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income generated by Zevia LLC.

As a result of this offering, we recorded a deferred tax asset of $96.7 million in the unaudited pro forma consolidated balance sheet as of March 31, 2021, as a result of the difference between the financial reporting value and the tax basis of Zevia PBC’s investment in Zevia LLC. The Company analyzes the likelihood that its deferred tax assets will be realized. A valuation allowance is recorded if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion, or all, of a deferred tax asset related to acquiring its interest in Zevia LLC through newly issued LLC units is not expected to be realized unless the Company disposes of its investment in Zevia LLC. Zevia PBC has recognized a valuation allowance of $96.7 million against the deferred tax asset (resulting in a net deferred tax asset of zero) which is considered capital in nature as it was not more likely than not that this portion of deferred tax assets would be realized.

As of March 31, 2021, we did not have any material net operating loss or credit carryforwards.

(3)

Reflects deferred costs associated with this offering, including certain legal, accounting and other related costs, which have been recorded in prepaid expenses and other current assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)

Upon completion of the Transactions, we will become the managing member of Zevia LLC. Although we will have a minority economic interest in Zevia LLC, we will have the majority voting interest in, and control of the management of, Zevia LLC. As a result, we will consolidate the financial results of Zevia LLC and will report non-controlling interests related to the interests in Zevia LLC held by the continuing members on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the non-controlling interests will be approximately 43.8%. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the non-controlling interests would be approximately 42.0%. Through their ownership of shares of Class B common stock, the Class B stockholders will control a majority of the voting power of the common stock of Zevia PBC, the managing member of Zevia LLC, and will therefore have indirect control over Zevia LLC.

(5)	The components of increase to additional paid-in capital as a result of the amounts allocable to Zevia PBC from net proceeds of this offering are set forth below:

	Pro Forma Reorganization Adjustments	Pro Forma Offering Adjustments	Zevia PBC Pro Forma
Reclassification of members’ equity and convertible preferred units	$35,939	$—	$35,939
Proceeds from offering net of underwriting discounts	—	90,079	90,079
Payment of estimated offering costs	—	(6,810)	(6,810)
Transaction costs incurred prior to this offering deferred as prepaid expenses and other current assets(4)	—	(1,595)	(1,595)
Par value of Class A common stock	26	(10)	(36)
Par value of Class B common stock	32	4	(28)
Non-controlling interests	(20,011)	(31,468)	(51,479)

Additional paid-in capital	$15,870	$50,200	$66,070

Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income for the Three Months Ended March 31, 2021

	Zevia LLC Historical	Pro Forma Offering Adjustments		Zevia PBC Pro Forma
	(in thousands, except units and share information)
Net Sales	$30,694	$—		$30,694
Cost of goods sold	16,506	—		16,506

Gross profit	14,188	—		14,188
Operating expenses
Selling and marketing expenses	7,988	—		7,988
General and administrative expenses	5,713	37,077	(7)(8)	42,790
Depreciation and amortization	244	—		244

Total operating expenses	13,945	37,077		51,022

Income from operations	243	(37,077)		(36,834)
Other income (expenses), net	4			4
Provision for income taxes	—		(5)	—

Net income and comprehensive income	$247	$(37,077)		$(36,830)

Net income attributable to non-controlling interests	$—	$(16,120	)(6)	$(16,120)

Net income attributable to Zevia PBC	$247	$(20,957)		$(20,710)

Net income attributable to equity holders	$19	$(20,729)		$(20,710)

Net income per unit/share attributable to equity holders, basic	$0.01			$(0.57)

Net income per unit/share attributable to equity holders, diluted	$0.01			$(0.57)

Weighted average common units/shares outstanding, basic	2,462,575			36,300,484 (4)

Weighted average common units/shares outstanding, diluted	30,481,923			36,300,484

See accompanying notes to unaudited pro forma consolidated statement of operations and comprehensive income.

Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Loss for the Year Ended December 31, 2020

	Zevia LLC Historical	Pro Forma Offering Adjustments		Zevia PBC Pro Forma
	(in thousands, except units and share information)
Net sales	$110,025	$—		$110,025
Cost of goods sold	60,523	—		60,523

Gross profit	49,502	—		49,502
Operating expenses
Selling and marketing expenses	27,333	—		27,333
General and administrative expenses (1)	26,715	40,908	(7)(8)	67,623
Depreciation and amortization	932	—		932

Total operating expenses	54,980	40,908		95,888

	Zevia LLC Historical	Pro Forma Offering Adjustments		Zevia PBC Pro Forma
	(in thousands, except units and share information)
Loss from operations	(5,478)	(40,908)		(46,386)
Other income (expense), net	(593)	—		(593)
Provision for income taxes	—	—	(5)	—

Net loss and comprehensive loss	$(6,071)	$(40,908)		$(46,979)

Net loss attributable to non-controlling interests	$—	$(20,563	)(6)	$(20,563)

Net loss attributable to Zevia PBC	$(6,071)	$(20,345)		$(26,416)

Net loss attributable to equity holders (2)	$(126,512)	$100,096		$(26,416)

Net loss per unit/share attributable to equity holders, basic and diluted (2)(3)	$(28.05)			$(0.73)

Weighted average common units/shares outstanding, basic and diluted	4,510,572			36,300,484 (4)

See accompanying notes to unaudited pro forma consolidated statement of operations and comprehensive loss.

Notes to Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income (Loss)

(1)

General and administrative expenses includes compensation expense of $7.8 million for the year ended December 31, 2020, representing the excess of the repurchase price over then assessed fair value of the units of membership interest held by employees that were repurchased by Zevia LLC. See Note 9 to our financial statements included elsewhere in this prospectus.

(2)

Historical net loss attributable to equity holders includes an incremental reduction to accumulated deficit of $120.4 million for the year ended December 31, 2020 related to the excess of tender offer purchase price over then assessed fair value. See Note 9 and Note 17 to our financial statements included elsewhere in this prospectus.

(3)	Net loss per unit under the two-class method is the same under all classes of common units. See Note 17 to our financial statements included elsewhere in this prospectus.
(4)

Pro forma basic and diluted net income (loss) per share attributable to equity holders is computed by dividing the net income (loss) attributable to holders of Class A common stock by the weighted average shares of Class A common stock outstanding during the period. The weighted-average shares of Class A common stock outstanding excludes 9,258,310 shares of Class A common stock to be issued pursuant to (i) options under the 2011 Plan, (ii) RCCCUs under the 2020 Plan and otherwise and (iii) restricted phantom unit awards, adjusted (as reflected in this amount) on a one-to-two basis to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable, and 194,300 stock options and restricted stock units granted under the 2021 Plan. Shares of Class B common stock do not participate in the earnings of Zevia PBC. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of computing pro forma earnings per share.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share of Class A common stock (amounts in millions except for share counts, which are in thousands):

	Zevia PBC Pro Forma
	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Numerator

Pro forma net income (loss)	$(36,830)	$(46,979)

Less: Pro forma net income (loss) attributable to non-controlling interests	(16,120)	(20,563)

Pro forma net income (loss) attributable to Zevia PBC	$(20,710)	$(26,416)

Denominator

Shares of Class A common stock issued in connection with this offering	6,900,000	6,900,000

Shares of Class A common stock to be issued to the Direct Zevia Stockholders in the Reorganization	29,400,484	29,400,484

Pro forma weighted-average shares of Class A common stock outstanding—basic	36,300,484	36,300,484

Effect of dilutive securities	—	—
Pro forma weighted-average shares of Class A common stock outstanding—diluted	36,300,484	36,300,484

Pro forma earnings per share of Class A common stock—basic	$(0.57)	$(0.73)

Pro forma earnings per share of Class A common stock—diluted	$(0.57)	$(0.73)

Anti-dilutive shares excluded from pro forma earnings per shares of Class A common stock—diluted:

Zevia LLC Class B Common Units exchangable to shares of Class A common Stock	28,256,158	28,256,158

Total shares excluded from pro forma earnings per share of Class A common stock—diluted	28,256,158	28,256,158

Shares of our Class B common stock do not share in the earnings or losses of Zevia PBC and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of our Class B common stock are, however, considered potentially dilutive shares of Class A common stock. Amounts have been excluded from the computations of diluted earnings per share of Class A common stock because the effect would have been anti-dilutive under the if-converted and two-class methods.

(5)

Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Zevia LLC. As a result, the unaudited pro forma consolidated statements of operations and comprehensive income (loss) reflect adjustments to our income tax expense of $0 for the year ended December 31, 2020.

The following table sets forth the computation of pro forma effective tax rate for the periods presented:

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Federal statutory rate	21.0%	21.0%
State tax, net of federal effect	2.1%	2.0%
Income attributable to non-controlling interests	-9.2%	-9.2%
Stock Based Compensation	0.0%	-2.3%
Executive Compensation	-13.5%	-3.7%
Other	0.0%	0.0%
Change in Valuation Allowance	-0.3%	-7.8%

Pro forma effective tax rate	0.0%	0.0%

(6)

Following the Transactions, we will become the managing member of Zevia LLC. We will own 56.2% of the economic interest in Zevia LLC but will have 100% of the voting interest in and control the management of Zevia LLC. The continuing members will own the remaining 43.8% of the economic interest in Zevia LLC, which will be accounted for as non-controlling interests in our future consolidated financial results. Through their ownership of shares of Class B common stock, the Class B stockholders will control a majority of the voting power of the common stock of Zevia PBC, the managing member of Zevia LLC, and will therefore have indirect control over Zevia LLC. Accordingly, a portion of the net losses will be attributable to Zevia PBC and a portion will be attributable to the non-controlling interests of the holders of Class B common stock.

(7)

In connection with this offering, we will (i) grant 177,000 stock options and 17,300 restricted stock units to certain employees and non-employee directors pursuant to the 2021 Plan and (ii) adjust (a) 1,269,666 options under the 2011 Plan, (b) 2,286,000 RCCCUs under the 2020 Plan and otherwise and (c) 5,702,644 restricted phantom unit awards, on a one-to-two basis (as reflected in these amounts) to reflect exercisability for Class A common stock, settlement in Class A common stock, and value determination by reference to Class A common stock, as applicable. This adjustment reflects compensation expense associated with the grant and adjustments had they occurred at the beginning of the period presented.

(8)

The stock compensation adjustment is directly attributable to the completion of the offering and is not representative of the ongoing amount of stock compensation expense to be recorded in future periods. The stock compensation adjustment was calculated using the respective outstanding stock compensation award measurement date fair value.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected financial information and other data of Zevia LLC on a historical basis. Zevia LLC is considered our predecessor for accounting purposes and its financial statements will be our historical financial statements following this offering. The following selected statement of operations data for the years ended December 31, 2020 and 2019 and the selected balance sheet data as of December 31, 2020 and 2019 have been derived from Zevia LLC’s audited financial statements included elsewhere in this prospectus. The statement of operations and comprehensive income (loss) data for the three months ended March 31, 2021 and 2020 and the summary historical balance sheet data as of March 31, 2021 have been derived from Zevia LLC’s unaudited financial statements included elsewhere in this prospectus. Our historical results and growth rates are not necessarily indicative of results or growth rates to be expected in future periods.

You should read the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except units and per unit information)
Statements of Operations and Comprehensive Income (Loss) Data:
Net sales	$30,694	$22,490	$110,025	$85,562
Cost of goods sold	16,506	13,458	60,523	48,662

Gross profit	14,188	9,032	49,502	36,900
Operating expenses
Selling and marketing expenses	7,988	6,921	27,333	27,643
General and administrative expenses (1)	5,713	4,333	26,715	13,925
Depreciation and amortization	244	223	932	786

Total operating expenses	13,945	11,477	54,980	42,354

Income (loss) from operations	243	(2,445)	(5,478)	(5,454)
Other income (expense), net	4	(149)	(593)	47

Net income (loss) and comprehensive income (loss)	247	(2,594)	(6,071)	(5,407)

Net income (loss) attributable to common unit holders (2)	19	(2,594)	(6,071)	(5,407)

Net income (loss) per unit attributable to common unit holders, basic (2)(3)	$0.01	$(0.57)	$(126,512)	$(5,407)

Net income (loss) per unit attributable to common unit holders, diluted (2)(3)	$0.01	$(0.57)	$(28.05)	$(1.20)

Weighted average common units outstanding, basic	2,462,575	4,548,641	4,510,572	4,522,909

Weighted average common units outstanding, diluted	30,481,923	4,548,641	4,510,572	4,522,909

(1)

General and administrative expenses includes compensation expense of $37,000 and $29,000 for the three months ended March 31, 2021 and 2020, respectively, and $7.8 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, representing the excess of the repurchase price over then assessed fair value of the units of membership interest held by employees that were repurchased by Zevia LLC. See Note 9 to our financial statements included elsewhere in this prospectus.

(2)

Net income (loss) attributable to common unit holders includes an incremental reduction to accumulated deficit of $120.4 million for the year ended December 31, 2020 related to the excess of tender offer purchase price over then assessed fair value. See Note 9 and Note 17 to our financial statements included elsewhere in this prospectus.

(3)	Net income (loss) per unit under the two-class method is the same under all classes of common units. See Note 17 to our financial statements included elsewhere in this prospectus.

	As of March 31,	As of December 31,
	2021	2020	2019
	(in thousands, except unit and per unit data)
Balance Sheet Data:
Cash	$12,361	$14,936	$3,243
Working capital(1)	30,351	30,099	12,465
Total assets	50,267	49,956	27,267
Total debt	—	—	—
Redeemable convertible preferred units, no par value (34,410,379, 34,410,379 and 22,558,386 units authorized, 26,322,803, 26,322,803 and 22,558,386 units issued and outstanding as of March 31, 2021, December 31, 2020 and 2019, respectively; and aggregate liquidation preference, $329,753, $329,753 and $59,753 as of March 31, 2021, December 31, 2020 and 2019, respectively)	232,457	232,457	58,037
Common units, no par value (7,274,742, 7,274,742 and 8,451,586 units authorized; 2,476,386, 2,438,812 and 4,529,061 units issued and outstanding at March 31, 2021, December 31, 2020 and 2019, respectively)	976	966	1,810
Total Members’ deficit	(196,518)	(196,812)	(39,969)

(1)	Working capital is defined as total current assets minus total current liabilities.

Non-GAAP Financial Measures:

Adjusted EBITDA and Adjusted Net Income (Loss) are non-GAAP financial measures. We calculate Adjusted EBITDA as net (loss) income adjusted to exclude: (1) equity-based compensation expense, (2) depreciation and amortization and (3) other income (expense), net. Adjusted EBITDA may in the future also be adjusted for amounts impacting net income related to the Tax Receivable Agreement liability. We calculate Adjusted Net Income (Loss) as net (loss) income adjusted to exclude equity-based compensation expense. Adjusted EBITDA and Adjusted Net Income (Loss) are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)
Equity-based compensation expense	37	29	7,870	606
Depreciation and amortization	244	223	932	786
Other (income) expense, net	(4)	149	593	(47)
Adjusted EBITDA	$524	$(2,193)	$3,324	$(4,062)

The following table presents a reconciliation of Adjusted Net Income (Loss) to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)
Equity-based compensation expense	37	29	7,870	606
Adjusted Net Income (Loss)	$284	$(2,565)	$1,799	$(4,801)

For a detailed discussion of our key operating and financial performance metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Selected Historical Financial Information” and the financial statements of Zevia LLC and the related notes included within this prospectus. The historical financial data discussed below reflect the historical results of operations and financial position of Zevia LLC. The financial statements of Zevia LLC, our predecessor for accounting purposes, will be our historical financial statements following this offering. The historical financial data discussed below relate to periods prior to the Reorganization described in “Organizational Structure” and do not give effect to pro forma adjustments. As a result, the following discussion does not reflect the significant effects that such events will have on us. See “Organizational Structure” and “Unaudited Pro Forma Consolidated Financial Information and Other Data” for more information.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Zevia is a high-growth beverage company that is disrupting the liquid refreshment beverage industry through delicious and refreshing, zero calorie, zero sugar, naturally sweetened beverages that are all Non-GMO Project Verified. We are a pioneering beverage brand, offering a platform of products that include a broad variety of flavors across Soda, Energy Drinks, Organic Tea, Mixers, Kidz drinks and Sparkling Water. All of our beverages are made with only a handful of plant-based ingredients that most consumers can easily pronounce. Our products are distributed across the U.S. and Canada through a diverse network of major retailers in the food, drug, mass, natural and ecommerce channels. We believe that consumers increasingly select beverage products based on taste, ingredients and fit with today’s consumer preferences, which has benefited the Zevia brand and resulted in over one billion cans of Zevia sold to date.

Consumers can purchase our products in both brick and mortar and ecommerce channels. Zevia was initially distributed in the U.S. natural products retail channel, where we still maintain the leading position. Fueled by a loyal and growing consumer base, we expanded our presence online and into conventional food, drug and mass retailers. In 2020, Zevia was the highest selling carbonated soft drink brand on Amazon according to Stackline, which we believe is representative of an online product discovery and education-oriented purchasing process that is gaining traction among shoppers.

We have experienced significant sales growth over the past ten years, increasing our net sales from $6.8 million in 2010 to $110.0 million in 2020, representing a 32% compound annual growth rate. We have been able to drive net sales growth through a purposeful combination of distribution gains and velocity improvements, measured by retail sales per total distribution points. In 2020, we sold 240 million cans, a 15% increase from 208 million in 2019, our net sales grew to $110.0 million, a 29% increase from $85.6 million in 2019, our gross profit grew to $49.5 million, a 34% increase from $36.9 million in 2019, and our gross margin expanded to 45%, a 200 basis point increase from 43% in 2019. For the three months ended March 31, 2021, our net sales grew to $30.7 million, a 36%

increase from $22.5 million for the three months ended March 31, 2020, our gross profit grew to $14.2 million, a 58% increase from $9.0 million for the three months ended March 31, 2020, and our gross margin expanded to 46%, a 600 basis point increase from 40% for the three months ended March 31, 2020.

We generated net losses from inception until the first quarter of 2021, as we invested in innovation and the growth of our business. Net loss and comprehensive loss was $(5.4) million in 2019 and $(6.1) million in 2020. Net income (loss) and comprehensive income (loss) was $(2.6) million for the three months ended March 31, 2020 and $0.2 million for the three months ended March 31, 2021. Adjusted EBITDA was $(4.1) million in 2019 and $3.3 million in 2020. Adjusted Net Income (Loss) was $(4.8) million in 2019 and $1.8 million in 2020. Adjusted EBITDA was $(2.2) million for the three months ended March 31, 2020 and $0.5 million for the three months ended March 31, 2021. Adjusted Net Income (Loss) was $(2.6) million for the three months ended March 31, 2020 and $0.3 million for the three months ended March 31, 2021. See the section titled “—Non-GAAP Financial Measures” below for the definitions of Adjusted EBITDA and Adjusted Net Income (Loss), as well as a reconciliation of Adjusted EBITDA and Adjusted Net Income (Loss) to net income (loss), the most directly comparable financial measure stated in accordance with GAAP.

We intend to continue to invest in innovation, new product development, supply chain capabilities and marketing initiatives, as we believe the demand for our products will continue to increase globally across both brick and mortar and ecommerce channels. We believe that our asset-light model drives an attractive financial profile with strong gross margins and modest capital expenditures.

Components of Our Results of Operations

Net Sales

We generate net sales from sales of our products, including Soda, Energy Drinks, Organic Tea, Mixers, Kidz beverages and Sparkling Water, to our customers, which include grocery distributors, national retailers and natural products retailers, as well as e-commerce channels, in the U.S. and Canada.

We offer our customers sales incentives that are designed to support the distribution of our products to consumers. These incentives include discounts, trade promotions, price allowances and product placement fees. These amounts are deducted from gross sales to arrive at our net sales.

We have experienced substantial growth in net sales in the past three years. The following factors and trends in our business have driven net sales growth over this period and are expected to continue to be key drivers of our net sales growth for the foreseeable future:

•	leveraging our platform and mission to grow awareness, increase velocity and expand our consumer base;

•	continuing to grow our strong relationships across our retailer network and expand distribution amongst existing channels, both in-store and online; and

•	ongoing innovation efforts, including enhancing existing products and introducing additional flavors within existing categories, as well as entering into new categories.

We also expect expansion of distribution into new channels to be a key driver of our future sales growth. We sell our products in the U.S. and Canada, direct to retailers and also through distributors. In 2019 and 2020, 49% and 42% of our net sales, respectively, were made through distributors. We expect that our sales directly to retailers will increase as a percentage of our net sales over time. In 2019 and 2020, our Canadian net sales represented approximately 9% of our net sales.

We sell our products to customers on a purchase order basis. We do not have short or long term commitments or minimum purchase volumes with our distributors or other customers.

Cost of Goods Sold

Cost of goods sold consists of all costs to acquire and manufacture our products, including the cost of the various ingredients, packaging, in-bound freight and logistics and third party production fees. Our cost of goods sold also includes other costs incurred to bring the product to saleable condition. Our cost of goods sold is subject to price fluctuations in the marketplace, in particular in the price of aluminum and other raw materials, as well as in the cost of in-bound freight and logistics. Our cost of goods sold is generally higher for cans sold through our ecommerce channel than through our retail store channel due to additional packaging requirements. Our results of operations depend on our ability to arrange for the purchase of raw materials and the production of our products in sufficient quantities at competitive prices. We have long term contracts with certain suppliers of stevia and aluminum cans. We expect over the long term that, as the scale of our business increases, we will purchase a greater percentage of our aluminum cans directly rather than through co-pack arrangements. We have long term contracts with certain manufacturers governing pricing and other terms and minimum commitments on our part, but these contracts generally do not guarantee any minimum production volumes on the part of the manufacturers.

We expect our cost of goods sold to increase in absolute dollars as our mix shifts to higher selling price and high margin products.

Gross Profit

Gross profit consists of our net sales less costs of goods sold. Our gross profit and gross margin are affected by the mix of distribution channels of our net sales in each period. We expect our gross margin to improve over time as we continue to leverage our asset-light business model and realize margin expansion through increased distribution direct to retailers, the increased scale of our business and our continued focus on cost improvements, particularly in our supply chain.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of warehousing and distribution costs and advertising and marketing expenses. Warehousing and distribution costs include storage, transfer and out-bound freight and delivery charges. Advertising and marketing expenses consist of variable costs associated with production and media buying of marketing programs and trade events. Selling and marketing expenses also includes the incremental costs of obtaining contracts, such as sales commissions.

Our selling and marketing expenses are expected to increase both in absolute dollars and as a percentage of net sales, both as a result of the increased warehousing and distribution costs resulting from increased net sales, which we expect to be partially offset by our continued focus on cost improvements in our supply chain, and as a result of increased focus on marketing.

General and Administrative Expenses

Administrative expenses include all salary and other personnel expenses (other than equity-based compensation expense) for our employees, including employees related to management, marketing, sales, product development, quality control, accounting, IT and other functions. Our general and administrative expenses are expected to increase in absolute dollars, but to decrease as a percentage of net sales, over time as we increase our headcount to support our growth and as we increase personnel in legal, accounting, IT and compliance-related expenses to support our future obligations as a public company.

Equity-based compensation expense is included in general and administrative expenses and consists of the recorded expense of equity-based compensation for our employees and for certain non-employees. We record compensation expense for employee grants using a Black-Scholes-Merton option pricing model to calculate the fair value of unit options by date granted, net of estimated forfeitures. We record compensation expense for non-employee unit options based on the estimated fair value of the options as of the earlier of (1) the date at which a commitment for performance by the non-employee to earn the unit option is reached or (2) the date at which the non-employee’s performance is complete, using the Black-Scholes Merton option pricing model. Equity-based compensation cost for restricted unit awards is measured based on the closing fair market value of our common unit at the date of grant. If we have the option and intent to settle a restricted unit award in cash, the award is classified as a liability and revalued at each balance sheet date. We expect our equity-based compensation expense to increase over time in absolute dollars as we grow our business.

In connection with the closing of our Series E Financing in December 2020, we used approximately $175 million of the proceeds to repurchase outstanding preferred and common units. The majority of the units repurchased were units that had been purchased by the holders in connection with financing transactions, and a minority of units purchased were units that holders owned as a result of equity awards granted by us. General and administrative expenses in 2020 include equity-based compensation expense of $7.8 million as a result of this transaction, which represents the excess of the tender offer repurchase price over the fair value of the units and unit options repurchased, which were held by both current and former employees.

Depreciation and Amortization

Depreciation is primarily related to software applications, computer equipment and leasehold improvements. Intangible assets subject to amortization consist of customer relationships. Non-amortizable intangible assets consist of trademarks which represent the Company’s exclusive ownership of the Zevia brand used in connection with the manufacture, marketing, and distribution of its carbonated beverages. The Company also owns several other trademarks in both the U.S. and in foreign countries. Depreciation and amortization expense is expected to increase in-line with ongoing capital expenditures as our business grows, which we do not expect to be material, given our asset-light business model.

Other Income (Expense), net

Other income (expense), net consists primarily of interest expense and foreign currency transaction gains and losses.

Other Factors Affecting Our Performance

COVID-19

Although we encountered closures and delays at some of our third-party facilities and in our supply chain during the course of the pandemic, these closures and delays did not have a significant impact on our operations or our ability to serve customer needs. While at this time we are working to manage and mitigate potential disruptions to our supply chain, and we have not experienced decreases in demand or material financial impacts as compared to prior periods, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in continued supply chain risk. The ultimate impact of the COVID-19 on our operational and financial performance is dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, all of which are uncertain and difficult to predict at this time. See “Risk Factors- The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.”

Results of Operations

The following table sets forth selected items in our statements of operations and comprehensive income (loss) for the periods presented:

	For the Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net sales	$30,694	$22,490	$110,025	$85,562
Cost of goods sold	16,506	13,458	60,523	48,662

Gross profit	14,188	9,032	49,502	36,900

Selling and marketing expenses	7,988	6,921	27,333	27,643
General and administrative expenses(1)	5,713	4,333	26,715	13,925
Depreciation and amortization	244	223	932	786

Total operating expenses	13,945	11,477	54,980	42,354

Income (loss) from operations	$243	$(2,445)	$(5,478)	$(5,454)
Other income (expense), net	4	(149)	(593)	47

Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)

(1)

General and administrative expenses includes equity-based compensation expenses of $37,000 and $29,000 for the three months ended March 31, 2021 and 2020, respectively, and $7.8 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, the substantial majority of which amount for 2020 relates to the repurchase of preferred and common units as described above under the heading “—General and Administrative Expenses.”

The following table presents selected items in our statements of operations and comprehensive income (loss) as a percentage of net sales for the respective periods presented:

	For the Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Net sales	100%	100%	100%	100%
Cost of goods sold	54	60	55	57

Gross profit	46	40	45	43

Selling and marketing expenses	26	31	25	32
General and administrative expenses	19	19	24	16
Depreciation and amortization	*	*	*	*

Total operating expenses	45	51	50	49

Income (loss) from operations	1%	(11)%	(5)%	(6)%
Other income (expense), net	*	*	*	*

Net income (loss) and comprehensive income (loss)	1%	(12)%	(6)%	(6)%

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Net sales

	For the Three Months Ended March 31,		Change
(in thousands)	2021	2020	Amount	Percentage
Net sales	$30,694	$22,490	$8,204	36%

Net sales increased due to an approximately 22% increase in the number of equivalized cases sold and a 12% increase in net average price per equivalized case. We define an equivalized case as a 288 fluid ounce case. We believe that the increase in volume benefited from an increase in buying rate, which according to Numerator, rose to $25.22 per household for the 52 weeks ended March 31, 2021, an increase of 28%. Our net sales in our retail store sales channel increased approximately 30% and net sales in our online/ecommerce channel increased approximately 88%. Our online net sales increased primarily due to increased purchasing in that channel during the COVID-19 pandemic, and we believe these shopping patterns will continue post-pandemic.

Cost of Goods Sold

	For the Three Months Ended March 31,		Change
(in thousands)	2021	2020	Amount	Percentage
Cost of goods sold	$16,506	$13,458	$3,048	23%

Cost of goods sold increased on an absolute basis primarily due to volume increases. Cost of goods sold was essentially flat on a per case basis compared to the prior period.

Gross Profit and Gross Margin

	For the Three Months Ended March 31,		Change
(in thousands)	2021	2020	Amount	Percentage
Gross profit	$14,188	$9,032	$5,156	57%
Gross margin	46%	40%

Gross profit increased $5.2 million, of which $2.7 million was from price realization, with the remaining $2.5 million primarily related to increased volume.

Selling and Marketing Expenses

	For the Three Months Ended March 31,		Change
(in thousands)	2021	2020	Amount	Percentage
Selling and marketing expenses	$7,988	$6,921	$1,067	15%

Selling and marketing expenses increased $1.1 million, of which $0.7 million was from higher freight rates, with the remaining $0.4 million primarily related to increased volume.

General and Administrative Expenses

	For the Three Months Ended March 31,		Change
(in thousands)	2021	2020	Amount	Percentage
General and administrative expenses	$5,713	$4,333	$1,380	32%

General and administrative expenses increased due to an increase in headcount to support our growth.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net sales

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)
Net sales	$110,025	$85,562	$24,463	29%

Net sales increased due to an approximately 14% increase in the number of equivalized cases sold and a 12% increase in net average price per equivalized case. We define an equivalized case as a 288 fluid ounce case. We believe that the increase in volume benefited from an increase in buying rate, which according to Numerator, rose to $31.21 per household in 2020, an increase of 21%. Our net sales in our retail store sales channel increased approximately 21% and net sales in our online/ecommerce channel increased approximately 117%. Net sales in our retail store channel increased due to an approximately 3% increase in the number of stores selling Zevia and an approximately 22% increase in the sales per store. Our online net sales increased primarily due to increased purchasing in that channel during the COVID-19 pandemic, and we believe these shopping patterns will continue post-pandemic.

Cost of Goods Sold

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)
Cost of goods sold	$60,523	$48,662	$11,861	24%

Cost of goods sold increased on an absolute basis due to volume increases as well as an approximate 3% increase due to shifting product mix and an approximate 5% increase in our third party manufacturing costs. In addition, we incurred an approximate 1,000% increase in our in-bound freight and logistics costs associated with the purchase of aluminum cans, an expense which primarily started in 2020, accounting for the large percentage increase. These aluminum can related cost increases were primarily driven by longer freight hauls from can manufacturing plants than in 2019, an increase in warehousing costs required to stage and store inventory in 2020, and last mile deliveries of the cans to our contract manufacturers from these warehouses. Cost of goods sold per equivalized case rose 9% from 2019 to 2020. Cost of goods sold per equivalized case is calculated as total cost of goods sold divided by equivalized cases. Cost of goods sold decreased as a percentage of net sales due to price realization.

Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)
Gross profit	$49,502	$36,900	$12,602	34%
Gross margin	45%	43%

Gross profit increased due to price realization and a shift in product mix toward higher margin product lines, partially offset by increases in the cost of goods sold.

Selling and Marketing Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)
Selling and marketing expenses	$27,333	$27,643	$(310)	(1)%

Selling and marketing expenses were essentially flat despite our growth in net sales. $3.6 million in reduced marketing spend was largely associated with the COVID-19 pandemic. This was partially offset by $2.8 million in higher shipping and handling costs due to overall net sales growth and higher freight rates.

General and Administrative Expenses

	Year Ended December 31,		Change
	2020	2019	Amount	Percentage
	(in thousands)
General and administrative expenses	$26,715	$13,925	$12,790	92%

General and administrative expenses increased due to an increase in headcount to support our growth and an increase in equity-based compensation expense. The increase in equity-based compensation expense resulted primarily from equity-based compensation expense of $7.8 million incurred in connection with the repurchase of preferred and common units from current and former employees in connection with our Series E financing in December 2020. The majority of the units repurchased were units that had been purchased by the holders, and a minority of units purchased were units that holders owned as a result of equity awards granted by us. To a lesser extent, the increase in equity-based compensation expense resulted from an increase in headcount to support our growth and increased value of our options grants resulting from an increase in the value of our common units.

Seasonality

Generally, we experience greater demand for our products during the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets. As our business continues to grow, we expect to see continued seasonality effects, with net sales tending to be greater in the second and third quarters of the year.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations and comprehensive income (loss) data for each of the periods presented. In management’s opinion, the data below have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period. The following unaudited quarterly statements of operations and comprehensive income (loss) data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
(in thousands)	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
Net sales	$18,038	$24,290	$20,705	$22,529	$22,490	$27,677	$32,035	$27,823	$30,694
Cost of goods sold	9,827	13,762	13,013	12,058	13,458	13,842	17,109	16,114	16,506

Gross profit	8,211	10,528	7,692	10,471	9,032	13,835	14,926	11,709	14,188
Operating expenses:
Selling and marketing expenses	6,506	6,601	7,651	6,885	6,921	5,717	6,973	7,722	7,988
General and administrative expenses	3,075	3,143	3,466	4,246	4,333	4,643	4,963	12,775	5,713
Depreciation and amortization	211	185	203	183	223	250	256	203	244

Total operating expenses	9,792	9,929	11,320	11,314	11,477	10,610	12,192	20,700	13,945

Income (loss) from operations	(1,581)	599	(3,628)	(843)	(2,445)	3,225	2,734	(8,991)	$243
Other income (expense), net	251	(204)	(102)	102	(149)	(118)	(276)	(51)	4

Net income (loss) and comprehensive income (loss)	(1,330)	395	(3,730)	(741)	(2,594)	3,107	2,458	(9,042)	$247

EPS - Basic*	$(0.29)	$0.01	$(0.82)	$(0.16)	$(0.57)	$0.10	$0.08	$(2.09)	$0.01
EPS - Diluted*	$(0.29)	$0.01	$(0.82)	$(0.16)	$(0.57)	$0.10	$0.08	$(2.09)	$0.01

*	For all the periods presented, earnings (losses) per share were equal across the Class A, Class B and Class C common unitholders.

Quarterly Trends

Our net sales have generally increased over the periods presented. Net sales reflect seasonally higher consumption in the warmer second and third quarters, as well as strong, underlying annual growth. As an example, net sales for the quarters ended March 31, 2019 and December 31, 2019 represented 21.1% and 26.3% of 2019 net sales, respectively, totaling 47.4%, while net sales for the quarters ended June 30, 2019 and September 30, 2019 represented 28.4% and 24.2% of 2019 net sales, respectively, totaling 52.6%. Net sales for the quarter ended December 31, 2019 of 26.3% was higher than that ended March 31, 2019 of 21.1%, driven by underlying annual growth. This pattern was repeated in 2020 where the quarters ended March 31, 2020 and December 31, 2020 represented 20.4% and 25.3% of 2020 net sales, respectively, while net sales for the quarters ended June 30, 2020 and September 30, 2020 represented 25.2% and 29.1% of 2020 net sales, respectively. And net sales for the quarter ended December 31, 2020 of 25.3% was higher than that ended March 31, 2020 of 20.4%.

Cost of goods sold generally increased as net sales increased, with cost of goods sold per equivalized case ranging from $5.25 to $6.61 over the periods presented. We define an equivalized case as a 288 fluid ounce case. Cost of goods sold per equivalized case is calculated as total cost of goods sold divided by equivalized cases. Significant factors influencing cost of goods sold variability include changes in the cost of inbound freight and commodity aluminum pricing, as well as inventory losses.

Our operating expenses generally have increased sequentially in each quarter, with the significant exception of the fourth quarter of 2020 where we incurred equity-based compensation in conjunction with our tender offer in December 2020. We anticipate our operating expenses will continue to increase in absolute dollars in future periods as we invest in the long-term growth of our business. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Liquidity and Capital Resources

Our primary cash needs are for operating expenses, working capital and capital expenditures to support the growth in our business. Historically, we have financed our operations through private sales of equity securities and through sales of our products. In 2019 and 2020, we raised a total of $207.2 million from the sale of redeemable convertible preferred ownership units, net of costs associated with such financings. We are party to the Loan Agreement described below with Stonegate Asset Company II, LLC.

As of March 31, 2021, we had $12.4 million in cash. We believe that our cash and cash equivalents, cash flow from operating activities and available borrowings under our credit facility will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for at least the next 12 months.

Upon consummation of this offering, Zevia PBC will be a holding company with no operations of its own. Accordingly, Zevia PBC will be dependent on distributions from Zevia LLC to pay its taxes, its obligations under the Tax Receivable Agreement and other expenses. The Loan Agreement imposes, and any future credit facilities may impose, limitations on the ability of Zevia LLC to pay dividends to Zevia PBC.

In connection with the Reorganization, the Direct Zevia Stockholders and certain continuing members of Zevia LLC will receive the right to receive future payments pursuant to the Tax Receivable Agreement. The amount payable under the Tax Receivable Agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of certain pre-IPO tax attributes and tax benefits resulting from sales and exchanges by continuing members of Zevia LLC. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. We expect that the payments that we may be required to make under the Tax Receivable Agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $75.5 million through 2036. Under such scenario we would be required to pay the Direct Zevia Stockholders and certain continuing members of Zevia LLC 85% of such amount, or $64.2 million through 2036.

Similarly, assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Zevia PBC of Zevia LLC units from members of Zevia LLC in connection with this offering to be approximately $26.5 million (or approximately $34.1 million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by Zevia PBC to acquire additional Zevia LLC units from members of Zevia LLC) and to range over the next 15 years from approximately $0.7 million to $2.3 million per year (or range from approximately $0.9 million to $2.9 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $0.8 million to $4.9 million (or range from approximately $1.0 million to $5.5 million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $14.00 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be calculated using prevailing tax rates applicable to us over the life of the Tax Receivable Agreements and will be dependent on us generating sufficient future taxable income to realize the benefit.

We cannot reasonably estimate future annual payments under the Tax Receivable Agreement given the difficulty in determining those estimates as they are dependent on a number of factors, including the extent of exchanges by continuing Zevia LLC unitholders, the associated fair value of the underlying Zevia LLC units at the time of those exchanges, the tax rates applicable, our future income, and the associated tax benefits that might be realized that would trigger a Tax Receivable Agreement payment requirement.

However, a significant portion of any potential future payments under the Tax Receivable Agreement is anticipated to be payable over 15 years, consistent with the period over which the associated tax deductions would be realized by Zevia PBC, assuming Zevia LLC generates sufficient income to utilize the deductions. If sufficient income is not generated by Zevia LLC, the associated taxable income of Zevia ZBC will be impacted and the associated tax benefits to be realized will be limited, thereby similarly reducing the associated Tax Receivable Agreement payments to be made. Given the length of time over which payments would be payable, the impact to liquidity in any single year is greatly reduced.

Although the timing and extent of future payments could vary significantly under the Tax Receivable Agreement for the factors discussed above, we anticipate funding payments from the Tax Receivable Agreement from cash flows generated from operations, and such payments are not anticipated to be dependent upon the availability of proceeds of this offering.

Credit Facility

As of March 31, 2021, we were a party to the Loan Agreement, a $12.0 million revolving line of credit with Stonegate Asset Company II, LLC, which matures on April 15, 2023. Borrowings under the Loan Agreement are secured by our accounts receivable and inventory. As of December 31, 2020 and March 31, 2021, the interest rate on the Loan Agreement was 7.5% annual percentage rate and there were no outstanding borrowings.

The Loan Agreement contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of our assets, prepay other indebtedness and make dividends and other distributions. In connection with the closing of this offering, we anticipate terminating the Loan Agreement.

Cash Flows

The following table presents the major components of net cash flows from and used in operating, investing and financing activities for the periods indicated.

	For the Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Cash (used in) provided by:
Operating activities	$(2,331)	$(2,475)	$(3,258)	$(14,764)
Investing activities	(254)	(442)	(805)	(456)
Financing activities	10	3,508	15,756	17,089

Net Cash Used in Operating Activities

Our cash flows used in operating activities are primarily influenced by working capital requirements.

In 2019, cash used in operating activities resulted primarily from a $5.7 million reduction in accounts payable related to renegotiated supplier terms and mix, and a $3.1 million increase in inventory to accommodate sales growth.

In 2020, cash used in operating activities of $3.3 million was primarily the result of cash used for a $9.4 million increase in inventories as a precaution to ensure adequate supply in the midst of a pandemic, offset by the impact of an increase in accounts payable of $2.2 million, an increase in accrued expenses of $2.4 million and a decrease in other working capital balances of approximately $1.0 million.

In the three months ended March 31, 2020, cash used in operating activities of $2.5 million was primarily the result of a net loss for the quarter of $2.6 million.

In the three months ended March 31, 2021, cash used in operating activities of $2.3 million was primarily the result of the payment of accrued bonus expense of $2.8 million, offset by an increase in other current liabilities of $0.9 million relating to supplier marketing program.

Net Cash Used in Investing Activities

Net cash used in investing activities primarily relates to capital expenditures for software applications and computer equipment, and cash used in investing activities in 2019 and 2020 and for the three months ended March 31, 2020 and 2021, resulted primarily from these expenditures.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2019 and 2020 was primarily due to our $16.8 million Series D financing in 2019 and our $190.4 million Series E financing in 2020, offset by the purchase of $175.0 million of equity from existing holders in 2020. In 2020, we also incurred a PPP loan that was repaid during the same year.

Net cash provided by financing activities in the three months ended March 31, 2020 of $3.5 million was primarily due to borrowings under the Company’s revolving line of credit.

Net cash provided by financing activities in the three months ended March 31, 2021 was not material.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. However, management believes that Adjusted EBITDA and Adjusted Net Income (Loss), non-GAAP financial measures, provide investors with additional useful information in evaluating our performance.

We calculate Adjusted EBITDA as net (loss) income adjusted to exclude: (1) equity-based compensation expense, (2) depreciation and amortization and (3) other income (expense), net. Adjusted EBITDA may in the future also be adjusted for amounts impacting net income related to the Tax Receivable Agreement liability. We calculate Adjusted Net Income (Loss) as net (loss) income adjusted to exclude equity-based compensation expense.

Adjusted EBITDA and Adjusted Net Income (Loss) are financial measures that are not required by, or presented in accordance with GAAP. We believe that Adjusted EBITDA and Adjusted Net Income (Loss), when taken together with our financial results presented in accordance with GAAP, provide meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA and Adjusted Net Income (Loss) are helpful to our investors as they are measures used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA and Adjusted Net Income (Loss) are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include that (1) it does not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (3) it does not consider the impact of equity-based compensation expense, including the potential dilutive impact thereof, and (4) it does not reflect other non-operating expenses, including interest expense. Some of the limitations of Adjusted Net Income (Loss) include that it does not consider the impact of equity-based compensation expense, including the potential dilutive impact thereof. In addition, our use of Adjusted EBITDA and Adjusted Net Income (Loss) may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted Net Income (Loss) in the same manner, limiting their usefulness as comparative measures. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA and Adjusted Net Income (Loss) alongside other financial measures, including our net loss or income and other results stated in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	For the Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)
Equity-based compensation expense	37	29	7,870	606
Depreciation and amortization	244	223	932	786
Other (income) expense, net	4	(149)	593	(47)
Adjusted EBITDA	$524	$(2,193)	$3,324	$(4,062)

The following table presents a reconciliation of Adjusted Net Income (Loss) to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	For the Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss) and comprehensive income (loss)	$247	$(2,594)	$(6,071)	$(5,407)
Equity-based compensation expense	37	29	7,870	606
Adjusted Net Income (Loss)	$284	$(2,565)	$1,799	$(4,801)

Commitments

Effective March 2019, we entered into an amendment to our lease for our corporate offices at 15821 Ventura Boulevard, Suite 145, Los Angeles, California, for a term of three years. We also recently acquired a new warehouse for $1.7 million.

The following table summarizes our significant contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
	(in thousands)
Rent obligations(1)	$860	$636	$224	$—	$—
Equipment lease obligations(2)	47	25	22	—	—

Total	$907	$661	$246	$—	$—

(1)	Real estate lease payments
(2)	Vehicle leases payments

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of interest rates, raw material prices and inflation as follows:

Raw Material Risk

Our profitability is dependent on, among other things, our ability to anticipate and react to raw material costs. Currently, the key ingredient in our products is stevia extract, which we source through a multi-year supply agreement with a large multi-national ingredient company. The prices of stevia and other ingredients we use are subject to many factors beyond our control, such as marketing conditions, climate change and adverse weather conditions. We expect to sign a new agreement for the supply of stevia on similar terms in the near future. As of March 31, 2021, a hypothetical 10% increase or 10% decrease in the weighted average cost of stevia, our key ingredient, would have resulted in an increase of approximately $0.2 million or a decrease of $0.2 million, respectively, to cost of goods sold.

The price for aluminum cans also fluctuates depending on market conditions. There is currently a global shortage of aluminum cans. We have contracts with certain suppliers of aluminum cans, but such contracts do not cover all of our expected future needs for aluminum cans. We might not be able to source enough aluminum cans in the future to meet our consumers’ demand. Our ability to continue to procure enough aluminum cans at reasonable prices will depend on future developments which are highly uncertain. As of March 31, 2021, a hypothetical 10% increase or 10% decrease in the weighted average cost of aluminum cans, would have resulted in an increase of approximately $0.9 million or a decrease of $0.9 million, respectively, to cost of goods sold.

We are working to diversify our sources of supply and intend to enter into additional long-term contracts to better ensure stability of prices of our raw materials.

Foreign Exchange Risk

The majority of our sales and costs are denominated in United States dollars and are not subject to foreign exchange risk. As we source some ingredients and packaging materials from international sources, our results of operations could be impacted by changes in exchange rates. We sell and distribute our products to Canadian customers, who are invoiced and remit payment in Canadian dollars. All Canadian dollar transactions are translated into United States dollars using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for sales and expenses. To the extent we increase sourcing from outside the United States or increase net sales outside of the United States that are denominated in currencies other than the U.S. dollar, the impact of changes in exchange rates on our results of operations would increase.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Critical Accounting Policies and Estimates

In preparing our financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the amounts of assets, liabilities, gross sales, costs and expenses, and disclosure of contingent assets and liabilities that are reported in the financial statements and accompanying disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain. Therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates and assumptions. See Note 2 to our financial statements included in this prospectus for information about these critical accounting policies, as well as a description of our other accounting policies.

Revenue Recognition

We recognize revenue when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control is transferred either upon shipping or delivery to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. The amount of consideration we receive and revenue we recognize varies with changes in customer incentives we offer to our customers. These incentives and discounts include cash discounts, price allowances, volume-based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These amounts are recorded as contra revenue and deducted from gross sales and are included under net sales in our statements of operations and comprehensive income (loss).

Customer incentives and allowances are estimated based on agreed upon terms as well as historical trends and current economic and market conditions, while cash discounts are based on trade terms and require management judgment with respect to estimating customer participation and performance levels. The expected cost of customer incentives incurred but not yet realized as of the end of each respective year is recorded as an offset against customer accounts receivable, and is included under accounts receivable, net on our balance sheets. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined.

We account for costs associated with shipping and handling activities that occur after the transfer of control as a fulfillment activity, instead of a separate performance obligation. Shipping and handling costs are included in selling and marketing expenses as revenue is recognized.

We exclude from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed and concurrent with a specific revenue-producing transaction and collected by us from a customer.

Equity-Based Compensation

We record equity-based compensation expense using a Black-Scholes-Merton option pricing model to calculate the fair value of unit options by date granted, net of estimated forfeitures. The determination of the grant date fair value of unit options issued is affected by a number of variables, including the fair value of our common units, the expected common unit price volatility over the expected life of the options, the expected term of the unit option, risk-free interest rates, and the expected dividend yield of our common units. We derive our volatility from the average historical volatilities of several peer public companies over a period equivalent to the expected term of the awards. We estimate the expected term based on the simplified method for employee unit options considered to be options, as our historical unit option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as we have not paid and do not anticipate paying dividends on our common unit. This amount is recognized on a straight-line basis over their respective vesting periods, which is typically four years. We record compensation expense for non-employee unit options based on the estimated fair value of the options as of the earlier of (1) the date at which a commitment for performance by the non-employee to earn the unit option is reached or (2) the date at which the nonemployee’s performance is complete, using the Black-Scholes-Merton option pricing model. Equity-based compensation cost for restricted unit awards is measured based on the fair market value of our common unit at the date of grant. If we have the option and intent to settle a restricted unit award in cash, the award is classified as a liability and revalued at each balance sheet date.

During the period covered by the financial statements included in this prospectus, we were a privately held company with no active public market for our common units. We have historically granted unit options at exercise prices equal to the fair value as determined by our board of directors on the date of grant. In the absence of a public trading market, our board, with input from management, exercises significant judgment and consider numerous objective and subjective factors to determine the fair value of the Company’s common unit as of the date of each unit option grant. These judgments and estimates include assumptions regarding relevant precedent transactions involving our capital unit; the liquidation preferences, rights, preferences, and privileges of our preferred units relative to the common unit; our actual operating and financial performance; current business conditions and projections; our stage of development; the likelihood and timing of achieving a liquidity event for the units of common unit underlying the unit options, such as an initial public offering, given prevailing market conditions; any adjustment necessary to recognize a lack of marketability of the common unit underlying the granted options; recent secondary unit sales and tender offers; the market performance of comparable publicly traded companies; and U.S. and global capital market conditions.

In addition, our board considers the independent valuations completed by a third-party valuation consultant. The valuations of our common units are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. There are significant judgments and estimates inherent in these valuations. Based upon the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of unit options and restricted unit awards outstanding as of the consummation of the IPO was $131.2 million, of which $11.0 million related to vested units and $120.2 million related to unvested units.

For additional information regarding equity-based compensation and the assumptions used for determining the fair value of unit awards see Note 14 to our financial statements included in this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may take advantage of these exemptions until we are no longer an “emerging growth company.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Recent Accounting Pronouncements

Information regarding recent accounting developments and their effects to us can be found in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

LETTER FROM PADDY SPENCE, OUR CHAIR AND CHIEF EXECUTIVE OFFICER

Almost twenty years ago, my wife Jerra and I made a life changing discovery. We believed we were eating healthy, both of us had been part of the natural and organic food industry for years, and we subscribed to the notion that natural and organic foods and beverages were by definition “healthier” in all respects.

In 2001 this thinking was shattered. Jerra suggested I keep a “food journal” for a week, documenting everything I ate and drank. To my horror and surprise, it turned out I was consuming 250 grams of sugar per day, all from natural and organic foods and beverages. I realized that products I thought were “healthy” were actually full of sugar—items such as protein smoothies, juice-based spritzers, and fruit-flavored yogurt—and were contributing 1,000 calories per day to my diet, just from sugar!

Jerra and I knew we had to make a change, and we began eliminating sugar from our diet and using stevia, a zero calorie, plant-based sweetener. That discovery changed our lives. We felt better every day, and experienced fewer of the spikes and crashes associated with a sugar-laden diet. Today, we still use a “sugar budget” to manage our sugar intake at home. Our “sugar budget,” which targets a total grams of sugar per day, leads us to make intentional, active choices about where we get our sugar. It has become a learning tool for our children as well. They are educated and empowered to make sensible trade-offs, and better understand how to manage their own sugar consumption.

The health impacts from over-consumption of sugar are global, and well-documented. Consumers around the world are eating and drinking significantly more sugar than health professionals would recommend, and the result is diminished public health, with lower quality of life, and shorter life expectancy.

Sugar is only one of the reasons that more and more consumers are avoiding traditional soda, energy drinks and other beverages. Many of these products contain artificial flavors, preservatives, colors and sweeteners. In addition, many beverages are packaged in single use plastic containers, and ultimately end up in our rivers and oceans, or littering our neighborhoods.

Our solution at Zevia has been to address this challenge head-on, by creating great tasting, zero sugar, zero calorie, naturally sweetened beverages, made with a handful of simple, plant-based ingredients, and delivered exclusively in sustainable packaging. Zevia exists to enhance global public health by helping consumers reduce their sugar intake with better-for-you beverages that are delicious, with all of the enjoyment, bubbles and sweetness, and no unhealthy ingredients.

But we know that isn’t enough, because for many consumers across the United States and Canada, there are additional barriers to a healthier lifestyle, including affordability and access. So at Zevia, we are proud that we offer beverages that are accessible to consumers across a broad range of income levels. And just as importantly, we work closely with dietitians and health professionals in communities across America to provide educational materials and samples for their patients.

As passionate as I am about global health, I am equally passionate about the growing Zevia team. At Zevia, every full-time team member has an equity interest in the company, receives robust pay and benefits, and is a key stakeholder in our mission. I am proud to share that Zevia was recognized by the career website Comparably as a “best place to work” across 8 different categories in 2020, including “Happiest Employees,” “Best Leadership Teams,” “Best CEOs for Women,” and “Best CEOs for Diversity,” and as a “best place to work” across 3 different categories in 2021, including “Best Company Outlook” and “Best Operations Team,” based on employee survey data.

There is no doubt that changing global public health is a huge goal, and it will take time to achieve. But Zevia’s philosophy of being “1% better every day” is what drives us to remain on this path. I learned personally in our family’s sugar reduction journey that small changes can have a significant impact over time. At Zevia, we are continuously examining how we can do better, work more efficiently, make more affordable beverages, and enhance our positive impact on the communities in which we operate, and the consumers we serve.

We are passionate about what we believe and we are also passionate that our brand, our products, and our category, at their core, are about enjoyment, sweetness and fun. Having fun, while doing good, is a key focus of our team, and something which the entire Zevia family is fully committed to.

I invite you to open and enjoy a can of Zevia, and to join us on this important journey as a stakeholder of Zevia. To join us in our mission to change global public health through helping consumers reduce their sugar intake, and to do so with affordable great tasting products that are fun to drink, delivered in sustainable packaging, and benefit the communities in which they are sold.

Paddy Spence

Chair and Chief Executive Officer

BUSINESS

Company Overview

Zevia is a high-growth beverage company that is disrupting the liquid refreshment beverage industry through delicious and refreshing, zero calorie, zero sugar, naturally sweetened beverages that are all Non-GMO Project Verified. We are a pioneering beverage brand, offering a platform of products that include a broad variety of flavors across Soda, Energy Drinks, Organic Tea, Mixers, Kidz drinks, and Sparkling Water. All of our beverages are made with only a handful of plant-based ingredients that most consumers can easily pronounce. Our products are distributed across the U.S. and Canada through a diverse network of major retailers in the food, drug, mass, natural and ecommerce channels. We believe that consumers increasingly select beverage products based on taste, ingredients and fit with today’s consumer preferences, which has benefited the Zevia brand and resulted in over one billion cans of Zevia sold to date.

We are guided by our mission to support the health of individuals and the communities we serve by creating zero calorie, naturally sweetened beverages. This purpose sets the foundation for our existence, as we strive to make the world a better place. Our focus on environmental, social and corporate governance, or ESG, impact is core to how we do business, and we believe makes us a more successful company. These ideals are embodied through our “Certified B Corporation” status, and we are acutely focused on:

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Improving Public Health: The U.S. Centers for Disease Control and Prevention warns that Americans are consuming too much added sugars in their diets, which can lead to health problems. One of the leading sources of added sugars in the U.S. diet is sugar-sweetened beverages. Zevia products help consumers reduce their sugar intake and avoid artificial ingredients by offering a refreshing and enjoyable zero sugar, naturally sweetened alternative to high-sugar and artificially sweetened competitors. We estimate that by choosing Zevia, our consumers have eliminated almost 40,000 metric tons of sugar from their diets since 2011.

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Providing Access: We are committed to supporting underserved communities by partnering with health professionals such as dietitians and nutrition educators to provide health-focused educational materials, webinars and product samples that educate patients and address the effects of sugary beverage consumption. Our products are priced at an average retail cost per ounce of $0.07, representing the 37th percentile within all liquid refreshment beverages, which include all non-alcoholic ready-to-drink beverages, excluding dairy and non-dairy protein, and are therefore affordable for a broad range of income brackets, making Zevia an economically attractive option for a wide range of consumers.

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Delivering Sustainability: We actively seek to minimize our environmental impact and continuously re-evaluate our packaging formats and processes to limit environmental waste. We have never sold a single plastic bottle, which we estimate has eliminated 15,000 metric tons of plastic bottles from the supply chain by selling only aluminum packaging since 2011. In addition, one of our main ingredients, stevia, requires less agricultural water resources than sugar, furthering our sustainability mission.

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Creating An Inclusive Company Culture: Our social impact mission extends beyond the can and is embedded in the way we treat our people—all full-time Zevia employees have an equity interest in the Company, are paid a fair wage and receive robust benefits.

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Driving Positive Social Change: We are a Delaware public benefit corporation and have been designated as a “Certified B Corporation” by B Lab, an independent non-profit organization, in recognition that we balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Our platform of tasty beverages combined with our global mission and core set of values has been validated by our resonance with consumers and our growth in sales.

Since our founding in 2007, we have grown from three flavors of soda to a platform brand with six product lines and approximately 37 flavor variations. Although we compete in the cola segment, it represented only 24% of our total sales in 2020. In addition to Cola, our soda flavors include Cream Soda, Ginger Ale, Grape, Lemon Lime Twist and others, many of which are #1 or #2 leaders in their respective flavor segment among other zero calorie sodas in the twelve weeks ending June 13, 2021 according to SPINS, and we see clear opportunities for our flavors with smaller market shares. Every Zevia line offers multiple exciting options, including Mango / Ginger Energy, Organic Peach Black Tea, Ginger Beer, Fruit Punch Kidz and Cucumber Lemon Sparking Water. Each of our product lines has been carefully crafted for consumer enjoyment, ensuring that flavor is not sacrificed in the process of eliminating unhealthy sugar and artificial ingredients including coloring, preservatives and flavors. In addition, continuous improvement is a Zevia core value, and as such we strategically reformulate our products to further enhance taste and simplify ingredients.

Our single brand, with a common set of ingredients that adhere to the same philosophy of creating zero calorie, zero sugar and naturally sweetened beverages, is a clear point of differentiation. This consistency across the portfolio provides multiple points of entry for consumers into the Zevia brand. With a broad variety of flavors across each category, we believe there is a Zevia beverage for every family member, time of day and usage occasion. Our plant-based ingredients are suitable for a broad range of lifestyles and dietary regimens, including vegan, gluten-free, Kosher, low sodium, and zero sugar, giving consumers broader choices to support their needs.

We benefit from sustained shifts across the liquid refreshment beverage market. Consumers are becoming more health conscious and focused on reducing sugar in their diets and are increasingly averse to added sugars versus naturally-occurring sugars. Many consumers are also more conscious of making choices with sustainability in mind, including plastic waste reduction. We believe that these shifts represent a significant change in consumer habits around the world. As a great-tasting, clean label beverage supporting a positive environmental and social impact, Zevia is positioned to appeal to a broad range of consumer needs in our current markets and beyond.

Consumers can purchase our products in both brick and mortar and ecommerce channels. Zevia was initially distributed in the U.S. natural products retail channel, where we still maintain the leading position. Fueled by a loyal and growing consumer base, we expanded our presence online and into conventional food, drug and mass retailers. In 2020, Zevia was the highest selling carbonated soft drink brand on Amazon according to Stackline, which we believe is representative of an online product discovery and education-oriented purchasing process that is gaining traction among shoppers.

Zevia is a true omnichannel brand. Our strong ecommerce position has created a platform for discovery, trial and repurchase and represented 13% of our sales in 2020. In 2020, we were distributed in more than 20,000 retail locations in the U.S. according to SPINS. We estimate that we had approximately 88% market share among zero calorie naturally sweetened soft drinks in 2020. With significant room to grow within the broader soft drink category, we estimate that we held an 18% market share in the Natural Enhanced channel and a 0.4% market share in conventional retail channels in 2020 according to SPINS. We believe that merchandising Zevia results in material benefits to our retail stores, driving incremental category spending.

Our business is supported by a flexible and efficient supply chain that currently has the capacity to support our continued growth. Zevia beverages are produced and distributed through a network of third-party contract manufacturers and distribution centers. We have strong, long-standing relationships across our supply chain, creating an expansive supply network with large capacity for continued growth.

We have experienced significant sales growth over the past ten years, increasing our net sales from $7 million in 2010 to $110 million in 2020, representing a 32% compound annual growth rate. According to SPINS, our retail sales growth has outpaced the zero calorie soda category in the food, drug and mass channel for the 52 weeks ended May 16, 2021. We have been able to drive net sales growth through a purposeful combination of distribution gains and velocity improvements, measured by retail sales per total distribution points. In 2020, we sold almost 240 million cans, our net sales grew to $110.0 million, a 29% increase from $85.6 million in 2019, our gross profit grew to $49.6 million, a 34% increase from $36.9 million in 2019, and our gross margin expanded to 45%, a 200 basis point increase from 43% in 2019. We intend to continue to invest in innovation, new product development, supply chain capabilities and marketing initiatives, as we believe the demand for our products will continue to increase globally across both brick and mortar and ecommerce channels. We believe that our asset light model drives an attractive financial profile with strong gross margins and modest capital expenditures.

Annual Net Sales

Retail Sales ($mm)	# of Stores Selling Zevia	Retail Sales per Store per Year

Source: SPINS for 52 Weeks Ended December 27, 2020

Industry Overview

We believe there is a sustained shift in consumer demand for better-for-you products that is transforming the $771 billion global liquid refreshment beverages market. This market, which is expected to grow at a 1.4% compound annual growth rate from 2019 to 2025 according to Euromonitor, is comprised of a broad set of categories that includes both current and potential Zevia offerings: soft drinks, energy drinks, ready-to-drink teas and coffees, mixers, kids beverages, sparkling water, isotonics and juice. Our categories have tremendous reach, creating significant runway to extend the Zevia brand.

The global beverages industry is comprised primarily of legacy, multinational category leaders. Consumer mega-trends, including growing concerns about the negative health impacts of sugar, consumers’ perception of artificial ingredients and the proliferation of plant-based alternatives, have allowed for emerging brands with reduced sugar products and natural product formulations to disrupt the status quo and capture market share from incumbent category leaders. Conventional carbonated soda per-capita consumption has declined from approximately 45.5 gallons in 2010 to approximately 38.6 gallons in 2019 according to Statista and Beverage Digest, while the Zevia brand has scaled from $7 million to $86 million in net sales over the same period.

Consumer Mega-Trends Driving Category Growth

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Health and Wellness—health and wellness has become a significant focus in our everyday lives, especially for the growing Millennial and Gen-Z demographics. According to Euromonitor, the global health and wellness beverage category generated $301 billion in retail sales in 2020 and grew at a 2.0% CAGR from 2018 to 2020, and is expected to grow at a CAGR of 2.8% from 2019 to 2025.

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Plant-Based Alternatives—the proliferation of plant-based alternatives has accelerated in conjunction with consumer concern with sugar content in their diets. U.S. adults have become more concerned with the level of sugar in their diets, and are particularly concerned with sugar content in their sodas and carbonated beverages.

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Sustainability and Transparency—sustainability and transparency are influencing consumers’ purchase decisions, which we believe makes them more inclined to choose brands with post-consumable or recyclable packaging and ethical supply chain practices.

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Omnichannel—consumers are changing the way they shop, and the brand discovery and selection process has migrated from retail locations to online. For omnichannel brands, ecommerce is both a transaction and a discovery opportunity, and this trend has benefited from a meaningful acceleration over a multi-year period.

We believe that consumers are seeking out brands they can trust and that align with their values, and that they are becoming increasingly aware of the harmful effects of sugar. At Zevia, it is part of our mission to both educate consumers and offer a solution. Non-diet soft drinks make up almost half of total added sugars for American consumers according to the American Journal of Clinical Nutrition, with most 12-ounce cans of sugar-laden soda containing 35 to 45 grams of sugar. Consuming sugary drinks regularly can increase the risk of type 2 diabetes, heart disease and other chronic diseases. Our products enable consumers to cut their added sugar intake in half without sacrificing flavor. Given the extensive availability of scientific and health data, consumers are becoming more aware of the benefits of maintaining a healthy lifestyle and a clean environment. Today’s consumers expect more than just a refreshing moment from the beverage brands they purchase, which presents an opportunity for better-for-you and socially responsible brands to gain share and redefine the future of the beverage industry. We believe Zevia is poised to benefit from these shifts in shopper patterns and the evolving landscape going forward.

Beverages in the U.S. containing zero calorie, plant-based sweeteners have grown from approximately $90.8 million in 2018 to $150.6 million in 2020, representing a 65.9% increase, compared to the broader U.S. liquid refreshment beverage industry which has grown from $69.8 billion in 2018 to $78.9 billion in 2020, representing a 12.9% increase, according to SPINS. These beverages can help address global health concerns, such as heart disease, cancer and diabetes, as well as reduce environmental impacts like plastic pollution. We believe consumer awareness of the negative health and environmental impacts of traditional, sugar-laden beverages is changing and accelerating the trajectory of our industry. In addition to shifting consumer preferences, regulatory changes are driving growth as well with governments in more than 50 jurisdictions imposing various taxes on sugary beverages.

Our Strengths

A Powerful Brand Platform Built Upon a Core Set of Values

Our brand platform is built around our mission to provide great-tasting and refreshing beverages that support healthier lifestyles, delivered in sustainable packaging. Our brand was created as a solution to the harmful effects of sugar, and the testament to that vision is the over one billion cans we have sold to date.

We market Zevia under one unified brand across multiple beverage categories, including Soda, Energy Drinks, Ready-To-Drink Teas, Mixers, Kidz drinks and Sparkling Water. We believe our brand has extensive consumer reach potential, as we deliver beverage offerings with a diversity of flavors and categories that appeal to every family member, time of day, and usage occasion. This is evidenced by our #1 brand ranking within carbonated soft drink brands in the Natural Enhanced channel according to SPINS, and as the #1 selling carbonated soft drink brand on Amazon in 2020 based on dollar sales according to Stackline.

We have established an authentic, trusted brand that supports the health of individuals. The Zevia brand promise is to offer delicious beverages that are better for you and better for the environment. We take pride in our ability to educate our consumers and our communities about the harmful effects of sugar, and the value of reducing plastic waste by using only aluminum cans as beverage containers.

Zero Sugar, Naturally Sweetened Products that Address Consumer Concerns

We believe we are well positioned within the $771 billion global liquid refreshment beverages market to capitalize on growing consumer demands for zero sugar, naturally sweetened, sustainable products that address global concerns such as heart disease, diabetes, obesity and plastic pollution. We believe our brand competes with any and every liquid refreshment beverage offering as our consumers choose Zevia beverage not only for the great taste, but also because of consumers’ positive perception of our health and sustainability attributes.

The broader beverage industry is dominated by brands closely aligned with sugar and artificial ingredients, and many of whose ingredients are difficult to pronounce. As such, large brands collectively lost billions in market share in 2020, while emerging brands like Zevia are building deeper, values-based relationships with consumers, and delivering more innovative products that support healthy lifestyles.

Given Zevia’s tremendous brand promise and focus on global consumer needs, we remain excited about our ability to effectively enter new categories, channels and geographies as we grow, and continue to take share. Zevia has outpaced the broader Zero Calorie Soda category; according to SPINS, Zevia has experienced 25% and 14% retail sales growth in the last 52 and 12 weeks ended May 16, 2021, respectively, while the category has experienced 9% and 3% during the same periods.

Passionate and Loyal Consumer Base

Our brand has grown significantly over the past decade, which has been largely tied to our dedicated consumer base. We believe that our products provide a great tasting, better-for-you solution for every family member, usage occasion and time of day, as evidenced by the repurchase and loyalty rates of Zevia shoppers. We measure loyalty, or “share of stomach,” based on how much brand purchasers spend on that brand, as a percentage of their total category spending. Among leading beverage brands, Zevia’s “share of stomach” was equal to or greater than category-leading, multi-billion dollar zero calorie brands for the 52 weeks ended April 25, 2021. Additionally, we believe our repurchase rate compares favorably relative to those same category leading brands.

We believe our consumers are our best advocates and their loyalty is rooted in their alignment with our messaging and mission. Our passionate consumer base over-indexes to Millennials, whom we believe will continue to favor our better-for-you, more sustainable liquid refreshment beverages as they age. Our consumer base also includes families and health-conscious consumers, whom we believe increasingly seek better-for-you options and are driven less by discounts. In addition, we believe the majority of Zevia consumers come from other traditional and low-calorie soda brands, a meaningful share of consumers purchase Zevia as an incremental beverage and a handful of consumers migrate from energy drinks, juice and waters. We believe that consumers care about their diets and their planet, and are willing to pay a premium for those attributes. Zevia drinkers have historically increased their brand spending over time, and tend to spend more on average than traditional shoppers within the soft drink, energy and ready-to-drink tea categories. According to Numerator, for the 52 weeks ended February 28, 2021, Zevia consumers increased their spending nearly three-fold as they were exposed to more flavors, and two to three times more as they tried additional product categories.

Strong Relationships with Retailers Across Channels

We have grown and maintained strong relationships across our retailer network as Zevia products generate incremental consumer spending in the categories in which we compete. We offer our products at a premium yet accessible price point, which appeals to consumers given our taste and health attributes, and we believe also offers retailers materially higher gross margins from Zevia than from the broader category according to retailer feedback. Notwithstanding these higher retailer margins, Zevia products have an average retail cost per ounce of $0.07, representing the 37th percentile within liquid refreshment beverages according to Stackline. We help deliver meaningful growth to retailers by providing them with terms and timelines that are best for our brand and relationships.

Our customer network is comprised of the leading food retailers across the U.S. and Canada, as well as the largest online marketplace in North America, Amazon, where we were the #1 selling carbonated soft drink brand in 2020 based on dollar sales according to Stackline. We have experienced 29% sales growth in 2020 across all our channels, and 25.6% growth in brick and mortar. Over the same time period, we have grown both dollar and unit sales, and believe that our higher loyalty rates and positioning within the beverage space have resulted in limited purchasing on promotion. Our performance across the past decade has led retailers to reward Zevia with increased shelf space and distribution points for our portfolio of products.

Our omnichannel presence, including our leadership in the natural products retail channel and on Amazon, increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and further our growth across all channels.

Asset-Light Business Model

We use third-party contract-manufacturing and logistics providers, which offers us financial flexibility, scalability, and allows us to more closely focus on executing our strategic initiatives across sales, marketing, innovation, and ESG.

Our asset-light business model is designed to leverage reduced costs and overhead, with capital expenditures of less than 1% of net sales in each of the last two years. Our model supports our strategic initiatives and financial flexibility.

We work closely with our external supply chain to maximize forward-looking capacity and take a thoughtful approach to how we can leverage our existing relationships with our innovation efforts. Over time, we expect to further benefit from economies of scale, resulting in increased gross margin and expanding cash flow generation, providing significant financial flexibility to continue to reinvest in our business as we scale.

Mission-Driven Leadership and Generous Company Culture

Our passion to democratize healthier lifestyles is driven by our high-energy, entrepreneurial, and mission-driven management team, comprised of executives with an average track record of more than 20 years of success in growing better-for-you brands. Led by our Chair and CEO, Paddy Spence, our management team is obsessively focused on creating real social impact through combatting the harmful effects of sugar and artificial ingredients, as well as the environmental challenges posed by the proliferation of single-use plastic packaging.

The sentiment of our leadership permeates throughout our organization as we have attracted highly engaged employees and built an inclusive company culture to be proud of: every full-time Zevia employee has an equity interest in the company, our fair wages ensure proper compensation, and our robust benefits allow people to feel secure in their work environment. We have been awarded the following Comparably awards in recognition of our mission-driven culture: 2020 Best CEOs for Diversity, 2020 Best CEOs for Women, 2020 Best Company Leadership, 2020 Best Company Professional Development, 2020 Best Company Happiness, 2020 Best Company Perks & Benefits, 2020 Best Company Compensation, 2020 Best Company Work-Life Balance, 2020 Best CEO, 2021 Best Operations Teams, 2021 Best Places to Work in Los Angeles and 2021 Best Company Outlook.

The result of these policies and philosophies is that we have been designated as a “Certified B Corporation.” The entire Zevia family thrives off of doing well while doing right, maximizing consumer enjoyment while having a ton of fun along the way!

Our Growth Strategies

We believe that our commitment to delicious, better-for-you beverages and making the world a better place positions us for long-term success in a massive global industry.

Leverage Our Platform and Mission to Increase Velocity and Expand Our Consumer Base

Developing relationships with a broad consumer base is key to our future success. Amongst our consumers, we have a loyalty rate, or “share of stomach,” of 45.7% for the 52 weeks ended April 25, 2021 according to SPINS, on par with that of the category brand leader in zero calorie soda. We believe that our great tasting product offerings, which provide solutions for multiple day parts, usage occasions and family members, contribute to this high loyalty rate. We have been able to retain this loyal consumer base with our unrelenting focus on core beliefs, the quality of our products and the lifestyles they speak to.

We are undertaking a number of initiatives to increase product trial and enhance brand messaging, which include increased investments in digital marketing, constant innovation, and expanding distribution. According to Numerator, our household penetration of 3.7% during the 52 weeks ended May 2, 2021 is extremely low when compared to 40% to 67% penetration of full calorie category brand leaders, and we see a meaningful opportunity to grow by increasing our trial alone. We anticipate that as we continue to scale and enter new categories and channels, more people will become aware of our brand and mission. As our brand trial grows, we expect to convert those consumers into repeat Zevia purchasers and to bring health-conscious consumers back to the fun and enjoyment of carbonated soft drinks.

Invest in Our Ongoing Innovation Efforts

We are a mission-driven brand dedicated to addressing consumer needs by providing the best-tasting, highest-quality beverages to people. We have experienced consistent growth from our existing portfolio, and we foresee multiple opportunities to pursue meaningful innovation across categories, usage occasions, and day parts.

We are extremely selective about the categories in which we choose to develop new products. At the heart of our innovation strategy is our consumer – we have an unrelenting focus on ensuring we offer people the best tasting zero calorie, naturally sweetened beverages. We pioneered our first non-soda innovation in 2016, and have now expanded our innovation categories to include Energy (2016), Mixers (2017), Organic Tea (2018), Kidz drinks (2020) and Sparkling Water (2016). These innovation categories comprised 14% of our net sales in 2020.

In addition to entering new categories, our innovation team is constantly assessing different ways to develop great tasting beverage products that enhance our brand. We plan to continue to grow our current portfolio through line extensions and additional flavors, as well as enhancing our ingredients and sustainable packaging formats to drive incremental purchases. Continually innovating our ingredients to find the optimal taste and redesigning our packaging to enhance sustainability and margin is a key driver of our future growth. In addition to introducing line extensions within our existing categories, we have a robust pipeline of new category innovations to thoughtfully and strategically roll out over time in order to capture as much share of stomach as we can.

Realize Margin Expansion Through Increased Scale and Cost Efficiencies

We believe we are at an inflection point in our company’s trajectory where we anticipate expanding gross margin relative to our historical performance, resulting in enhanced profitability going forward as we are benefitting from our growth and realizing economies of scale. While we have experienced net losses, including net losses of $6.1 million in 2020, in the three months ended March 31, 2021, we achieved net income and anticipate enhancing our profitability in the coming years.

We recognize multiple areas within our business model that will benefit our profitability as we continue to scale. Our long-term gross margin target is greater than 50% as we enhance our relationships with suppliers and grow revenues faster than our production costs. This is expected to be achieved through our asset light model, requiring low capital expenditures, which results in higher free cash flow generation, lower profit volatility, and greater financial flexibility. For these reasons, we believe our business is well positioned to achieve profitability, while continuing to support growth initiatives.

Continue to Expand Distribution Within Existing Channels

We believe we have created a meaningful flywheel for consumer acquisition in which shoppers are able to discover and learn about our brand online and subsequently purchase both online and offline. The online engagement with consumers serves as both a trial generator and a transaction opportunity, where we can leverage our bestselling variety packs to promote trial and consumer engagement. In 2020, we were the #1 selling brand in the soft drink category on Amazon based on dollar sales according to Stackline. We leverage our online presence to also create discovery opportunities for consumers to purchase across additional channels – according to Numerator, 53% of Zevia shoppers on Amazon also bought Zevia beverages in brick and mortar locations in 2020.

We have strong, long-standing relationships with food, drug, mass and natural retailers with whom we can grow distribution and sales through increased store penetration and shelf space. Our total distribution points of 512 for 2020 is still significantly lower than that of category brand leaders according to SPINS, yet we are still growing at key retailers, including one with whom we have been doing business with for over 13 years. We believe that our brick and mortar retailers value Zevia’s continued sales growth and margin profile, attracting relationships with additional major retailers.

We had year-over-year sales growth of 29% for 2020, and we believe we generate high margin for retailers. Due to this combination, retailers continue to reward us with new doors and greater shelf space. We continue to have significant opportunity with our existing retailers. To date we sell approximately six of our products at Walmart stores and approximately eight of our products at most Target stores. Our goal is to stock every product, in every door of every retailer that we currently serve so that we can mutually benefit from the sales and profitability of Zevia products that consumers enjoy and love.

We will continue to add other ecommerce sites and direct to consumer offerings to satisfy the significant demand our consumers have through the ecommerce channel. We will enhance our potential growth as we continue to expand into other categories within beverage, making us an even more attractive brand for retailers.

Capitalize on Significant Distribution Opportunities

We believe we will leverage our history of success across existing channels and apply it to building a presence in new ones.

Beyond our existing channels, we believe there is significant opportunity for our products in the drug, warehouse club, convenience, and foodservice channels, which accounted for more than 50% of carbonated soft drink sales in the U.S. and represent a sales potential of approximately $60 billion according to SPINS for the 52 weeks ended June 14, 2020.

We believe our products’ accessible price point, the broad demographic segments to which we appeal, and the core values of the Zevia brand provide the opportunity to become a leader in each of the retail channels in which beverages are distributed. Entering new channels will not only provide volume growth for our brand but will also enhance our omnichannel strategy and raise awareness of our brand among new potential enthusiasts.

Address Global Consumer Needs

The issues caused by sugar and artificial ingredients intake as well as by plastic packaging polluting the environment are global; therefore, we feel it is incumbent upon us to expand our presence across geographies to shoppers around the world that consume carbonated beverages in order to achieve our mission. While only available in the U.S. and Canada, we have the ability to expand into new markets through retail relationships or our own direct-to-consumer platform. Governments in more than 50 jurisdictions around the world have imposed a tax on sugary beverages, which is indicative of the global focus to shift away from conventional unhealthy foods and beverages towards innovative and great tasting solutions with better-for-you ingredients such as Zevia.

We plan to prioritize regions where we believe the most attractive opportunities are available to us based on consumer trends and market size. We are particularly focused on regions such as Western Europe, Latin America, and Asia where there have been significant sugar tax implications, as well as further legislation to combat sugar consumption.

Our Products

Since our founding in 2007, we have built a true platform brand with six product lines and 37 flavor variations. Each product line is carefully crafted for consumer enjoyment and all of our products are made with a common set of plant-based ingredients, adhering to the same zero calorie, zero sugar and naturally sweetened principles.

Soda. Soda, our flagship product released in 2008, is the better-for-you alternative to conventional sodas and diet sodas with no artificial ingredients. Our Soda is available in 15 different flavors. Our Soda sales constituted approximately 86% of our net sales in 2020.

Energy. Energy drinks are zero sugar energy drinks that contain 120 mg of organic caffeine. We offer Energy in four flavors: Grapefruit, Kola, Mango Ginger and Raspberry Lime. We released our Energy drinks in 2016.

Mixers. Mixers are our non-alcoholic mixers that are meant to complement any cocktail or mocktail or can be enjoyed straight out of the can. We offer Mixers in three flavors: Ginger Beer, Tonic and Lemon Lime with Bitters. We released our Mixers in 2017.

Organic Tea. Our Organic Tea is a pioneer in the zero calorie, naturally sweetened ready-to-drink tea segment, and was released in 2018. Zevia Organic Tea is USDA Organic and brewed with Fair Trade Certified Tea. We offer Organic Tea in a variety of eight flavors, including two caffeine-free options.

Kidz. Kidz is our product line for kids, packaged in smaller cans for smaller hands, and the right size for lunch boxes and afternoon snacks. Our Kidz drinks are available in six kid-friendly flavors and were released in 2020.

Sparkling Water. Sparkling Waters are lightly flavored sparkling water. We offer Sparkling Water in two flavors: Blackberry and Cucumber Lemon. We released our Sparkling Waters in 2016.

Innovation

Innovation is an integral part of what we do. We constantly look for ways to improve product taste, expand our offerings across categories and usage occasions, improve the sustainability of our packaging formats and simplify our plant-based ingredients.

Our product development team collaborates across our organization and supplier base to identify areas to improve our existing offerings and create new offerings. Our development team coordinates the creation, testing, launch and improvement of our products in collaboration with our suppliers. We employ in-house food scientists to help create the next iterations of our products.

We have refined the formulas of our products to ensure they meet our shoppers’ evolving taste profile, and have launched line and flavor extensions within existing categories to further fulfill consumer needs. Our robust pipeline of new category innovations allows us to thoughtfully and strategically enter new segments within the beverage space and maximize share of stomach by offering flavors and beverages for every family member.

Our team is also working to improve our ingredients and packaging. Our main ingredient, after carbonated water, is stevia sweetener, which is extracted from the leaves of the stevia rebaudiana plant, the leaves of which contain many different naturally-occurring sweet compounds called steviol glycosides (“SG”). Each specific SG has a unique taste perception property, and is present in the leaf at widely differing percentages, driving cost differences between high-content SGs and low-content SGs. We have continually refined our stevia blend to maintain leadership in our sweetener system and currently use a specific stevia extract product that contains a particular blend of SGs that was found to perform the best across our beverage platform, providing more rounded sweetness with minimal aftertaste commonly associated with prior stevia sweeteners. In addition, we continuously evaluate and research alternate ingredients, including plant-based sweeteners other than stevia extract, that may meet or exceed our sensory and cost standards. We also assess how we can reduce our carbon footprint and plastic waste through our packaging. We believe that by consistently offering great tasting products that are all zero calorie and naturally sweetened, with sustainable packaging under one brand, we will attract consumers to our new flavors and categories.

Our Customers

Our products are purchased in both brick and mortar and ecommerce channels. Our products were initially distributed in the U.S. Natural Enhanced channel and we have since expanded our presence through national retailers such as Albertsons and Kroger. Sales from our brick and mortar channel constituted approximately 87% of our net sales in 2020. We have also created a leading presence in the ecommerce channel through online businesses such as Amazon.com and Zevia.com. The ecommerce channel represented approximately 13% of our net sales in 2020.

Our customers include brick and mortar and online retailers and wholesale grocery distributors, such as United Natural Foods, Inc. and KeHE Distributors, which distribute to retailers such as Whole Foods Market and Sprouts. For 2020, our largest customers, United Natural Foods, Inc., KeHE Distributors, Kroger and Amazon, each represented 20%, 16%, 12% and 12% of our net sales, respectively. No other customer represented more than 10% of our net sales in 2020.

Sales and Marketing and Consumer Outreach

Our marketing strategy is to target consumers as close to the point of purchase as possible, as we believe that many purchasing decisions are made in-store during the shopping experience. As such, we seek to deploy funding to enhance our presence at shelf, including shelf tags, product displays and other means to build consumer awareness. We also deploy marketing funds in-store, through advertising and couponing vehicles, and around the store via geotargeted digital advertising and offers. In addition, we seek to raise awareness of the Zevia brand through advertising programs targeted to key lifestyle segments such as families, fitness communities, and consumers following special diets, whether elective or medically directed.

Prior to the COVID-19 pandemic, Zevia conducted significant sampling activities, with the goal of driving increased consumer awareness and product trial. We paused these activities due to health concerns associated with COVID-19, but anticipate re-engaging in product sampling, both in-store and at sampling events outside of the store, when these opportunities return.

From a messaging perspective, we aim to create authentic content that focuses on Zevia’s taste experience—flavor, sweetness, bubbles and enjoyment—without the guilt that comes from drinking sugary or artificially sweetened beverages. We believe that combining our focus on taste with the positive ESG benefits of our brand—zero sugar, zero plastic, and products that are affordable to consumers across a broad range of income brackets—creates a compelling proposition that will drive both initial product trial and ongoing brand loyalty.

Sales

As of December 31, 2020, our sales team is comprised of 27 people. The team works in close coordination with a national network of broker and distributor sales teams that gives us access to accounts across the U.S.

Marketing and Social Media

We are undertaking a number of initiatives to increase trial and enhance brand messaging through awareness-building tactics, which include an improved approach to digital-first marketing, innovation, and expanding distribution. Our omnichannel approach engages with consumers over multiple touchpoints throughout their product discovery journey, stimulating trial, and leverages our brand awareness to grow cross-portfolio velocities and market share.

We maintain a website at www.zevia.com, which serves as the most comprehensive source of information regarding our products. Our website is used as a platform to introduce our entire brand portfolio, promote and sell our products, provide news, share recipes, highlight nutritional facts and provide general information on where to purchase our products.

We also use social media platforms such as Facebook, Instagram and Twitter for online collaboration to support our brand awareness strategy. These platforms allow us to directly engage with our consumers and publish content related to our products, activities and company and to better connect with potential and existing consumers.

Our Supply Chain

Ingredients and Ingredient Suppliers

The principal ingredients of our beverages, aside from carbonated water, are stevia sweetener, flavor and citric acid. Our stevia extract is sourced through a multi-year supply agreement with a large multi-national ingredient company with international agriculture operations and substantial research and development capabilities. We obtain the stevia extract under the supply agreement on a purchase order basis. Although we do not view our stevia blend as a commodity ingredient, we believe that we can, within a reasonable period of time, make satisfactory alternative arrangements in the event of an interruption of supply from our supplier. Our product development team provides ongoing sensory and cost evaluation of competing stevia extract products as well as other plant-based sweeteners as a means of planning alternate sources of supply that meet or exceed our sensory expectations.

Flavors are developed in collaboration with our product development team and our three flavor ingredient suppliers. These suppliers produce and supply the unique flavor ingredients to our contract manufacturers. We do not have long-term supply agreements with these ingredient suppliers. For flavors and for our other ingredients, we believe that we can, within a reasonable period of time, make satisfactory alternative arrangements in the event of a supply interruption.

Our ingredients must comply with our rigorous ingredient standards, which require ingredients to meet various standards relating to vegan, gluten-free, non-genetically modified, Generally Recognized As Safe (GRAS), FEMA GRAS, and Kosher. In addition, our ingredients also comply with Whole Foods Market’s published “Unacceptable Ingredients for Food” list.

Packaging and Packaging Suppliers

We have chosen aluminum beverage cans as our primary packaging containers, which have the highest recycling rate of any beverage packaging format and a low carbon footprint in the supply chain. We source beverage cans through multiple suppliers, including a direct supply contract with a major can manufacturer, two agreements with contract manufacturers and opportunistic spot purchasing. Although the current global shortage of aluminum cans has broadly impacted the beverage industry, we have taken proactive measures, including diversifying our suppliers of aluminum cans and building finished goods and empty can inventory, which have allowed us to mitigate the risk of such shortage.

Our secondary packaging consists of paperboard cartons for multipacks, corrugate boxes and lightweight, plastic six-pack ring holders. Tertiary packaging, typically used for supply chain purposes only, include corrugate trays, shrink film to protect the master cases from breakage and contaminants, and stretch wrap around pallets to protect them from shifting in transit.

Manufacturing and Supply Planning

We have relationships with four contract manufacturers who operate our 17 manufacturing locations across the U.S. and Canada. This network allows us to mitigate supply risk in the event of a disruption at a specific facility and to disperse production geographically to reduce freight miles driven to distribute our products. Our contracts are typically in the form of multi-year master service agreements which define overall commercial and legal terms, while volume commitments, production costs and other services are typically re-evaluated annually or as-needed. The majority of such agreements are pricing and volume-based commitments rather than ‘take or pay’, however we may enter into ‘take or pay’ arrangements to improve assurance of supply for both co-pack volume and aluminum cans.

Our supply planning team uses robust internal data and a fact-based analytical decision process to plan all finished goods productions for our contract manufacturer network and plan all raw materials and packaging that we are responsible for purchasing. The team uses our cloud-based supply planning system, Smoothie, to generate both finished goods and raw material plans, and executes purchase orders via our third-party enterprise resource planning system, NetSuite. Supply plans are driven by our demand plan, which is updated both monthly and as needed, using the demand planning module of Smoothie.

Quality Control

Upon receipt of ingredients, we receive certifications from our suppliers in order to confirm that they meet our specifications. Contract manufacturers perform in-process quality checks common to the carbonated soft drink industry, throughout the manufacturing process. We provide beverage specifications for every unique formula, as well as Zevia-specific quality requirements to our manufacturers to ensure they comply with our unique needs.

Zevia personnel also conduct a secondary layer of quality control checks to identify any potential quality discrepancies not reported or identified by our contract manufacturers, and to document their ongoing performance. Our quality team places specific inventory on hold at all inventory locations if either the contract manufacturer or our quality team identifies any suspected discrepancy, to allow for immediate investigation and corrective action if necessary.

Distribution

We distribute our products from 11 full-service third-party warehouses and distribution centers across the U.S. and Canada, from which we ship most products that we sell to our customers. We also have six repack locations and two consolidators for individual customers. We generally manage the shipping of our products from our distribution centers to our customers. We periodically source freight lanes from carriers and freight brokers to help us manage costs, and seek to lock in rates for specified time periods. We are nearly complete in implementing a transportation management system to support the tendering, management and costs associated with our freight.

Competition

We believe we compete broadly with all categories of liquid refreshment beverages. The beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based on brand recognition, taste, quality, price, availability, selection and convenience, as well as factors related to corporate responsibility and sustainability. We believe we compete effectively with respect to each of these factors. Our competitors in the beverage market include category leaders such as The Coca-Cola Company, Keurig Dr. Pepper, PepsiCo, Inc., National Beverage Corp., Monster Energy, and Red Bull, as well as a range of emerging brands.

Human Capital Resources

We offer a diverse environment full of fiercely passionate and talented people. Our team members are collaborative and supportive, with an insatiable hunger to change the beverage industry. Our core values drive our people initiatives and provide our focus on respect, teamwork, continuous improvement, learning and seeking, gratitude, a positive attitude, and passion for our mission. We believe we attract and retain the best talent because we offer a challenging work environment with opportunities to make a difference in the Company’s business objectives. We work together as one team, with the single vision of making our company successful as a modern employer.

As of March 31, 2021, we had 98 full-time employees. Approximately 49% of our workforce is female and 51% is male. Our senior leadership team (vice president level and above) is 64.3% male and 35.7% female, while manager roles are approximately 49.3% male and 50.7% female. In 2020, our voluntary employee turnover rate was approximately 4.9%.

Diversity, Equity and Inclusion

As part of our mission to foster a work environment where everyone can bring their true self to work, in 2021 we created the Zevia Pillars of Culture and Social Impact: employee engagement,

diversity, equity and inclusion. We promote equity by practicing consistent, fair treatment through policies that offer access, opportunity, and career growth for all team members. Promotions, compensation and learning opportunities are impartial and just. We believe in supporting our team members in achieving their personal and professional goals.

Our Diversity, Equity and Inclusion (DEI) Taskforce offers suggestions for improvements we can make in furtherance of the Zevia Pillars of Culture and Social Impact. In partnership with our People team, the taskforce prioritizes topics related to the lifecycle of an employee’s experience at Zevia. Participation in the taskforce is a 12-month assignment wherein members report on priorities and work achieved to the overall team on a quarterly basis, to foster transparency and continual improvement.

Culture & Engagement

Our team drives the success of our brand, and as part of our DNA we have a zero-tolerance policy for any core value violations. We celebrate team member life events, offer company Z-clubs to promote team engagement, and maintain an intranet for internal communication, team praise and company news, quarterly social activities and contests.

In order to ensure that we are meeting our human capital objectives we frequently utilize employee surveys to understand the effectiveness of our people programs and where we can improve across the organization. Our latest surveys completed in fiscal 2020 had a participation rate of over 68% of employees and the survey results indicated that we excel in an array of areas, as evidenced by the following Comparably awards: 2020 Best CEOs for Diversity, 2020 Best CEOs for Women, 2020 Best Company Leadership, 2020 Best Company Professional Development, 2020 Best Company Happiness, 2020 Best Company Perks & Benefits, 2020 Best Company Compensation, 2020 Best Company Work-Life Balance 2020 Best CEO, 2021 Best Operations Team, 2021 Best Places to Work in Los Angeles and 2021 Best Company Outlook.

Talent Acquisition

As part of our DEI initiative, we develop job description language that is carefully crafted using gender-neutral pronouns and removing biased language. We source candidates through a wide field to expand diversity, offer flexible education requirements by role, and structure interviews with consistent processes to minimize bias. We conduct transparent, collaborative and panel interviews for group decisions on all hires.

Benefits and Compensation Strategies

We believe our team should be treated equitably across all levels and all functions. Access to benefits and compensation is standard for all full-time employees. Our salary equity policy offers a minimum living wage, including a performance-based bonus. We regularly review and survey our compensation and benefit programs against the market to ensure we remain competitive in our hiring practices.

Every full-time employee has an interest in the Company through options on our equity. This provides a sense of contribution that aligns the employee’s interests with the performance of the Company. We also offer a Fortune 500 benefits package, which includes medical, dental, vision, life, AD&D, short term disability, long term disability, pet, and voluntary life insurance, as well as flexible spending accounts. We offer a 401k Safe Harbor plan with a company match and no vesting schedule. We have comprehensive vacation and sick leave policies, paid bereavement leave, holidays, flexible schedules, remote work, and a generous parental leave policy.

Training and Organizational Development

Our employees have access to various internal and external formal training and development courses to support individual growth. We offer an annual professional development allowance for continued advancement with a focus on an employee’s career path at Zevia. We promote internal talent as part of our succession plan strategy. Our internal trainings include custom trainings by department and role, DEI training, and management training and development. In January 2021 we launched Zevia University, where we offer unlimited courses online for all levels of employees to enhance soft skills and professional acumen.

Performance Management

We are focused on communication, along with setting clear and specific expectations for performance that align with individual strengths and company objectives. We believe in a customized approach, where high-performers are rewarded, praised and acknowledged. We share in our wins and learn from our challenges. We work together to focus on feedback, provide access to resources and ensure we offer support to achieve an employee’s objectives. Our managers host monthly one-on-one sessions with their direct reports to check in and monitor progress. We communicate as one team during all-team meetings that keep the organization connected to the overall vision of the Company. Our managers complete 90-day reviews for new hires, annual reviews for all employees, goals management through an online portal, and incorporate short- and long-term career goals during each review. Our approach is designed to foster accountability, transparency, achievement, and to show appreciation for our team.

Employee Health and Safety during COVID-19

In response to COVID-19, we took action to protect our employees’ safety and health by instituting a company-wide remote work policy. All employees, including hourly employees, are provided with the ability to work from home. We transformed our business communications by launching Teams and moved to video conferencing as our preferred communication format. We created significant efficiencies through this process, including the ability to eliminate almost all travel, except for specific product quality visits for new product launches by our Technical Services team. We developed strict protocols for any headquarters visit to include COVID-19 safety guidelines, a CDC attestation survey, and a two-part approval process for every visit. Our Product Development team transitioned to a larger space to allow for social distancing during headquarters visits, which are limited in scope and schedule. Protective gear, enhanced cleaning services, appropriate safety postings, and hand sanitizer stations were also set up for approved visits.

ESG and Social Impact

We are dedicated to acting responsibly and strive to do our part in making the world a better place with every drink. We are committed to creating real ESG impact through combatting the harmful effects of sugar, reducing plastic waste, democratizing healthier lifestyles and fostering an employee-centric culture.

As a public benefit corporation, it is core to our mission to support the health of our consumers. Our products help consumers reduce their sugar intake and avoid artificial ingredients by offering a refreshing and enjoyable zero sugar, naturally sweetened alternative to high-sugar and artificially sweetened competitors. We estimate that by choosing Zevia, our consumers have eliminated almost 40,000 metric tons of sugar in their diets since 2011.

Sustainable packaging is a top priority for us and we actively seek to minimize our environmental impact. Since our founding in 2007, we have never sold a beverage in a plastic bottle. Through only using aluminum cans, we estimate that, since that time, we have saved 15,000 metric tons of plastic based on over one billion cans sold. In addition, we reduce use of packaging materials where possible. For example, we have eliminated corrugate trays from our supply chain for our ten pack Soda items and eliminated plastic rings from our Canadian six pack Soda items, replacing those with a recyclable cardboard overwrap.

We also know health equality is about ensuring that consumers in underserved communities can find sustainable ways to maintain healthy lifestyles, and so we partner with thousands of health professionals across the U.S. and Canada to support their educational initiatives. These include dietitians, nutrition educators, and other health professionals. We provide both educational materials about dietary changes that can support patients’ health conditions, and also samples of Zevia products, which align with the smarter dietary choices and lifestyle changes these health professionals advocate.

Certified B Corporation

Consistent with our focus on ESG and social impact, while not required by Delaware law or the terms of our amended and restated certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, we have been designated as a Certified B Corporation.

In order to be designated as a Certified B Corporation, companies are required to take a comprehensive and objective assessment of their positive impact on society and the environment. The assessment evaluates how a company’s operations and business model impacts its workers, customers, suppliers, community and the environment using a 200-point scale. While the assessment varies depending on a company’s size (number of employees), sector and location, representative indicators in the assessment include payment above a living wage, employee benefits, stakeholder engagement, supporting underserved suppliers and environmental benefits from a company’s products or services. After completing the assessment, B Lab will verify the company’s score to determine if it meets the 80-point minimum bar for certification. The review process includes a phone review, a random selection of indicators for verifying documentation and a random selection of company locations for onsite reviews, including employee interviews and facility tours. Once certified, every Certified B Corporation must make its assessment score transparent on B Lab’s website.

Acceptance as a Certified B Corporation and continued certification is at the sole discretion of B Lab. To maintain our certification, we will be required to update our assessment and verify our updated score with B Lab every three years.

Public Benefit Corporation Status

In line with our mission to support the health of individuals and communities we live in, we have elected to be treated as a public benefit corporation under Delaware law.

Under Delaware law, a public benefit corporation is required to identify in its certificate of incorporation the public benefit or benefits it will promote and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose to stockholders at least biennially a report detailing their success in meeting their benefit objectives.

As provided in our amended and restated certificate of incorporation, the public benefits that we promote are: to (i) create and provide better-for-you beverages, food or other products that support the health of our consumers and their communities, (ii) promote the wellbeing of our employees in a supportive and empowering environment and (iii) forge an enduring profitable business. See the section titled “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect—Public Benefit Corporation Status” for additional information.

Facilities

We historically have used third-party distribution networks and are in the process of acquiring a warehouse. We lease our corporate headquarters located in Los Angeles, California pursuant to a lease agreement that expires April 30, 2022. We believe that our current facilities are suitable and adequate to meet our current needs.

Seasonality

As is typical in the beverage industry, sales of our beverages are seasonal, with the highest sales volumes generally occurring in the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets. As our business continues to grow, we expect to see continued seasonality effects, with net sales tending to be greater in the second and third quarters of the year.

Trademarks and Other Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business, including our principal trademark, Zevia. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. All of our material trademarks are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We have applied for or have trademark registrations internationally as well. We believe the protection of our trademarks and domain names is important to our success.

We aggressively protect our intellectual property rights by relying on trademark laws and other laws related to proprietary rights around the world. Our domain name is www.zevia.com.

Government Regulation

In the normal course of our business, we are subject to a variety of federal, state and local laws and regulations in the countries in which we do business. Regulations apply to many aspects of our business, including our products and their ingredients, manufacturing, safety, labeling, transportation, recycling, advertising and sales.

Our products are regulated in the United States as conventional foods. Our products and their manufacturing, labeling, marketing and sale in the U.S. are subject to stringent regulations and standards established by, among others, the FTC, the FDA, the USDA, the EPA, OSHA and similar state and local agencies. The regulations and standards include various aspects of the FDCA, the Federal Trade Commission Act, the Food Safety Modernization Act, the Lanham Act, state consumer protection laws and state warning and labeling laws, such as Proposition 65 in California. Under these statutes, federal and state agencies regulate, among other things, the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of conventional foods. Among other things, manufacturers of conventional foods must meet current good manufacturing practices and other requirements applicable to the manufacturing, packaging, labeling and holding of foods. In addition, our products are manufactured pursuant to special certification programs such as those for organic, kosher, and non-GMO products among others, and we must comply with strict standards imposed by federal, state, and third-party certifying organizations.

Pursuant to the Food Safety Modernization Act ( “FSMA”), the FDA promulgated additional requirements to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also holds imported foods to the same standards as domestic foods. The FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful, not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive to customers and substantiated by adequate scientific data. We are also restricted from making certain claims about our products, including health claims, claims that our products treat, cure, mitigate or prevent disease or claims regarding the effects of our products on the structure or function of the body except under certain limited circumstances.

Products that do not comply with any governmental or third-party regulations and standards may be considered adulterated or misbranded and we may face adverse consequences, including but not limited to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, import holds, injunctions, fines, civil penalties, or criminal prosecution.

Various states, provinces and other authorities require deposits, eco-taxes or fees on certain products or packaging. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the U.S. and elsewhere.

Our facilities in the U.S. are subject to federal, state and local environmental laws and regulations. Compliance with these provisions has not had, and we do not expect such compliance to have, any material adverse effect upon our business, financial condition and results of operations. In addition, our ingredients are subject to various USDA requirements. We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers.

In Canada, the manufacture, distribution, marketing and sale of our products are also subject to compliance with similar laws, rules and regulations.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Padraic “Paddy” Spence	54	Chair, Chief Executive Officer and Director
Harry “Hank” Margolis	55	Chief Operating Officer Nominee
William “Bill” Beech	64	Chief Financial Officer and Senior Vice President Nominee
Hany Mikhail	49	Chief Accounting Officer Nominee
Amy Taylor	49	President and Director Nominee
Robert Gay	62	Chief Strategy Officer and Executive Vice President, Sales & Marketing Nominee
Lorna R. Simms	56	Senior Vice President, General Counsel and Corporate Secretary Nominee

Jacqueline Hayes	53	Director Nominee
Brian McGuigan	46	Director Nominee
Philip Hunter O’Brien	36	Director Nominee
Rosemary Ripley	67	Director Nominee
Andrew “Andy” Ruben	48	Director Nominee
Julie Garcia Ruehl	55	Director Nominee
Justin Shaw	52	Director Nominee
Quincy Troupe	55	Director Nominee

Our Executive Officers

Paddy Spence.    Mr. Spence has served as our Chair, Chief Executive Officer and director since March 2021. He has served as the Chief Executive Officer and a member of the board of directors of Zevia LLC since September 2010 when he acquired the Company. Mr. Spence is a 28-year veteran of the natural and organic products industry. From January 2005 to December 2008, he served as President of Levlad, a personal care manufacturer. In connection with his role as President of Levlad and as director of the Natural Products Group, Mr. Spence oversaw the businesses of Arbonne International, a cosmetics company, Levlad and Nature’s Gate, a cosmetics brand. Prior to Levlad, Mr. Spence founded SPINS, a market research firm for the natural products industry, and served as its Chief Executive Officer from 1995 to 2003, then its Chairman until 2004 when it was sold to private investors. As the CEO of SPINS, he tracked the sales of more than 300,000 natural and organic products. From 1992 to 1995, Mr. Spence served as Vice President of Sales and Marketing for the Kashi Company, a manufacturer of natural cereals. He has also held positions at Harvard Business School’s Division of Research, the Center for Leadership and Career Studies at Emory University, and within the United Parcel Service’s International Marketing department. He previously served as lead independent director for Physicians Formula Inc., a cosmetics company. Mr. Spence earned his A.B. from Harvard College and his M.B.A. from Harvard Business School. Mr. Spence is qualified to serve on our Board as a result of his unique knowledge of the company’s business, his prior experience as a director in a range of public and private companies, and his deep experience in the natural and organic products industry.

Hank Margolis.    Mr. Margolis is expected to serve as our Chief Operating Officer upon the completion of this offering. He has served as the Chief Operating Officer of Zevia LLC since May 2017. From September 2010 to May 2017, Mr. Margolis served as our Senior Vice President, Operations. Prior to joining the Company, Mr. Margolis served as Senior Director at Alvarez and Marsal, a management consulting firm, from 2006 to 2010, Senior Vice President, Supply Chain at Amerex Group, an apparel company, from 2002 to 2005, Chief Operating Officer at InteractivePools, Inc., an interactive promotions technology firm, from 2000 to 2001, manager at GE Capital, the financial services division of General Electric Company, from 1997 to 1998, and manager at Arthur Anderson, a former accounting company, from 1993 to 1997. Mr. Margolis earned his B.S. in Mechanical Engineering from Drexel University and his M.B.A. in Operations from Columbia University.

Bill Beech.    Mr. Beech has served as our Chief Financial Officer and director since March 2021 and is expected to serve as our Senior Vice President upon the completion of this offering. He has served as the Chief Financial Officer of Zevia LLC since January 2020 and was Vice President, Finance and Administration from May 2018 to January 2020. Prior to joining the Company, he served as a consultant to the Company from 2015 to 2018. His previous experience includes working as Senior Director at Alvarez and Marsal, a management consulting firm, from 2006 to 2014, and as Principal at REL Consultancy Group, a consulting firm from 2004 to 2006. From 1990 to 2004, Mr. Beech held several finance and operations management roles at Avery Dennison, a multinational manufacturing company. Prior to this, he was a senior consultant at PricewaterhouseCoopers, a professional services firm, from 1988 to 1990. He is a past president of Financial Executives International, Los Angeles Chapter. Mr. Beech earned his B.S. in Mechanical Engineering from Cornell University and his M.B.A. from the University of California, Los Angeles, Anderson School of Management.

Hany Mikhail.    Mr. Mikhail is expected to serve as our Chief Accounting Officer upon the completion of this offering. He has over 20 years of financial and business experience in the consumer products, retail and manufacturing, media, technology, biotechnology and financial services industries. Prior to joining the Company, from October 2018 to May 2021, Mr. Mikhail served as Senior Vice President and Corporate Controller at Worldwide Facilities, LLC, an insurance company, where he was responsible for all financial matters, including the treasury function, mergers and acquisitions and enterprise resource planning. He served as Vice President of Special Projects, Corporate Controller and Vice President of SOX Compliance at Global Eagle Entertainment, a connectivity and entertainment provider for mobility markets, from 2014 to 2018, Assurance Senior Manager at Ernst & Young, LLP, a professional services company, from 2002 to 2014 and Senior Assurance Accountant at Arthur Andersen, LLP, a former accounting firm, from 2000 to 2002. Mr. Mikhail earned his B.Comm. in Accounting from the Tanta University in Egypt and is a Certified Public Accountant.

Amy Taylor.    Ms. Taylor is expected to serve as our President and on our board of directors upon the completion of this offering. She has served as a member of the Zevia LLC board of directors since March 2021. She currently acts as an advisory consultant to start-ups and growth-stage companies on marketing, route-to-market, organizational design and diversity, equity and inclusion. From February 2000 to July 2020, Ms. Taylor served in various roles at Red Bull, an energy drink company, including as President and Chief Marketing Officer from 2018 to 2020, Executive Vice President and General Manager for the East Business Unit from 2012 to 2018 and Vice President of Marketing from 2007 to 2012. During her time at Red Bull, she led the brand’s overall strategic marketing and positioning in the United States, and drove sales and marketing collaborations across twelve regions to deliver record-level growth and market share. Prior to joining Red Bull, Ms. Taylor worked in sports marketing for six years and held positions with the National Basketball Association’s Atlanta Hawks and the Atlanta Committee for the Olympic Games. Ms. Taylor earned her B.A. from James Madison University and has completed the Executive Development Program at the Wharton School of the University of Pennsylvania. Ms. Taylor is qualified to serve on our Board as a result of her deep experience in the beverage industry, as well as her experience advising on marketing and ESG matters.

Robert Gay.    Mr. Gay is expected to serve as our Chief Strategy Officer and Executive Vice President, Sales and Marketing upon the completion of this offering. He has served as the Chief Strategy Officer and Executive Vice President, Sales and Marketing of Zevia LLC since October 2010. Prior to joining the Company, Mr. Gay served as Chief Executive Officer of TWIST, a biodegradable cleaning products company, from 2008 to 2010. He also served as managing partner at The Touch Agency, a consulting company, from 2004 to 2008, Vice President of Sales at The WhiteWave Foods Company, a beverage company known for Silk Soymilk, from 2000 to 2004, National Sales Manager and subsequently, Vice President of Sales at Dean Dip and Dressing, a division of Dean Foods, a food and beverage company, from 1994 to 2000, and in various roles at Green Bay Food Company, a division of Dean Foods, from 1988 to 1994. Mr. Gay served on the board of directors of Sunwink, Inc., an herbal tonic beverage company, from September 2018 to March 2021. Mr. Gay earned his B.B.A. from the University of Wisconsin, Green Bay.

Lorna R. Simms.    Ms. Simms is expected to serve as our Senior Vice President, General Counsel and Corporate Secretary upon the completion of this offering. Prior to joining the Company, she served as Vice President, Associate General Counsel (Legal and Corporate Governance) and Corporate Secretary for The ODP Corporation, an office supply retail company that includes Office Depot and OfficeMax among its portfolio of brands, from March 2020 to May 2021, where she was responsible for legal and corporate governance matters, including regulatory compliance, commercial transactions, general corporate matters, corporate reorganizations, corporate policies, stock splits and subsidiary entity management. Prior to this role, Ms. Simms previously served as ODP’s Senior Director, Assistant General Counsel (Securities and Transactions) and Assistant Secretary from January 2018 to February 2020. Prior to joining ODP, Ms. Simms served as Vice President, Chief Securities Counsel and Corporate Secretary for the ADT Corporation, a security solutions company, from November 2012 to September 2016 and as Senior Counsel and Assistant Secretary at The Williams Companies, Inc., an energy company, from 2011 to 2012. During her tenure at ADT and Williams, in addition to the similar responsibilities listed above, she handled capital market transactions, commercial transactions and provided counsel and advice on business matters and other financings. Ms. Simms has previously served as in-house counsel at several other publicly traded companies and began her career in private practice at several New York law firms. Ms. Simms earned her B.A. in Economics and International Relations from Boston University and her J.D. from the New York University School of Law.

Our Director Nominees

Jacqueline J. Hayes.    Ms. Hayes is expected to serve on our board of directors upon the completion of this offering. She has served as a member of the Zevia LLC board of directors since March 2021. Ms. Hayes has served as Executive Vice President and General Counsel of Warner Media, LLC, a media and entertainment company, since August 2019. At Warner Media, she is chief counsel to three business units including Direct-to-Consumer, Sales and Distribution, and Technology and Operations. Prior to Warner Media, she served as Senior Vice President and General Counsel of Warner Bros. Home Entertainment Inc., a home video distribution division of Warner Bros. Entertainment, from January 1998 to August 2019. Ms. Hayes served as an associate at several law firms, including Troop Meisinger Steuber and Pasich from January 1996 to January 1998, Goulston and Storrs, P.C. from July 1994 to December 1995, and Moses and Singer from September 1992 to June 1994. Ms. Hayes earned her B.A. from Harvard College and her J.D. from Harvard Law School. Ms. Hayes is qualified to serve on our Board as a result of her broad legal and corporate risk management experience in a consumer-facing business across a variety of business areas, including litigation, corporate securities, cyber and IT risk, and corporate governance.

Brian McGuigan.    Mr. McGuigan is expected to serve on our board of directors upon the completion of this offering. He has served as a member of the Zevia LLC board of directors since March 2015. He has served as Executive Vice President, Enterprise Strategy and Corporate Development of Laird Norton Company LLC (“LNC”), a seventh-generation family-owned enterprise that provides long-term capital and resources, since February 2021. Mr. McGuigan has been employed by LNC since July 2012 in positions of increasing responsibility. He currently leads its corporate investments and develops strategy for LNC. Prior to joining LNC, he was employed by Stonnington Group, LLC, a Los Angeles-based wealth management firm, from July 2008 to July 2012. Mr. McGuigan serves on the boards of directors of Laird Norton Wealth Management, a financial planning firm, Heartland LLC, a real estate advisory and investment firm, and Plant Response, an agricultural biologicals company. He is also a member of Laird Norton Property’s Real Estate Committee. He previously served on the boards of Circa Inc., a luxury jewelry buyer, and City Fruit, a Seattle-based non-profit. Mr. McGuigan earned his BSc. in Chemical Engineering from the University of Cape Town and his M.B.A. from the University of Southern California. He is also a CAIA charter holder. Mr. McGuigan is qualified to serve on our Board as a result of his extensive investment and finance experience, as well as his experience in the consumer goods and sustainable products industries.

Philip Hunter O’Brien.    Mr. O’Brien is expected to serve on our board of directors upon the completion of this offering. He has served as a member of the Zevia LLC board of directors since December 2020. Mr. O’Brien has been designated as a director by Caisse de Dépôt et Placement du Québec (CDPQ), an institutional investor based in Quebec, Canada, and has served as Senior Director, Private Equity at CDPQ U.S. Inc., a subsidiary of CDPQ, since June 2019. Mr. O’Brien leads direct technology and consumer private equity investing for CDPQ in the U.S. and is based out of New York. Prior to CDPQ, Mr. O’Brien worked from April 2014 to May 2019 at the Abu Dhabi Investment Council (“ADIC”), a sovereign wealth fund, where he served as a Principal and led the firm’s North American direct Private Equity investing activities. Prior to ADIC, Mr. O’Brien worked in private equity investment at LLCP and The Carlyle Group’s U.S. Buyout Fund. He was also an investment banker within Deutsche Bank Securities’ Industrials Group. Mr. O’Brien has served on the board of directors of Hilco Trading, LLC, an investment company, since October 2019. Mr. O’Brien earned his B.A. in Economics from Princeton University and his M.B.A. from Columbia Business School. He is also a Chartered Financial Analyst (CFA). Mr. O’Brien is qualified to serve on our Board as a result of his extensive investment and finance experience, as well as his experience in a range of companies in the consumer space.

Rosemary Ripley.    Ms. Ripley is expected to serve on our board of directors upon the completion of this offering. She has served as a member of the Zevia LLC board of directors since February 2012. She has worked at NGEN Partners, a growth equity investment firm, since November 2006, and currently serves as Managing Director. From 1990 to 2005, Ms. Ripley worked at the Altria Group where she accelerated growth at Kraft Foods and Miller Brewing Company through expansionary growth plans and transformative acquisitions. Prior to joining the Altria Group, she worked as an investment banker at Furman Selz and L.F. Rothschild, Unterberg, Towbin. She co-founded Circle Financial Group (now known as Circle Wealth Management), a multi-family investment advisory firm, where she served as Managing Director from March 2005 to October 2006. Ms. Ripley has served on numerous private company boards, and currently serves on the board of Nlyte, a software company for data centers. She also sits on the Supervisory Board of Heineken, NV, a brewing company. She also sits on the advisory board of the Yale Center for Business and the Environment and chairs the board of the Ripley Waterfowl Conservancy. Ms. Ripley earned her B.A. and M.B.A. from Yale University. Ms. Ripley is qualified to serve on our Board as a result of her extensive growth equity investment experience, experience in the food and beverage industry and board and governance experience in the beverage space.

Andy Ruben.    Mr. Ruben is expected to serve on our board of directors upon the completion of this offering. He has served as a member of the Zevia LLC board of directors since December 2020. He is the founder, and since March 2012 has served as Chief Executive Officer and director of Trove Recommerce, Inc., a company that provides technology, logistics and expertise for apparel resale. Prior to Trove, from March 2002 to February 2012, Mr. Ruben served in various roles at Walmart Inc., a multinational retail corporation, including as Vice President of Corporate Strategy, Chief Sustainability Officer, Vice President of Private Brand Strategy and Operations, and Vice President of Omni-Channel. During his time at Walmart, he led a number of transformational efforts, including overseeing global corporate strategy, launching Walmart’s sustainability efforts and leading omni-channel and e-commerce efforts. He is a TED speaker and has been recognized professionally as the

Sam M. Walton Entrepreneur of the Year, a Retailing Rising Star by Chain Store Age and a 40 Under 40 Business Leader. Mr. Ruben currently serves on the Competitive Council at Cerberus Capital Management. Mr. Ruben earned his B.S. in Engineering and his M.B.A. from Washington University in St. Louis. Mr. Ruben is qualified to serve on our Board as a result of his extensive experience in the retail and consumer packaged goods industry, as well as his leadership in corporate sustainability initiatives, including his experience as Chief Executive Officer of Trove Recommence.

Julie Garcia Ruehl.    Ms. Ruehl is expected to serve on our board of directors upon the completion of this offering. She has served as a member of the Zevia LLC board of directors since March 2021. Since August 2017, Ms. Ruehl has served as the Chief Financial Officer of Fly Leasing Limited, a global commercial aircraft leasing company. From November 2011 to December 2015, Ms. Ruehl served as the Vice President and Chief Accounting Officer for Big Heart Pet Brands and for its predecessor, Del Monte Corporation, then one of the country’s largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market. From May 2005 to October 2011, Ms. Ruehl served in senior financial positions with Del Monte Corporation and its parent, Del Monte Foods Company. From 2002 to 2005, Ms. Ruehl served in a senior financial position with Sanmina Corporation, a global provider of electronics manufacturing services, prior to which she served as an Audit Partner at Arthur Andersen LLP. Ms. Ruehl earned her B.S. in Accounting from Louisiana State University. Ms. Ruehl is qualified to serve on our Board as a result of her financial expertise, including her experience as Chief Financial Officer of Fly Leasing, and extensive experience in the consumer packaged goods industry.

Justin Shaw.    Mr. Shaw is expected to serve on our board of directors upon the completion of this offering. He has served as a member of the Zevia LLC board of directors since December 2020. Mr. Shaw has been designated as a director by CDPQ and has served as its Operating Partner, Private Equity, Americas since October 2019. Prior to CDPQ, he served as a Senior Operating Executive at Cerberus Capital Management for 18 years, where he worked with portfolio companies in various sectors, including aerospace, healthcare, energy, financial services and cybersecurity. Prior to joining Cerberus Capital Management, Mr. Shaw served in senior management roles including as Vice President, Strategy and Supply Chain at the Keane Group, interim Chief Financial Officer at Root9B, Director of Strategy and Development, then Vice President and General Manager at Rosenbluth Interactive. He has also held various leadership positions at IMS Health, Dun and Bradstreet and AlliedSignal. He began his career as a management consultant at Boston Consulting Group. Mr. Shaw currently serves on the boards of directors of Clarios, a business services and industrials company, Suez Water Technologies and Solutions, a water treatment company, Cardone Industries, an automotive parts manufacturer, and Shaw Media, a media company. He previously served on the boards of Navistar Defense, LLC, a military vehicle company, and Root9B LLC, a cybersecurity company. Mr. Shaw earned his B.S. from Harvard University and his M.B.A. from Harvard Business School. Mr. Shaw is qualified to serve on our Board as a result of his experience as an investor in a range of consumer-facing businesses, including serving as Chairman of retailer Save A Lot.

Quincy B. Troupe.    Mr. Troupe is expected to serve on our board of directors upon the completion of this offering. He has served as a member of the Zevia LLC board of directors since June 2021. Mr. Troupe has served as Senior Vice President of Supply Chain at The Boston Beer Company, a beer brewery, since January 2016. At Boston Beer, he led a multi-year capacity and capability expansion program that enabled Boston Beer to more than double in size and become one of the fastest growing beverage companies in the world, and he contributed to the significant annual savings to help fuel Boston Beer’s continued growth. Mr. Troupe is a 25-year veteran of the consumer packaged goods, food and beverage industry, and has served in a variety of roles including in manufacturing, engineering, supply chain strategy and planning, human resources and enterprise shared services. From 2010 to 2015, he served as Vice President of Supply Chain and subsequently, Vice President of Manufacturing and Supply Chain Strategy for the Pepperidge Farm brand at

Campbell Soup Company, a packaged food company. Prior to Campbell Soup, from 1997 to 2010, Mr. Troupe served in various roles at Mars, Incorporated, a packaged food company, including most recently, as Director of Mars Chocolate Innovation and Operating Systems. From 1994 to 1997, Mr. Troupe served as Shift Site Manager and subsequently, Process and Packaging Area Manager at Abbott Laboratories, a medical device company. Mr. Troupe earned his B.S. in Mechanical Engineering from the State University of New York at Stony Brook. Mr. Troupe is qualified to serve on our Board as a result of his extensive experience in the packaged food industry across a variety of roles, including in supply chain strategy and manufacturing.

Family Relationships

No family relationship exists by or among our executive officers and directors.

Director Independence

Each of Jacqueline Hayes, Brian McGuigan, Philip Hunter O’Brien, Rosemary Ripley, Andy Ruben, Julie Garcia Ruehl, Justin Shaw and Quincy Troupe qualify as “independent directors” as such term is defined by the applicable rules and regulations of the New York Stock Exchange.

Board Composition

Upon the consummation of the offering, our board of directors will consist of ten directors. In accordance with our amended and restated certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors.

Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock and, until the annual meeting of stockholders to be held in 2027, only for cause.

Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering, Brian McGuigan, Andy Ruben, Paddy Spence and Amy Taylor will be designated as Class I directors, Rosemary Ripley, Justin Shaw and Quincy Troupe will be designated as Class II directors, and Jacqueline Hayes, Philip Hunter O’Brien, and Julie Garcia Ruehl will be designated as Class III directors. Commencing with the annual meeting of stockholders to be held in 2027, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term.

Board Leadership Structure

We do not have a policy regarding whether the role of the chairperson of the board and chief executive officer should be separate or combined and our board of directors believes that we should maintain the flexibility to select the chairperson and chief executive officer and reorganize the leadership structure, from time to time, based on criteria that are in the Company’s best interests and the best interests of our stockholders and stakeholders. Our Board has designated Mr. Spence, our chief executive officer, to serve as chairperson of the board. We believe that Mr. Spence’s familiarity with our Company and extensive knowledge of our industry qualify him to serve as the chairperson and that combining the roles of chief executive officer and chairperson of the board allows Mr. Spence to drive strategy and agenda setting at the board level while maintaining responsibility for executing that strategy as chief executive officer. Our board of directors recognizes that, depending on the circumstances, other leadership models, such as separating the role of chairperson of the board with the role of chief executive officer, might be appropriate. Accordingly, our board of directors may periodically review its leadership structure. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

The role given to the lead independent director helps ensure a strong independent and active board of directors. Upon the consummation of the offering, our independent directors will designate Philip Hunter O’Brien to serve as our lead independent director upon the completion of this offering. In accordance with our Principles of Corporate Governance, in such role, Philip Hunter O’Brien will have responsibility for: (a) presiding at meetings of the board of directors at which the chairperson of the board is not present, including executive sessions of the independent directors; (b) approving information sent to the board of directors; (c) approving the agenda and schedule for board meetings to provide that there is sufficient time for discussion of all agenda items; (d) serving as liaison between the chairperson of the board and the independent directors; (e) being available for consultation and communication with major stockholders upon request; and (f) performing such other designated duties as the board of directors may determine from time to time.

Director Election Standard

Our amended and restated bylaws will provide that directors will be elected using a majority vote standard in an uncontested director election (i.e., an election where, as of the record date, the only nominees are those nominated by our board of directors). Under this standard, a nominee for director will be elected to our board of directors if the votes cast for the nominee exceed the votes cast against the nominee. However, directors will be elected by a plurality of the votes cast in a contested election.

Under Delaware law, directors continue in office until their successors are elected and qualified or until their earlier resignation or removal. Our Principles of Corporate Governance will provide that our board of directors will nominate for election and appoint to fill board of directors vacancies only those directors who have tendered or agreed to tender an advance, irrevocable resignation that would become effective upon their failure to receive the required vote for election and Board acceptance of the tendered resignation.

Our Principles of Corporate Governance also will provide that the nominating and enterprise risk committee will consider the tendered resignation of a director who fails to receive the required number of votes for election, as well as any other offer to resign that is conditioned upon board of directors acceptance, and recommend to our board of directors whether or not to accept such resignation. If our board of directors does not accept the resignation, the director will continue to serve until his or her successor is elected and qualified.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on the company’s business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the company. In particular, the nominating and enterprise risk management committee is responsible for overseeing our risk management processes and advising the board of directors on risk management policies and procedures. In addition, the nominating and enterprise risk management committee receives advice and assistance from the audit committee with respect to the assessment of the adequacy of our risk management framework and the identification of financial and non-financial risks, from the compensation committee with respect to the identification of risks related to compensation and human capital management and from the social impact committee with respect to the identification of risks related to sustainability and corporate social responsibility matters. Our board of directors focuses its oversight on the most significant risks facing the company and on its processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of the company’s senior management on areas of material risk to the company, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the company.

Board Committees

Following the completion of this offering, the board committees will include an audit committee, a compensation committee, nominating and enterprise risk management committee and a social impact committee.

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management, or the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of its advisors.

Upon the completion of this offering, Brian McGuigan, Philip Hunter O’Brien, Rosemary Ripley and Julie Garcia Ruehl are expected to be the members of our audit committee. Julie Garcia Ruehl qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and each of Brian McGuigan, Rosemary Ripley and Julie Garcia Ruehl qualify as “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the New York Stock Exchange. We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and the New York Stock Exchange. We intend to rely on the phase-in provisions of Rule 10A-3 of the Exchange Act and the New York Stock Exchange transition rules applicable to companies completing an initial listing, and we plan to have an audit committee comprised entirely of at least three directors that are independent for purposes of serving on an audit committee within one year after our listing date.

Compensation Committee

The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors.

This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plans.

The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plans. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plans.

Upon the completion of this offering, Philip Hunter O’Brien, Julie Garcia Ruehl, and Justin Shaw are expected to be the members of our compensation committee. Each of Philip Hunter O’Brien, Julie Garcia Ruehl, and Justin Shaw qualify as “independent” for purposes of Rule 10C-1 of the Exchange Act and under the listing standards of the New York Stock Exchange.

Nominating and Enterprise Risk Management Committee

Our nominating and enterprise risk management committee will oversee all aspects of our risk management and corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees.

Upon the completion of this offering, Jacqueline Hayes, Philip Hunter O’Brien, Andy Ruben, Justin Shaw and Quincy Troupe are expected to be the members of our nominating and enterprise risk management committee. Each of Jacqueline Hayes, Philip Hunter O’Brien, Andy Ruben, Justin Shaw and Quincy Troupe qualify as “independent” under the listing standards of the New York Stock Exchange.

Environmental, Social and Governance (“ESG”) Committee

Our social impact committee will oversee the Company’s sustainability and social responsibility initiative, including the Company’s reporting on its ongoing commitment to environmental, health and safety, social responsibility, governance, and other related matters and the Company’s satisfaction of its expected ongoing obligations as a Public Benefit Corporation and a Certified B Corporation.

Upon the completion of this offering, Jacqueline Hayes, Brian McGuigan, Rosemary Ripley, Andy Ruben and Quincy Troupe are expected to be the members of our social impact committee. Each of Jacqueline Hayes, Brian McGuigan, Rosemary Ripley, Andy Ruben and Quincy Troupe qualify as “independent” under the listing standards of the New York Stock Exchange.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our principal executive, financial or accounting officer, or controller will be disclosed on our website at www.zevia.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be composed of Philip Hunter O’Brien, Julie Garcia Ruehl, and Justin Shaw. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Person Transactions.”

EXECUTIVE COMPENSATION

Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2020 (the “2020 Fiscal Year”), which consist of our principal executive officer and the next two most highly-compensated executives, are:

•	Paddy Spence, our Chair, Chief Executive Officer and Director;

•	Hank Margolis, our Chief Operating Officer; and

•	Robert Gay, our Chief Strategy Officer and Executive Vice President, Sales & Marketing.

2020 Summary Compensation Table

The table below sets forth the annual compensation earned by or granted to the NEOs during the 2020 Fiscal Year.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Paddy Spence	2020	$306,820	$24,603,989	$413,602	$1,160	$25,325,571
Chair, Chief Executive Officer and Director
Hank Margolis	2020	$281,076	$5,089,420	$295,451	$1,462	$5,667,409
Chief Operating Officer
Robert Gay	2020	$281,076	$8,823,133	$295,464	$1,462	$9,401,135
Chief Strategy Officer and EVP, Sales & Marketing

(1)

Amounts in this column represent: (i) the grant date fair value of restricted Class C common units (“RCCCUs”) granted to the applicable executive in 2020 and (ii) the stock-based compensation expenses recorded during the 2020 Fiscal Year with respect to the company’s tender offer repurchase of preferred and common units of Zevia LLC held by each NEO, each calculated in accordance with FASB Accounting Standards Codification Topic 718 (“ASC 718”). At grant, each RCCCU represented the right to receive a Class C common unit in Zevia LLC following vesting; however, all outstanding RCCCUs will be adjusted to provide that they will be settled in two shares of Class A common stock of Zevia PBC. For more information regarding the assumptions regarding these calculations for the RCCCUs, see Note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus, and for more information regarding the tender offer repurchase, see “Series E Financing and Tender Offer” in Note 9 of the notes to our consolidated financial statements included elsewhere in this prospectus.

(2)	Amounts in this column represent annual bonuses earned for performance during the 2020 Fiscal Year that were paid to each NEO in early 2021.
(3)	Amounts in this column represent Zevia’s contributions under its 401(k) plan during the 2020 Fiscal Year for each NEO.

Narrative Disclosure to Summary Compensation Table

Base Salary

Each NEO’s base salary is a fixed component of compensation for performing specific job duties and functions and is established at a level commensurate with the NEO’s expertise, experience and tenure. In June 2020, the Compensation Committee increased the base salaries for each of Messrs. Margolis and Gay from $278,076 to $284,076 to reflect cost of living adjustments. Mr. Spence’s base salary remained unchanged at $306,820 throughout the 2020 Fiscal Year; however, effective as of July 1, 2021, Mr. Spence agreed to reduce his annual base salary to $1.

2020 Annual Bonus

Each of our NEOs was eligible to participate in the company’s annual bonus program for 2020. At the beginning of 2020, the Compensation Committee confirmed the target bonuses for each NEO based on a percentage of the NEO’s covered wages for 2020—at 100% for Mr. Spence and 75% for Messrs. Margolis and Gay. Each NEO was eligible to earn a maximum bonus of up to 150% of target based on achievement of the following performance factors: (i) net sales (weighted 37.5%), (ii) earnings before interest, taxes, depreciation and amortization (EBITDA) (weighted 37.5%), and (iii) employee-specific strategic qualitative targets (weighted 25%).

In March 2021, the Compensation Committee of our board of directors reviewed the company’s performance on the net sales and EBITDA metrics, as well as each NEO’s performance against his employee-specific targets, and awarded the following annual bonuses for the 2020 Fiscal Year:

Name	2020 Target Bonus	Payout Percentage	2020 Annual Bonus
Paddy Spence	$306,372	135%	$413,602
Hank Margolis	$211,036	140%	$295,451
Robert Gay	$211,046	140%	$295,464

Long-Term Incentive Compensation

Historically, the long-term incentive compensation awarded to our NEOs has consisted of (i) unit options granted under Zevia LLC’s 2011 Unit Incentive Plan (the “2011 Plan”), (ii) restricted phantom Class C common unit awards (“UARs”), which, once vested, represent the right to receive a cash payment equal to the value of Class C common units at such time less the applicable grant price, and (iii) restricted Class C common unit awards (“RCCCUs”) granted under the Zevia 2020 Incentive Plan (the “2020 Plan”) and otherwise, which, once vested, represent the right to receive an equal number of Class C common units. Prior to the 2020 Fiscal Year, each of our NEOs received grants of unit options to purchase Class C common units and UARs.

On August 31, 2020, we granted the following RCCCUs to our NEOs, which originally were to become vested upon the occurrence of either (i) a change of control or (ii) the later of the six-month anniversary of an initial public offering or two trading days after the termination of a lockup period imposed in connection with an initial public offering, in each case, that occurs within seven years following the grant date and that are subject to the NEO’s continued employment through such event or the first anniversary of the date of grant, whichever comes first:

Name	Number of RCCCUs
Paddy Spence	1,100,000
Hank Margolis	285,000
Robert Gay	350,000

In March 2021, these RCCCUs were amended to extend the applicable vesting period in the event of an initial public offering. As amended, upon a change of control, subject to the NEO’s continued employment, 100% of the RCCCUs will vest or, in the event of an initial public offering, the RCCCUs will vest ratable in monthly installments over the 36-month period following the expiration of the applicable lockup period, generally subject to the NEO’s continued employment through each such vesting date. This amended vesting schedule provides an additional retention incentive for our management team members.

Also in March 2021, as part of a broad-based employee equity grant to nearly all of our employees, we granted an additional 100,000 RCCCUs to Mr. Spence and 75,000 RCCCUs to each of Messrs. Margolis and Gay under the 2020 Plan. These RCCCUs become fully vested upon the earliest to occur of: (i) a change of control, (ii) the date that is six months after an initial public offering, or (iii) the termination of the applicable lockup period. Following vesting, these RCCCUs will be settled in one-third increments on the first three anniversaries of the applicable vesting event or, if earlier, the NEO’s separation from service or a change of control.

Following this offering, in lieu of Class C common units, all RCCCUs will be settled in shares of Class A common stock of Zevia PBC on a one-to-two basis, and all unit options in Zevia LLC will become exercisable for shares of Class A common stock of Zevia PBC on a one-to-two basis. Following this offering, we will not make any additional grants under the 2011 Plan or the 2020 Plan. Additionally, the UARs were amended in July 2021 to settle in equity in lieu of cash, which will consist of Class A common stock of Zevia PBC following this offering.

Outstanding Equity Awards at 2020 Fiscal Year-End

The table below reflects information regarding outstanding unit options, UARs and RCCCUs held by the NEOs as of December 31, 2020. Upon consummation of the Reorganization and this offering, each option will be exercisable for two shares of our Class A common stock and the exercise price will be correspondingly adjusted.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Paddy Spence
2019 Unit Options(1)	57,500	62,500	$0.01	12/31/28
2019 UARs(2)	—	60,000	$0.01	1/1/29
2020 RCCCUs(3)					1,100,000	$12,650,000
Hank Margolis
2019 Unit Options(1)	23,421	46,875	$0.01	12/31/28
2019 UARs(2)	—	45,000	$0.01	1/1/29
2020 RCCCUs(3)					285,000	$3,277,500
Robert Gay
2019 Unit Options(1)	43,125	46,875	$0.01	12/31/28
2019 UARs(2)	—	45,000	$0.01	1/1/29
2020 RCCCUs(3)					350,000	$4,025,000

(1)

These unit options to purchase Class C common units in Zevia LLC were originally granted in June 2019. The unit options vested as to one-fourth on the first anniversary of the vesting commencement date of January 1, 2019 with the remaining vesting in monthly installments over the 36-month period following such first anniversary, generally subject to the NEO’s continued employment through each vesting date.

(2)

These UARs were originally granted in June 2019 and will vest and be settled in cash within 30 days of the earliest to occur of (i) the date that is six months following an initial public offering, (ii) the date of a change of control, or (iii) a liquidation of Zevia LLC, so long as any such event occurs prior to the expiration date set forth above. By their terms, the UARs settle in cash; however, the UARs were amended to settle in equity in lieu of cash.
(3)

These RCCCUs were granted on August 31, 2020 and amended in March 2021, and will vest: (i) as to 100% of the RCCCUs upon a change of control or (ii) in monthly installments over the 36-month period following expiration of the lockup period following an initial public offering, in each case, generally subject to the NEO’s continued employment through each vesting date.

(4)	The amounts in this column are based on a per-RCCCU value of $11.50, which was the estimated value of a Class C common unit on December 31, 2020, determined based on a third party valuation.

Additional Narrative Disclosure

Retirement Benefits

The company has not maintained, and does not currently maintain, a defined benefit pension plan or any nonqualified deferred compensation plans. Zevia LLC sponsors the Zevia LLC 401(k) and Profit Sharing Plan (the “401(k) Plan”), in which all employees with at least three months of service are eligible to participate. Beginning in 2020, the company makes safe harbor matching contributions equal to 100% of the first 3% of an employee’s eligible compensation that is deferred and 50% of the next 2% of an employee’s eligible compensation that is deferred. All such contributions are fully vested.

Potential Payments Upon Termination or a Change in Control

Unit Options

In June 2021, all outstanding unit options held by the NEOs were amended to provide for accelerated vesting upon a termination of the NEO’s employment with the company (i) by the company without “cause” (as defined in the 2011 Plan) or (ii) by the NEO for “good reason” (as defined in the amendment), in each case, on or within 18 months following the occurrence of a change in control. This offering will not be considered a change in control for purposes of the unit options.

RCCCUs.

Under the terms of the RCCCUs granted in 2020, as amended, upon a termination of the NEO’s employment with the company (i) as a result of the NEO’s death or disability, (ii) by the company without “cause” (as defined in the applicable award agreement) or (iii) by the NEO for “good reason” (as defined in the applicable award agreement), in each case, within six months prior to or at any time following the occurrence of a change of control or initial public offering, any unvested RCCCUs will fully accelerate.

The RCCCUs granted in 2021 are subject to accelerated vesting upon the termination of the NEO’s employment with the company as a result of death or disability, and any outstanding vested RCCCUs will settle upon the earlier of the NEO’s separation from service or a change in control event.

UARs.

Under the terms of the UARs granted in 2019, an NEO will only receive settlement of such award upon the first to occur of (i) the date that is six months following an initial public offering, (ii) the date of a change of control, or (iii) a liquidation of Zevia LLC, so long as such event occurs prior to January 1, 2029.

Severance Agreements.

Historically, we have not entered into employment or severance agreements with our executive officers; however, in connection with the offering, we expect to enter into severance agreements that provide our NEOs with certain protections in the event of qualifying terminations of employment. Upon a NEO’s termination of employment without cause or resignation for good reason, it is expected that each NEO will be eligible to receive the following severance benefits, subject to the execution of a release of claims in favor of the company: (i) one times the sum of the NEO’s base salary and target bonus for the year of such termination payable in accordance with the company’s standard payroll practices over the 12-month period following such termination, (ii) a pro-rata annual bonus for the year of termination based on actual performance payable at the time bonuses are paid to other executives, (iii) any earned but unpaid annual bonus for the year prior to the year of termination payable at the time bonuses are paid to other executives, and (iv) partially subsidized COBRA premiums for the 12-month period following such termination.

If such qualifying termination occurs within the 18-month period following a change in control, it is expected that the severance benefits will instead consist of: (i) two times the sum of the NEO’s base salary and target bonus for the year of such termination payable in a lump sum, (ii) a pro-rata annual bonus for the year of termination based on actual performance payable at the time bonuses are paid to other executives, (iii) any earned but unpaid annual bonus for the year prior to the year of termination payable at the time bonuses are paid to other executives, and (iv) partially subsidized COBRA premiums for the 24-month period following such termination.

It is also expected that the severance agreements will subject receipt of the severance to continued compliance with non-competition, non-solicitation, confidentiality, and other standard restrictive covenants.

2021 Equity Incentive Plan

In advance of the offering, we expect to adopt the Zevia PBC 2021 Equity Incentive Plan (the “2021 Plan”). The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (SARs), alone or in conjunction with other awards; restricted stock and restricted stock units (RSUs); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.

The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.

Following this offering, we will not make any additional grants under the 2011 Plan or the 2020 Plan.

Administration

The 2021 Plan will be administered by our compensation committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2021 Plan

The maximum number of shares of Class A common stock that may be issued under the 2021 Plan will not exceed 3,689,177 shares (the Share Pool), subject to certain adjustments in the event of a change in our capitalization. The Share Pool will be increased on January 1 of each calendar year beginning in 2022 by a number of shares equal to 5% of the outstanding shares of Class A common stock on December 31 of the prior year. Shares of Class A common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2021 Plan, in whole or in part, the number of shares of Class A common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.

Limits on Non-Employee Director Compensation

Under the 2021 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity shall not exceed $750,000 during any calendar year.

Types of Awards

Stock Options.     All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of Class A common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights or SARs.     SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.

Restricted Stock and RSUs.     Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses.     Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards.     Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria.     The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors and our stockholders in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, ten years after such approval by our board of directors.

Director Compensation

During the 2020 Fiscal Year, Mr. Gronowski was the only director who received compensation for his services on the board of directors of Zevia LLC. He received a cash retainer of $3,750 for each of the first three quarters of the 2020 Fiscal Year and received a cash retainer of $10,000 for the fourth quarter of the 2020 Fiscal Year. None of our directors received any equity awards during the 2020 Fiscal Year. During 2021 prior to the consummation of the offering, our independent directors each received annual cash retainers of $40,000, payable quarterly, and an equity award of 10,000 RCCCUs (or a combination of options and RCCCUs in lieu thereof).

The table below sets forth the compensation earned or paid to our directors during the 2020 Fiscal Year. Mr. Spence does not receive any additional compensation for his service on our board of directors. His compensation for Fiscal 2020 is set forth in the Summary Compensation Table above.

Name	Fees Earned or Paid in Cash ($)	Total ($)
James Gronowski(1)	$21,250	$21,250
Brian McGuigan	—	—
Philip O’Brien	—	—
Rosemary Ripley	—	—
Andy Ruben	—	—
James Schiff	—	—
Peter Schiff	—	—
Justin Shaw	—	—

(1)

In 2015, Mr. Gronowski received a grant of unit options under the 2011 Plan to purchase 10,000 Class A common units of Zevia LLC, 2,500 Class B common units of Zevia LLC, and 2,500 Class C common units of Zevia LLC, all of which were fully vested as of December 31, 2020. Additionally, in 2019, Mr. Gronowski received a grant of unit options under the 2011 Plan to purchase 5,000 Class C common units of Zevia LLC, of which 2,395 were fully vested and 2,605 were unvested as of December 31, 2020. In connection with his resignation from the board of directors of Zevia LLC on March 19, 2021, Mr. Gronowski’s unvested options were forfeited. None of our other directors held any outstanding equity awards as of December 31, 2020.

In connection with this offering, we expect to adopt a director compensation program pursuant to which our non-employee directors will receive the following:

•	Annual cash retainer of $40,000;

•

Annual committee chair cash retainers of $20,000 for the audit committee, $15,000 for the compensation committee, and $10,000 for each of the nominating and enterprise risk management committee and the environmental, social and governance committee;

•

Annual committee membership cash retainers (for service other than as chair) of $10,000 for the audit committee, $7,500 for the compensation committee, and $5,000 for each of the nominating and enterprise risk management committee and the environmental, social and governance committee; and

•

Annual equity grant of restricted stock units under the 2021 Plan with a value of approximately $85,000, subject to vesting on the earlier of the first anniversary of the date of grant or the next annual meeting of our stockholders.

We also expect that the director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our board of directors and its committees.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our Class A common stock and Class B common stock as of the date of this prospectus by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of 14,300,000 shares of Class A common stock in this offering.

The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Class B units for Class A common stock. As described in “Organizational Structure” and “Certain Relationships and Related Person Transactions—Zevia LLC Agreement,” each Class B stockholder will be entitled to have their Class B units exchanged for shares of Class A common stock on a one-for-one basis, or, at our election, for cash. In connection with this offering, we will issue to each Class B stockholder one share of Class B common stock for each Class B unit it beneficially owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Class B units each Class B stockholder will beneficially own immediately after this offering. See “Organizational Structure.” Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding such options or warrants for the purpose of computing the percentage voting power of that person but are not treated as outstanding for the purpose of computing the percentage voting power of any other person. Unless indicated below, the address of each individual listed below is c/o Zevia PBC, 15821 Ventura Blvd., Suite 145, Encino, CA 91436.

	Before the Offering						After the Offering if Underwriters’ Option is Not Exercised[1]
Name and Address of Beneficial Owner	Class A Common Stock		Class B Common Stock*		Total Number	Total Voting Power	Class A Common Stock		Class B Common Stock		Total Number	Total Voting Power
5% and Greater Stockholders
CDP Investissements Inc. (“CDP”)	—		23,703,986	(2)	23,703,986	41.2%	20,428,718	(3)	—		20,428,718	31.6%
White Pine, Inc.(4)	—		8,133,010		8,133,010	14.1%	—		7,009,242	(5)	7,009,242	10.9%
Entities affiliated with Northwood Ventures(6)	—		5,754,884		5,754,884	10.0%	—		4,959,708	(7)	4,959,708	7.7%
Entities affiliated with NGEN	—		5,689,992	(8)	5,689,992	9.9%	1,571,766	(9)	3,332,018	(10)	4,903,784	7.6%
Named Executive Officer and Directors
Paddy Spence	160,000	(11)	775,424	(12)	935,424	1.6%	142,062	(13)	561,138	(14)	703,200	1.1%
Hank Margolis	80,592	(15)	—		80,592	* *%	72,012	(16)	—		72,012	* *%
Robert Gay	120,000	(17)	292,117	(18)	412,117	* *%	106,546	(19)	211,391	(20)	317,937	* *%
Jacqueline Hayes	—		—		—	—	—		—		—	—
Brian McGuigan	—		—		—	—	—		—		—	—
Philip Hunter O’Brien	—		—		—	—	—				—	—
Rosemary Ripley	—		3,866,230	(21)	3,866,230	9.9%	—		3,332,018		3,332,018	5.2%
Andrew Ruben	—		—		—	—	—		—		—	—
Julie Garcia Ruehl	—		—		—	—	—		—		—	—
Justin Shaw	—		—		—	—	—				—	—
Quincy Troupe	—		—		—	—	—		—		—	—
All Executive Officers and Directors as a group (15 persons)	381,216		4,952,450		5,333,666	9.2%	339,156		4,118,064		4,457,220	6.9%
All D&Os and 5%+ Holders	381,216		44,368,092		44,749,308	84.4%	22,339,640		16,087,014		38,426,654	44.2%

*	Represents Class B units of Zevia LLC held immediately prior to the offering.
**	Less than 1%.

1	If the underwriters’ option is exercised in full, the common stock owned after the offering will be as follows:

	After the Offering if Underwriters’ Option is Exercised
Name and Address of Beneficial Owner	Class A Common Stock		Class B Common Stock		Total Number	Total Voting Power
5% and Greater Stockholders
CDP	20,092,394	(22)	—		20,092,394	30.6%
White Pine, Inc.	—		6,893,848	(23)	6,893,848	10.5%
Entities affiliated with Northwood Ventures	—		4,878,056	(24)	4,878,056	7.4%
Entities affiliated with NGEN	1,545,890	(25)	3,277,164	(26)	4,823,054	7.4%
Named Executive Officer and Directors
Paddy Spence	137,908	(27)	539,134	(28)	677,042	1.0%
Hank Margolis	70,026	(29)	—		70,026	* *%
Robert Gay	103,430	(30)	203,101	(31)	306,531	* *%
Jacqueline Hayes	—		—		—	—
Brian McGuigan	—		—		—	—
Philip Hunter O’Brien	—		—		—	—
Rosemary Ripley	—		3,277,164		3,277,164	5.0%
Andrew Ruben	—		—		—	—
Julie Garcia Ruehl	—		—		—	—
Justin Shaw	—		—		—	—
Quincy Troupe	—		—		—	—
All Executive Officers and Directors as a group (15 persons)	331,504		4,037,548		4,369,052	6.6%
All D&Os and 5%+ Holders	21,969,788		15,809,452		37,779,240	57.6%

2

Shares of Class B common stock are held directly by Zip Holding Inc., a wholly owned subsidiary of CDP, which is a wholly owned subsidiary of Caisse de de´po^ t et placement du Que´bec (“CDPQ”). As a result, CDPQ may be deemed to be the indirect beneficial owner of the shares held by Zip Holding, Inc. Investment and voting decisions are made by an investment committee of CDPQ. The address of Zip Holding Inc., CDP and CDPQ is c/o Caisse de de´po^ t et placement du Que´bec, 1000, place Jean-Paul-Riopelle, Montre´al (Que´bec) H2Z 2B3, Canada.

3	Gives effect to the Blocker Mergers upon receipt of proceeds from the offering.
4

White Pine, Inc. is a wholly-owned subsidiary of Laird Norton Company, LLC (“Laird Norton”). As such, Laird Norton may be deemed to beneficially own the shares held by White Pine, Inc. Voting and investment decisions are made by the board of managers of Laird Norton. The address of White Pine, Inc. and Laird Norton is 801 2nd Ave, Suite 1700, Seattle, WA 98104.

5	Number gives effect to 1,123,768 Class B units and a corresponding number of shares of Class B common stock sold by White Pine Inc. to Zevia upon receipt of proceeds from the offering.
6

Includes (i) 863,232 shares of Class B common stock held by Northwood Capital Partners LLC, and (ii) 4,891,652 shares of Class B common stock held by Northwood Ventures LLC (together with Northwood Capital Partners LLC, “Northwood”). Peter Schiff is the majority owner of Northwood and as such may be deemed to be the indirect beneficial owner of the shares held by Northwood. The address of Northwood and Peter Schiff is 11450 Dixie Highway, Suite 101, Hobe Sound, Florida 33455.

7

Number gives effect to 119,278 Class B units and a corresponding number of shares of Class B common stock sold by Northwood Capital Partners LLC and 675,898 Class B units and a corresponding number of shares of Class B common stock sold by Northwood Ventures LLC to Zevia upon receipt of proceeds from the offering.

8

Includes (i) 1,823,762 shares of Class B common stock held by NGEN ZLLC Investment Corp. (“NGEN ZLLC”), (ii) 947,912 shares of Class B common stock held by NGEN III, LP (“NGEN III”), (iii) 2,692,654 shares of Class B common stock held by NGEN Zevia SPV, LLC (“NGEN Zevia”) and (iv) 225,664 shares of Class B common stock held by NGEN-Mantra Holdings LLC (“NGEN-Mantra”). Voting and investment power with respect to the shares of our common stock held by NGEN ZLLC, NGEN III, NGEN Zevia and NGEN-Mantra (collectively, the “NGEN Entities”) may be deemed to be shared by certain affiliated entities.

NGEN ZLLC is managed by a board of directors, NGEN Partners III, L.L.C. (“NGEN Partners III”) is the general partner of NGEN III, NGEN Zevia SPV Managers LLC (“NGEN Zevia SPV”) is the managing member of NGEN Zevia and NGEN Mantra Management Holdings LLC (“NGEN Mantra Holdings”) is the managing member of NGEN-Mantra. Rosemary Ripley, who is a member of our board, and Peter Grubstein are members of NGEN Partners III, NGEN Zevia SPV, and NGEN Mantra Holdings, and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares owned by NGEN ZLLC, NGEN III, LP, NGEN Zevia and NGEN-Mantra. Shay Murphy is a member of NGEN Zevia SPV and NGEN Mantra Holdings, and in his capacity as such, may be deemed to exercise shared voting and investment power over the shares owned by NGEN Zevia and NGEN-Mantra. Peter Grubstein, Rosemary Ripley and Shay Murphy each disclaim beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. The address of each of the NGEN Entities is 733 Third Avenue, New York, New York 10017.

9	Gives effect to the Blocker Mergers upon receipt of proceeds from the offering.
10

Gives effect to (i) 130,976 Class B units and a corresponding number of shares of Class B common stock sold by NGEN III, (ii) 372,054 Class B units and a corresponding number of shares of Class B common stock sold by NGEN Zevia and (iii) 31,182 Class B units and a corresponding number of shares of Class B common stock sold by NGEN-Mantra to Zevia upon receipt of proceeds from the offering.

11	Consists of 160,000 shares of Class A common stock underlying options that are exercisable as of July 9, 2021 or will become exercisable within 60 days after such date.
12	Shares are beneficially owned by a family trust.
13	Gives effect to 17,938 shares of Class A common stock underlying vested options sold by Mr. Spence to Zevia upon receipt of proceeds from the offering.
14	Gives effect to 214,286 Class B units and a corresponding number of shares of Class B common stock sold by Mr. Spence to Zevia upon receipt of proceeds from the offering.
15

Consists of 80,592 shares of Class A common stock underlying options beneficially owned by a family trust that are exercisable as of July 9, 2021 or will become exercisable within 60 days after such date.

16	Gives effect to 8,580 shares of Class A common stock underlying vested options sold by Mr. Margolis to Zevia upon receipt of proceeds from the offering.
17

Consists of 120,000 shares of Class A common stock underlying options beneficially owned by a family trust that are exercisable as of July 9, 2021 or will become exercisable within 60 days after such date.

18	Shares are beneficially owned by a family trust.
19	Gives effect to 13,454 shares of Class A common stock underlying vested options sold by Mr. Gay to Zevia upon receipt of proceeds from the offering.
20	Gives effect to 80,726 Class B units and a corresponding number of shares of Class B common stock sold by Mr. Gay to Zevia upon receipt of proceeds from the offering.
21

Consists of (i) 947,912 shares of Class B common stock held by NGEN III, (ii) 2,692,654 shares of Class B common stock held by NGEN Zevia and (iii) 225,664 shares of Class B common stock held by NGEN-Mantra, over which Ms. Ripley may be deemed to exercise shared voting and investment power.

22	Gives effect to the Blocker Mergers upon receipt of proceeds from the offering.
23	Number gives effect to 1,239,162 Class B units and a corresponding number of shares of Class B common stock sold by White Pine Inc. to Zevia upon receipt of proceeds from the offering.
24

Number gives effect to 131,524 Class B units and a corresponding number of shares of Class B common stock sold by Northwood Capital Partners LLC and 745,304 Class B units and a corresponding number of shares of Class B common stock sold by Northwood Ventures LLC to Zevia upon receipt of proceeds from the offering.

25	Gives effect to the Blocker Mergers upon receipt of proceeds from the offering.
26

Gives effect to (i) 144,426 Class B units and a corresponding number of shares of Class B common stock sold by NGEN III, (ii) 410,258 Class B units and a corresponding number of shares of Class B common stock sold by NGEN Zevia and (iii) 34,382 Class B units and a corresponding number of shares of Class B common stock sold by NGEN-Mantra to Zevia upon receipt of proceeds from the offering.

27	Gives effect to 22,092 shares of Class A common stock underlying vested options sold by Mr. Spence to Zevia upon receipt of proceeds from the offering.
28	Gives effect to 236,290 Class B units and a corresponding number of shares of Class B common stock sold by Mr. Spence to Zevia upon receipt of proceeds from the offering.
29	Gives effect to 10,566 shares of Class A common stock underlying vested options sold by Mr. Margolis to Zevia upon receipt of proceeds from the offering.
30	Gives effect to 16,570 shares of Class A common stock underlying vested options sold by Mr. Gay to Zevia upon receipt of proceeds from the offering.
31	Gives effect to 94,180 Class B units and a corresponding number of shares of Class B common stock sold by Mr. Gay to Zevia upon receipt of proceeds from the offering.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of certain relationships and transactions since January 1, 2018, involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

Proposed Transactions with Zevia PBC

Zevia PBC has had no assets or business operations since its incorporation and has not engaged in any transactions with our current directors, director nominees, executive officers or sole security holder prior to the Reorganization and this offering. In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities who will become holders of 5% or more of our voting securities, through their ownership of shares of our Class B common stock, upon the consummation of the Reorganization and this offering. These transactions are described in “Organizational Structure.”

The Reorganization

In connection with the Reorganization, we will enter into the Tax Receivable Agreement and the Zevia LLC Agreement, we will amend and restate our existing Registration Rights Agreement. We will also acquire from Zevia LLC Class A units using the proceeds of this offering, issue Class B common stock to continuing members of Zevia LLC, and from time to time after this offering, allow continuing members of Zevia LLC to exchange Class B units for shares of our Class A common stock or, at our election, for cash, on an ongoing basis.

The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Tax Receivable Agreement

Zevia PBC will use (i) approximately $49.8 million of the net proceeds of this offering to purchase Class B units from certain of Zevia LLC’s unitholders at a per-unit price equal to the per-share price paid by the underwriters for shares of Zevia PBC Class A common stock in this offering, (ii) approximately $0.8 million of the net proceeds from this offering to cancel and cash-out outstanding options held by certain of Zevia LLC’s optionholders at a per-option price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering and (iii) approximately $46.0 million of the net proceeds to pay the cash consideration to Direct Zevia Stockholders in connection with the Blocker Mergers. Following this offering, the continuing members of Zevia LLC (not including Zevia PBC) may exchange their Class B units for shares of Zevia PBC’s Class A common stock on a one-for-one basis or, at Zevia PBC’s election, for cash. Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for cancellation as a condition of exercising its right to exchange Class B units for shares of our Class A common stock or, at our election, for cash. As a result of this initial purchase, the Blocker Mergers, and any subsequent exchanges, we will become entitled to a proportionate share of the existing tax basis of the assets of Zevia

LLC. In addition, Zevia LLC will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange occurs, which is expected to result in increases to the tax basis of the tangible and intangible assets of Zevia LLC which will be allocated to Zevia PBC. These increases in tax basis are expected to increase Zevia PBC’s depreciation and amortization deductions for tax purposes and create other tax benefits and may also decrease gains (or increase losses) on future dispositions of certain assets and therefore may reduce the amount of tax that Zevia PBC would otherwise be required to pay.

Zevia PBC will enter into a tax receivable agreement for the benefit of the continuing members of Zevia LLC (not including Zevia PBC) and the Direct Zevia Stockholders, pursuant to which Zevia PBC will pay 85% of the amount of the net cash tax savings, if any, that Zevia PBC realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Zevia PBC’s acquisition of a continuing member’s Zevia LLC units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes we will acquire from the Blocker Companies in the Blocker Mergers and (iii) any payments Zevia PBC makes under the Tax Receivable Agreement (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to the continuing members of Zevia LLC (not including Zevia PBC) and to the Direct Zevia Stockholders pro rata based on their relative percentage ownership of Zevia LLC immediately prior to the Reorganization. Such payments will reduce the cash provided by the tax savings generated from previously described transactions with the members of Zevia LLC and the Direct Zevia Stockholders that would otherwise have been available to Zevia PBC for other uses, including reinvestment or dividends to Zevia PBC Class A stockholders.

Zevia PBC will retain the benefit of the remaining 15% of these net cash tax savings. The obligations under the Tax Receivable Agreement will be Zevia PBC’s obligations and not obligations of Zevia LLC. For purposes of the Tax Receivable Agreement, the benefit deemed realized by Zevia PBC will be computed by comparing Zevia PBC’s U.S. federal, state and local income tax liability to the amount of such U.S. federal, state and local taxes that Zevia PBC would have been required to pay had it not been able to utilize any of the benefits subject to the Tax Receivable Agreement. The actual tax benefits realized by Zevia PBC may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted average state and local income tax rate to calculate tax benefits. In addition, the Zevia LLC Agreement provides that Zevia LLC may elect to apply an allocation method with respect to certain of Zevia LLC investment assets that are held at the time of the closing of this offering that is expected to result in the future, solely for tax purposes, in certain items of loss being specially allocated to Zevia PBC and corresponding items of gain being specially allocated to the other members of Zevia LLC.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless Zevia PBC exercises its right to terminate a Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to a change in control or our breach of a material obligation thereunder), in which case, Zevia PBC will be required to make the termination payment specified in the Tax Receivable Agreement, as described below. We expect that all of the intangible assets, including goodwill, of Zevia LLC allocable to Zevia LLC units acquired or deemed acquired by Zevia PBC from existing members of Zevia LLC at the time of this offering and in taxable exchanges following this offering will be amortizable for tax purposes.

Zevia PBC will have the right to terminate the Tax Receivable Agreement, in whole or in part, at any time. The Tax Receivable Agreement will provide that if (i) Zevia PBC exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under the Tax Receivable Agreement), (ii) Zevia PBC experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) Zevia PBC fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within 180 days after the due date or (v) Zevia PBC materially breaches its obligations under the Tax Receivable Agreement, Zevia PBC will be obligated to make an early termination payment to the beneficiaries under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by Zevia PBC under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that Zevia PBC would have enough taxable income to fully utilize the tax benefit resulting from the tax assets which are the subject of the Tax Receivable Agreement, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by Zevia PBC ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iv) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (v) the assumption that any units (other than those held by Zevia PBC) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by Zevia PBC under the Tax Receivable Agreement at a rate equal to the lesser of (a) 6.5% and (b) the SOFR plus 400 basis points.

We cannot precisely quantify actual annual payments under the Tax Receivable Agreement because estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. The actual increase in tax basis and utilization of tax attributes, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

•

the timing of purchases or future exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Zevia LLC at the time of each purchase of units from the continuing members of Zevia LLC in this offering or each future exchange;

•

the price of shares of our Class A common stock at the time of the purchase or exchange—the tax basis increase in the assets of Zevia LLC is directly related to the price of shares of our Class A common stock at the time of the purchase or exchange;

•

the extent to which such purchases or exchanges are taxable—if the purchase of units from the continuing members of Zevia LLC in connection with this offering or any future exchange is not taxable for any reason, increased tax deductions will not be available;

•	the amount of the exchanging unitholder’s tax basis in its units at the time of the relevant exchange;

•

the amount, timing and character of Zevia PBC’s income—we expect that the Tax Receivable Agreement will require Zevia PBC to pay 85% of the net cash tax savings as and when deemed realized. If Zevia PBC does not have taxable income during a taxable year, Zevia PBC generally will not be required (absent a change in control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in net cash tax savings in a given tax year may generate tax attributes that may be used to generate net cash tax savings in previous or future taxable years. The use of any such tax attributes will generate net cash tax savings that will result in payments under the Tax Receivable Agreement; and

•	U.S. federal, state and local tax rates in effect at the time that we realize the relevant tax benefits.

In addition, the amount of each continuing member’s tax basis in its Zevia LLC units at the time of the purchase or exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that Zevia PBC may have made under the Tax Receivable Agreement and the portion of Zevia PBC’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

However, a significant portion of any potential future payments under the Tax Receivable Agreement is anticipated to be payable over 15 years, consistent with the period over which the associated tax benefits would be realized by Zevia PBC, assuming Zevia LLC generates sufficient income to utilize the deductions. Given the length of time over which payments would be payable, the impact to liquidity in any single year is greatly reduced. Although the timing and extent of future payments could vary significantly under the Tax Receivable Agreement for the factors discussed above, we anticipate funding payments from the Tax Receivable Agreement from cash flows generated from operations, and such payments are not anticipated to be dependent upon the availability of proceeds of this offering.

The payments that we will be required to make under the Tax Receivable Agreement are expected to be substantial. If all of the continuing members of Zevia LLC were to exchange their Zevia LLC units, we would recognize a deferred tax asset of approximately $130.7 million and a liability of approximately $111.1 million, assuming (i) that the continuing members redeemed or exchanged all of their Zevia LLC units immediately after the completion of this offering at the initial public offering price of $14.00 per share of Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of 25.0% and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement.

Similarly, assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Zevia PBC of Zevia LLC units from members of Zevia LLC in connection with this offering to be approximately $26.5 million (or approximately $34.1 million if the underwriters exercise their option to purchase additional shares, the proceeds of which will be used by Zevia PBC to acquire additional Zevia LLC units from members of Zevia LLC) and to range over the next 15 years from approximately $0.7 million to $2.3 million per year (or range from approximately $0.9 million to $2.9 million per year if the underwriters exercise their option to purchase additional shares) and decline thereafter. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $0.8 million to $4.9 million (or range from approximately $1.0 million to $5.5 million if the underwriters exercise their option to purchase additional shares). These estimates are based on an initial public offering price of $14.00 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

The actual future payments to the continuing members of Zevia LLC will vary based on the factors discussed above, and estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. See “Risk Factors—Risks Relating to Governmental Regulation and Tax Matters—In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that Zevia PBC actually realizes.”

Decisions made in the course of running our business, such as with respect to mergers and other forms of business combinations that constitute changes in control, may influence the timing and amount of payments we make under the Tax Receivable Agreement in a manner that does not correspond to our use of the corresponding tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Zevia PBC’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of SOFR plus 300 basis points from the due date (without extensions) of such tax return. Late payments generally accrue interest at a rate of SOFR plus 500 basis points. Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Zevia LLC to make distributions to us. The ability of Zevia LLC to make such distributions will be subject to, among other things, restrictions in the agreements governing our debt. To the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, such payments may be deferred for up to six months and would accrue interest until paid.

Additionally, Zevia PBC shall be required to indemnify and reimburse the “TRA Representative,” who will represent the Direct Zevia Stockholders and the continuing members of Zevia LLC (excluding Zevia PBC) under the Tax Receivable Agreement, for all costs and expenses, including legal and accounting fees and any other costs arising from claims in connection with the TRA Representative’s duties under the Tax Receivable Agreement, provided, the TRA Representative has acted reasonably and in good faith in incurring such expenses and costs.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the IRS to challenge a tax basis increase, Zevia PBC will not, in the event of a successful challenge, be reimbursed for any payments previously made under the Tax Receivable Agreement (although Zevia PBC would reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent such holder has received excess payments). No assurance can be given that the IRS will agree with our tax reporting positions, including the allocation of value among our assets. In addition, the required final and binding determination that a holder of rights under the Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and Zevia PBC will not be permitted to reduce its payments under the Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under that Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement significantly in excess of the benefit that Zevia PBC actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) resulting from (i)(x) Zevia PBC’s acquisition of Zevia LLC units in connection with this offering and (y) Zevia PBC’s acquisition of Zevia LLC units from continuing members of Zevia LLC in future exchanges and (ii) any payments Zevia PBC makes under the Tax Receivable Agreement. Zevia PBC may not be able to recoup those payments, which could adversely affect Zevia PBC’s financial condition and liquidity.

The obligation to make payments under the Tax Receivable Agreement generally will be senior to any similar obligation under any tax receivable agreement that may be entered into in the future. No holder of rights under the Tax Receivable Agreement (including the right to receive payments) may transfer its rights to another person without the written consent of Zevia PBC, except that all such rights may be transferred to another person to the extent that the corresponding Zevia LLC units are transferred in accordance with the Zevia LLC Agreement.

Zevia LLC Agreement

In connection with this offering and the Reorganization, the members of Zevia LLC will amend and restate the Zevia LLC Agreement. In its capacity as the managing member, Zevia PBC will control all of Zevia LLC’s business and affairs. Zevia PBC will hold all of the Class A units of Zevia LLC. Holders of Class A units and Class B units will generally be entitled to one vote per unit with respect to all matters as to which members are entitled to vote under the Zevia LLC Agreement. Class A units and Class B units will have the same economic rights per unit.

Following the offering, any time Zevia PBC issues a share of Class A common stock for cash, the net proceeds received by Zevia PBC will be promptly used to acquire a Class A unit unless used to settle an exchange of a Class B unit for cash. Any time Zevia PBC issues a share of Class A common stock upon an exchange of a Class B unit or settles such an exchange for cash, as described below, Zevia PBC will contribute the exchanged unit to Zevia LLC and Zevia LLC will issue to Zevia PBC a Class A unit. If Zevia PBC issues other classes or series of equity securities (other than pursuant to our incentive compensation plans), Zevia LLC will issue to Zevia PBC an equal amount of equity securities of Zevia LLC with designations, preferences and other rights and terms that are substantially the same as Zevia PBC’s newly issued equity securities. If at any time Zevia PBC issues a share of its Class A common stock pursuant to the 2021 Plan or our other equity plans, Zevia PBC will contribute to Zevia LLC all of the proceeds it receives (if any) and Zevia LLC will issue to Zevia PBC an equal number of its Class A units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If Zevia PBC repurchases, redeems or retires any shares of Class A common stock (or equity securities of other classes or series), Zevia LLC will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of Class A units (or its equity securities of the corresponding classes or series) held by Zevia PBC, upon the same terms and for the same consideration, as the shares of Zevia PBC’s Class A common stock (or equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, membership units of Zevia LLC, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. In the event Zevia PBC acquires Class A units without issuing a corresponding number of shares of Class A common stock, it will make appropriate adjustments to the exchange ratio of Class B units to Class A common stock.

Zevia PBC will have the right to determine when distributions will be made to holders of units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of Class A units and Class B units on a pro rata basis in accordance with the number of units held by such holder.

The holders of units, including Zevia PBC, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Zevia LLC. Net profits and net losses of Zevia LLC will generally be allocated to holders of units (including Zevia PBC) on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, Zevia LLC will be required to allocate net taxable income disproportionately to its members in certain circumstances. The Zevia LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Zevia LLC allocable per unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in Los Angeles, California that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes). The Zevia LLC Agreement will generally require tax distributions to be pro rata based on the ownership of Zevia LLC units, but if the amount of tax distributions to be made exceeds the amount of funds available for distribution, Zevia PBC shall receive a tax distribution calculated using the corporate tax rate, before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata in accordance with their assumed tax liabilities (also using the corporate tax rate), and then to all members (including Zevia PBC) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. Zevia LLC will also make non-pro rata payments to Zevia PBC to reimburse it for corporate and other overhead expenses (which payments from Zevia LLC will not be treated as distributions under the Zevia LLC Agreement). Notwithstanding the foregoing, no distribution will be made pursuant to the Zevia LLC Agreement to any unitholder if such distribution would violate applicable law or result in Zevia LLC or any of its subsidiaries being in default under any material agreement.

The Zevia LLC Agreement provides that Zevia LLC may elect to apply an allocation method with respect to certain of its investment assets that are held at the time of the closing of this offering that is expected to result in the future, solely for tax purposes, in certain items of loss being specially allocated to us and corresponding items of gain being specially allocated to the other members of Zevia LLC. In conjunction herewith, the Tax Receivable Agreement provides that Zevia PBC will pay over to the certain other members of Zevia LLC 85% of the net tax savings to Zevia PBC attributable to those tax losses.

The Zevia LLC Agreement provides that it may generally be amended, supplemented, waived or modified by Zevia PBC in its sole discretion without the approval of any other holder of units, except in the case of amendments that would modify the limited liability of a member or increase the obligation of a member to make capital contributions, adversely affect the right of a member to receive distributions or cause Zevia LLC to be treated as a corporation for tax purposes.

The Zevia LLC Agreement will also entitle certain continuing members (and certain permitted transferees thereof) to exchange their Class B units together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash. The exchange ratio is subject to appropriate adjustment by Zevia PBC in the event Class A units are issued to Zevia PBC without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.

The Zevia LLC Agreement will permit the Class B unitholders to exercise their exchange rights subject to certain reasonable timing procedures and other conditions. The Zevia LLC Agreement will provide that an owner will not have the right to exchange Class B units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with the Company, Zevia LLC or any of their subsidiaries to which Zevia LLC unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that Zevia LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The Zevia LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of Zevia PBC, if the number of units outstanding (other than those held by Zevia PBC) is less than a minimum percentage and in the discretion of Zevia PBC, with the consent of holders of at least 50% of the outstanding Class B units.

Any beneficial holder exchanging Class B units must ensure that the applicable corresponding number of shares of Class B common stock are delivered to us for retirement as a condition of exercising its right to exchange Class B units for shares of our Class A common stock, or, at our election, for cash.

Each holder will agree to restrict the transfer of shares of Zevia LLC units and our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, including: (i) bona fide gifts or charitable contributions; (ii) transfers to any trust, partnership, limited liability company or other entity for the benefit of such holder or an immediate family member, or if such holder is a trust, to any beneficiaries of the trust or the estate of such trust; (iii) distributions to limited partners, partners, members, stockholders, or other equityholders of such holder; (iv) transfers to such holder’s affiliates or to any investment fund or other entity controlled or managed by the holder; (v) exchanges of any units of Zevia LLC (or securities convertible into, exchangeable for or that represent the right to receive units of Zevia LLC) and shares of Class B common stock for shares of Class A common stock (or securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock); (vi) transfers, conversions, reclassifications, redemptions or exchanges of any securities pursuant to the reorganization; (vii) transfers by will, other testamentary document or intestate succession or for bona fide estate planning purposes; (viii) transfers by operation of law, such as pursuant to an order of a court or regulatory agency or pursuant to a domestic order or in connection with a divorce settlement; (ix) transfers to Zevia PBC or its subsidiaries upon exercise of any right in respect of any equity award granted under any incentive plan of Zevia PBC or Zevia LLC or other arrangement described in this prospectus or in the exercise of outstanding options, warrants, restricted stock units or other equity interests; (x) transfers to a bona fide third party pursuant to a merger, consolidation, tender offer or other similar transaction made to all holders of common stock and involving a change of control of Zevia PBC and approved by the board; and (xi) transfers of shares acquired in open market transactions after the completion of this offering.

Amended and Restated Registration Rights Agreement

Prior to the consummation of this offering, we intend to amend and restate our existing Registration Rights Agreement. This agreement will provide holders of our Class B common stock with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, they will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B units. The Amended and Restated Registration Rights Agreement will also provide for piggyback registration rights for the holders party thereto, subject to certain conditions and exceptions.

Transactions with Zevia LLC

Preferred Stock Financings

On April 11, 2018, we issued 212,826 shares of our Series C-2 preferred units to White Pine, Inc. (successor-in-interest to LNC Investment Co., LLC) for aggregate consideration of $750,000, 212,826 shares of our Series C-2 preferred units to NGEN ZLLC Investment Corp. (with its affiliates, the “NGEN Member”) for aggregate consideration of $750,000 and 141,883 shares of our Series C-2 preferred units to Northwood Ventures LLC and Northwood Capital Partners LLC for aggregate consideration of $500,000. In a subsequent closing, we issued 8,371 shares of our Series C-2 preferred units to James Gronowski.

Each of Northwood Ventures LLC and White Pine, Inc. is a greater than 5% beneficial owner of Zevia LLC’s units. Peter Schiff and James Schiff, former members of the board of Zevia LLC, are representatives of Northwood Ventures LLC and Northwood Capital Partners LLC (collectively, the

“Northwood Member”). Brian McGuigan, our director nominee and a member of the board of Zevia LLC, is representative of White Pine, Inc. (the “Laird Norton Member”) and Rosemary Ripley, our director nominee and a member of the board of Zevia LLC, is a representative of the NGEN Member. James Gronowski is a former member of the board of Zevia LLC.

On July 11, 2019 and October 17, 2019, we issued 1,424,969 shares of our Series D preferred units to the Laird Norton Member for aggregate consideration of $13.0 million, 219,226 shares of our Series D preferred units to the NGEN Member for aggregate consideration of $2.0 million and 16,000 shares of our Series D preferred units to James Gronowski for aggregate consideration of $146,000.

On December 21, 2020, we completed an equity financing and issued an aggregate of 11,851,993 of our Series E Preferred Units at a purchase price of $16.8748 per share pursuant to a purchase agreement entered into with Zip Holding Inc. (the “CDPQ Member”) for an aggregate purchase price of approximately $200.0 million. Each Series E Preferred Unit was convertible into one Class A Common Unit. The CDPQ Member is a greater than 5% beneficial owner of our units, and Andy Ruben, Philip Hunter O’Brien, and Justin Shaw, our director nominees and members of the board of Zevia LLC, are representatives of the CDPQ Member.

Repurchase of Securities

In connection with the Series E financing in December 2020, Zevia LLC used approximately $175 million of the proceeds to repurchase outstanding preferred and common units. We repurchased 1,566,944 units from the Northwood Member for an aggregate purchase price of $26.4 million, 2,214,470 units from the Laird Norton Member for an aggregate purchase price of $37.4 million, 163,190 units from Hank Margolis for an aggregate purchase price of $2.7 million, 368,391 units from Robert Gay for an aggregate purchase price of $6.2 million, 10,172 units from Bill Beech for an aggregate purchase price of $0.2 million, 51,136 units from James Gronowski for an aggregate purchase price of $0.9 million, 1,575,666 units from the NGEN Member for an aggregate purchase price of $26.6 million, and 988,537 units from the Spence Family Trust, an affiliate of our Chair and Chief Executive Officer, Paddy Spence, for an aggregate purchase price of $16.7 million.

Prior Zevia LLC Agreements

On April 11, 2018, the members of Zevia LLC entered into a Ninth Amended and Restated Limited Liability Company Agreement of Zevia LLC (the “2018 LLC Agreement”) in connection with the Series C-2 financing. The 2018 LLC Agreement conferred certain rights upon preferred members, including the right to convert preferred units into common units, director appointment rights, and consent rights in the event of certain transactions. In addition, in the event of a transfer of units by a common member, such member was required to give a right of first refusal to the other members and Zevia LLC. If neither Zevia LLC nor the members exercise the right of first refusal with respect to all offered units, the members had the right to include in the proposed transfer, units of the members on no less favorable terms than those offered to the transferring member (the “Tag-Along Right”).

In the event of certain transfers of preferred units, the transferring preferred member was required to give the other preferred members a Tag-Along Right. Each member also had the right of first refusal to purchase such member’s fully diluted percentage interest of all equity securities that Zevia LLC may, from time to time, propose to sell or issue.

Zevia LLC and its members subsequently entered into a Tenth Amended and Restated Limited Liability Company Agreement on July 11, 2019 in connection with the Series D financing and an Eleventh Amended and Restated Limited Liability Company Agreement in connection with the Series E financing on December 17, 2020, each of which conferred substantially the same rights upon members. Pursuant to the Eleventh Amended and Restated Limited Liability Company Agreement, the CDPQ Member had the right to appoint three directors, the Northwood Member had the right to appoint two directors, Paddy Spence had the right to designate one director, the NGEN Member had the right to designate one director and the Laird Norton Member had the right to designate two directors. In addition, the CDPQ Member could require Zevia LLC to initiate an initial public offering prior to 2025. Zevia LLC and its members subsequently entered into a Twelfth Amended and Restated Limited Liability Company Agreement on June 23, 2021, which conferred substantially the same rights upon members. The Twelfth Amended and Restated Limited Liability Company Agreement will be amended and restated in its entirety in connection with this offering and the Reorganization.

Prior Registration Rights Agreements

On April 11, 2018, the members of Zevia LLC entered into the Eighth Amended and Restated Registration Rights Agreement in connection with the Series C-2 financing. This agreement provided these holders with certain registration rights whereby they had the right to require Zevia LLC to register under the Securities Act the equity interest of Zevia LLC, subject to certain conditions and exceptions, including a limit of two such demand registrations, and they had certain piggyback registration rights for a company registration, subject to certain conditions and exceptions.

Zevia LLC and its members subsequently entered into the Ninth Amended and Restated Registration Rights Agreement on July 11, 2019 in connection with the Series D financing and the Tenth Amended and Restated Registration Rights Agreement in connection with the Series E financing on December 17, 2020, each of which conferred substantially the same rights upon members. In connection with the consummation of this offering, we intend to amend and restate the Tenth Amended and Restated Registration Rights Agreement.

Limitations on Liability and Executive Officer and Director Indemnification Agreements

Our directors and officers will not be personally liable for our debts, obligations or liabilities, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a director or an officer of us. In addition, our amended and restated bylaws require us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Person Transactions

We have implemented a written policy pursuant to which the audit committee will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. Prior to approving any transaction with a related party, the audit committee will consider the material facts as to the related party’s relationship with us or interest in the transaction. Related person transactions will not be approved unless the audit committee has approved of the transaction. We did not have a formal review and approval policy for related person transactions at the time of any transaction described above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which as will be in effect as of the consummation of this offering. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the consummation of this offering, our authorized capital stock will consist of 550,000,000 shares of Class A common stock, $0.001 par value per share, 250,000,000 shares of Class B common stock, $0.001 par value per share, and 10,000,000 shares of “blank check” preferred stock, $0.001 par value per share.

Common Stock

We have two classes of common stock: Class A and Class B, each of which has one vote per share. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our amended and restated certificate of incorporation or as otherwise required by applicable law. Pursuant to our amended and restated certificate of incorporation, until such time as less than one-third of the currently outstanding Class B common stock remains outstanding, we may not amend, alter, repeal or waive the provisions of our amended and restated certificate of incorporation that relate to the terms of our capital stock without the approval of the holders of a majority of the then outstanding shares of our Class B common stock, voting as a separate class. Holders of the Class A common stock and Class B common stock, as the case may be, would also have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A common stock

Voting.     Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends.     Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation.     Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

No Preemptive Rights.     Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Class A Common Stock.     We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law. We are obligated to issue Class A common stock (subject to the transfer and exchange restrictions set forth in the Zevia LLC Agreement) to Class B unitholders who exchange their Class B units of Zevia LLC for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired.

Class B common stock

Voting.     Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.” Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends.     Holders of our Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, the holders of our Class B common stock will not be entitled to receive any distributions.

No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. The Class B common stock is subject to automatic retirement upon an exchange of a Class B unit of Zevia LLC for a share of Class A common stock.

Issuance of Additional Class B Common Stock. After this offering and the Reorganization, no additional issuance of shares of Class B common stock will occur, except to holders of Class B units as necessary to maintain a one-to-one ratio between the number of Class B units and the number of shares of Class B common stock outstanding, including in connection with a stock split, stock dividend, reclassification or similar transaction. In connection with an exchange of a Class B unit for Class A common stock, the corresponding share of Class B common stock will automatically be retired.

Preferred Stock

Our amended and restated certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors’ Liability

Our governing documents will limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our amended and restated certificate of incorporation includes provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Exclusive Forum Clause

Our amended and restated certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any “internal corporate claims,” as defined in our amended and restated certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See the section entitled “Risk Factors.”

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; and Class III directors shall initially serve until the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. Commencing with the annual meeting of stockholders to be held in 2027, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any director may only be removed by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock and, until the annual meeting of stockholders to be held in 2027, only for cause. Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors, whether resulting from an increase in the number of directors or the death, disqualification, removal or resignation of a director.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may be called by the board of directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of the stockholders may only be called by the stockholders upon the written request of one or more stockholders of record that own, or who are acting on behalf of persons who own, shares representing 25% or more of the voting power of the then outstanding shares of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws will allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Our amended and restated certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding in order to amend certain provisions, including those relating to our expected public benefit purpose, the removal of directors, the rights and privileges of the common stock, indemnification, exclusive forum, and the prohibition on stockholder action by written consent. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will preclude stockholder action by written consent.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Public Benefit Corporation Status

We are a public benefit corporation under Section 362 of the DGCL. As a public benefit corporation, our board of directors is required by the DGCL to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our amended and restated certificate of incorporation. Under the DGCL, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon the completion of this offering, the lesser of such percentage or shares of at least $2 million in market value.

We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose.

Limitations on Liability and Indemnification of Officers and Directors

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Class A common stock is American Stock Transfer and Trust Company, LLC.

Listing

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “ZVIA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Immediately following the consummation of the offering, we will have an aggregate of 36,300,484 shares of Class A common stock outstanding. Of the outstanding shares, the 14,300,000 shares sold in this offering (or 16,445,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below.

In addition, upon consummation of this offering, the Class B stockholders, including members of our senior leadership team, will in the aggregate beneficially own 28,256,158 Class B units of Zevia LLC (or 27,521,854 Class B units if the underwriters exercise their option to purchase additional shares in full). Pursuant to the terms of our amended and restated certificate of incorporation and the Zevia LLC Agreement, the Class B stockholders may from time to time exchange such Class B units of Zevia LLC for shares of our Class A common stock on a one-for-one basis, subject to exchange timing and volume limitations and customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

We cannot predict what effect, if any, the sales of shares of our Class A common stock from time to time or the availability of shares of our Class A common stock for future sale may have on the market price of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors.”

Lock-Up Agreements

We, our officers and directors and the holders of substantially all of our equity securities will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Underwriting.”

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our Class A common stock outstanding following the consummation of the offering or issuable upon exchange for Class B units of Zevia LLC will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including under Rule 144 promulgated under the Securities Act, which is summarized below.

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our Class A common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period for shares of Class A common stock issued in exchange for Class B units of Zevia LLC will generally include the holding period in the corresponding Class B units exchanged.

Beginning 180 days after the date of this prospectus, our affiliates who have beneficially owned shares of our Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates and the holding period for Class B units of Zevia LLC exchanged for shares of Class A common stock, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock then-outstanding, which will equal approximately 363,005 shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our Class A common stock on the applicable stock exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition, 3,689,177 shares of Class A common stock may be granted under our equity incentive plans. See “Executive Compensation—2021 Equity Incentive Plan.” We intend to file a registration statement on Form S-8 under the Securities Act to register the shares subject to outstanding options granted under the 2011 Plan and RCCCUs granted under the 2020 Plan and otherwise and shares of common stock reserved for issuance under the 2021 Plan, which upon consummation of the offering will total 12,947,487 shares. The 2021 Plan will provide for automatic increases in the shares reserved for grant or issuance under the plan which could result in additional dilution to our stockholders. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

Registration Rights

After this offering, and subject to the lock-up agreements, holders of our Class B common stock will be entitled to certain rights with respect to the registration of shares of our Class A common stock that may be issued in exchange for their Class B units under the Securities Act. For more information, see “Certain Relationships and Related Person Transactions—Amended and Restated Registration Rights Agreement.” After such registration, these shares of our Class A common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences of an investment in our Class A common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances (including the Medicare contribution tax on net investment income and the alternative minimum tax) or to taxpayers subject to special tax rules (including a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities or former U.S. citizen or resident). Except as specifically provided herein, this discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with U.S. federal income tax consequences to a Non-U.S. Holder that acquires our Class A common stock in this offering and holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.

A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the U.S. federal income tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and their partners holding our Class A common stock should consult their own tax advisors concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.

This summary is included herein as general information only. Accordingly, each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions of cash or property that we make with regard to our Class A common stock (other than certain pro rata distributions of our stock) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a duly completed and properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment (or, for an individual, a fixed base) maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a duly completed and properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our Class A common stock, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our Class A common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder for whom gain recognized on the disposition of our common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a foreign corporation, the branch profits tax discussed above generally may also apply.

Information Reporting Requirements and Backup Withholding

The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A Non-U.S. Holder generally will be required to provide proper certification (usually on a Form W-8BEN or Form W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

UNDERWRITING

The company and Goldman Sachs & Co. LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Stephens Inc.
BMO Capital Markets Corp.
Wells Fargo Securities, LLC
Telsey Advisory Group LLC
Loop Capital Markets LLC
Academy Securities, Inc.
AmeriVet Securities, Inc.
Samuel A. Ramirez & Company, Inc.

Total	14,300,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,145,000 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,145,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of all of Zevia LLC’s units and the company’s common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The agreement is subject to certain specified exceptions, including: (i) bona fide gifts or charitable contributions; (ii) transfers to any trust, partnership, limited liability company or other entity for the benefit of the lock-up signatory or an immediate family member, or if the lock-up signatory is a trust, to any beneficiaries of the trust or the estate of such trust; (iii) distributions to limited partners, partners, members, stockholders, or other equityholders of the lock-up signatory; (iv) transfers to the lock-up signatory’s affiliates or to any investment fund or other entity controlled or managed by the lock-up signatory; (v) exchanges of any units of Zevia LLC (or securities convertible into, exchangeable for or that represent the right to receive units of Zevia LLC) and shares of Class B common stock for shares of Class A common stock (or securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock); (vi) transfers, conversions, reclassifications, redemptions or exchanges of any securities pursuant to the Reorganization; (vii) transfers by will, other testamentary document or intestate succession or for bona fide estate planning purposes; (viii) transfers by operation of law, such as pursuant to an order of a court or regulatory agency or pursuant to a domestic order or in connection with a divorce settlement; (ix) transfers to the Company or its subsidiaries upon exercise of any right in respect of any equity award granted under any incentive plan of the Company or Zevia LLC or other arrangement described in this prospectus relating to the offering or in the exercise of outstanding options, warrants, restricted stock units or other equity interests; (x) transfers to a bona fide third party pursuant to a merger, consolidation, tender offer or other similar transaction made to all holders of common stock and involving a change of control of the Company and approved by the board, subject to certain restrictions; and (xi) transfers of shares acquired in open market transactions after the completion of this offering. The lock-up restrictions described above do not apply to us with respect to certain customary transactions, including in connection with our issuance of up to 5% of the total outstanding shares of common stock in acquisitions or other similar strategic transactions, subject to a requirement that the recipients enter into a lock-up agreement with the underwriters containing similar restrictions for the remainder of the lock-up period. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on the New York Stock Exchange under the symbol “ZVIA”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.    In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

At our request, an affiliate of a participating underwriter has reserved for sale, at the initial public offering price, up to 5% of the shares of Class A common stock offered by this prospectus for sale to certain individuals. If these persons purchase reserved shares of Class A common stock, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus.

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $8,404,912. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of Class A common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statement of Zevia PBC included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Zevia LLC as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein dated April 19, 2021 (June 24, 2021 as to the immaterial correction described in Note 1). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.zevia.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Zevia PBC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Zevia PBC (the “Company”) as of March 23, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 23, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/  Deloitte & Touche LLP

Los Angeles, California

June 4, 2021

We have served as the Company’s auditor since 2021.

ZEVIA, PBC

BALANCE SHEET

AS OF MARCH 23, 2021 (INCEPTION)

March 23, 2021
Assets
Other receivable	$1

Total assets	$1

Stockholder’s equity
Common stock, $0.001 par value—1,000 shares authorized, no shares issued and outstanding	$1

Total stockholder’s equity	$1

ZEVIA PBC

NOTES TO BALANCE SHEET

AS OF MARCH 23, 2021 (INCEPTION)

1. ORGANIZATION AND NATURE OF THE BUSINESS

Zevia PBC (“the Company”) is a Delaware public benefit corporation which was formed on March 23, 2021 (inception). The initial stockholder of the Company, which holds all of the shares of common units authorized, issued and outstanding, is the Chief Executive Officer (“the Purchaser”). The Company issued to the Purchaser, and the Purchaser agreed to purchase 1,000 shares of its Common Stock (the “Shares”), for $1 cash consideration to be paid in full before the issuance and delivery of the Shares. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Zevia, LLC. Zevia PBC will be the sole managing member of Zevia, LLC and will operate and control all of the businesses and affairs of Zevia, LLC and, through Zevia, LLC, continue to conduct the business now conducted by that entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Balance Sheet is prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. As there has been no activity for this entity as of its inception, separate statements of operations, changes in stockholder’s equity and cash flows have not been presented. The Company’s year-end is December 31.

On the date of inception, the sole stockholder, acquired 1,000 shares of common stock for cash consideration of $0.001 per share, or total cash consideration of $1.

Offering Costs

In connection with the initial public offering (“IPO”), affiliates of the Company have or will incur accounting, legal and other costs, which will be reimbursed by the Company upon the consummation of the IPO. Such costs will be deferred and recorded as a reduction to stockholder’s equity and recorded against the proceeds from the offering. In the event the offering is aborted, such deferred offering costs will be expensed.

Organization Costs

Organization costs are expensed as incurred. Such costs are comprised of the legal and professional fees associated with the formation of the Company.

Income Taxes

The Company is treated as a subchapter C corporation, and therefore, are subject to both federal and state income taxes. Zevia LLC will continue to be recognized as a limited liability company, a pass-through entity for income tax purposes.

3. SUBSEQUENT EVENTS

Management has performed an analysis of activities and transactions subsequent to March 23, 2021 through June 4, 2021 which is the date the financial statements were issued, to determine the need for any adjustments to or disclosures within these financial statements as of March 23, 2021 and has determined that there are no subsequent events requiring disclosure.

ZEVIA LLC

BALANCE SHEETS (Unaudited)

(in thousands, except unit and per unit amounts)	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$12,361	$14,936
Accounts receivable, net	9,361	6,944
Inventories, net	20,066	20,800
Prepaid expenses and other current assets	2,821	1,492

Total current assets	44,609	44,172
Property and equipment, net	1,065	991
Right-of-use assets under operating leases, net	637	773
Intangible assets, net	3,888	3,939
Other non-current assets	68	81

Total assets	$50,267	$49,956

LIABILITIES AND REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$8,927	$7,770
Accrued expenses	1,288	3,429
Operating lease liabilities	641	623
Other current liabilities	3,402	2,251

Total current liabilities	14,258	14,073
Operating lease liabilities, net of current portion	70	238

Total liabilities	14,328	14,311
Commitments and contingencies (Note 9)
Redeemable convertible preferred units:
No par values. Authorized units of 34,410,379 and 34,410,379; 26,322,803 and 26,322,803 units issued and outstanding as of March 31, 2021 and December 31, 2020, respectively; and aggregate liquidation preference, $329,753 and $329,753 as of March 31, 2021 and December 31, 2020, respectively.	232,457	232,457
Members’ deficit:
Common units: No par value. Authorized units of 7,274,742 and 7,274,742; 2,476,386 and 2,438,812 units issued and outstanding at March 31, 2021 and December 31, 2020, respectively.	976	966
Additional paid-in capital	37	—
Accumulated deficit	(197,531)	(197,778)

Total members’ deficit	(196,518)	(196,812)

Total liabilities, redeemable convertible preferred units and members’ deficit	$50,267	$49,956

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

	For the Three Months Ended March 31,
(in thousands, except unit and per unit amounts)	2021	2020
Net sales	$30,694	$22,490
Cost of goods sold	16,506	13,458

Gross profit	14,188	9,032
Operating expenses:
Selling and marketing expenses	7,988	6,921
General and administrative expenses	5,713	4,333
Depreciation and amortization	244	223

Total operating expenses	13,945	11,477

Income (loss) from operations	243	(2,445)
Other income (expense), net	4	(149)

Net income (loss) and comprehensive income (loss)	$247	$(2,594)

Net income (loss) attributable to common unit holders	$19	(2,594)

Net income (loss) per unit attributable to common unit holders, basic	$0.01	$(0.57)

Net income (loss) per unit attributable to common unit holders, diluted	$0.01	$(0.57)

Weighted average common units outstanding, basic	2,462,575	4,548,641

Weighted average common units outstanding, diluted	30,481,923	4,548,641

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT (Unaudited)

(in thousands, except unit and per unit amounts)	Redeemable Convertible Preferred Units		Common Unit		Additional Paid-In	Accumulated	Members’
	Units	Amount	Units	Amount	Capital	Deficit	Deficit
Balance at January 1, 2020	22,558,386	$58,037	4,529,061	$1,810	$1,312	$(43,091)	$(39,969)
Exercise of common units	—	—	20,020	5	—	—	5
Unit based compensation expense	—	—	—	—	29	—	29
Net loss	—	—	—	—	—	(2,594)	(2,594)

Balance at March 31, 2020	22,558,386	$58,037	$4,549,081	$1,815	$1,341	$(45,685)	$(42,529)

Balance at January 1, 2021	26,322,803	$232,457	2,438,812	$966	—	$(197,778)	$(196,812)
Exercise of common units	—	—	37,574	10	—	—	10
Unit based compensation expense	—	—	—	—	37	—	37
Net income	—	—	—	—	—	247	247

Balance at March 31, 2021	26,322,803	$232,457	2,476,386	$976	$37	$(197,531)	$(196,518)

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

STATEMENTS OF CASH FLOWS (Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2021	2020
Operating activities:
Net income (loss)	$247	$(2,594)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	231	211
Amortization of debt issuance cost	13	12
Unit-based compensation expense	37	29
Changes in operating assets and liabilities:
Accounts receivable, net	(2,417)	(1,440)
Inventories, net	734	(1,290)
Right of use asset	136	112
Prepaid expenses and other current assets	(1,329)	221
Other non-current assets	—	1
Accounts payable	1,157	2,189
Accrued expenses	(2,141)	227
Operating lease liabilities	18	18
Other current liabilities	1,151	(32)
Operating lease liabilities, net of current portion	(168)	(139)

Net cash (used in)/provided by operating activities	(2,331)	(2,475)
Investing activities:
Purchases of property and equipment	(254)	(442)

Net cash used in investing activities	(254)	(442)
Financing activities:
Proceeds from exercise of common units	10	4
Proceeds from revolving line of credit(1)	29,466	25,053
Repayment of revolving line of credit(1)	(29,466)	(21,549)

Net cash provided by financing activities	10	3,508

Net change from operating, investing, and financing activities	(2,575)	591
Cash at beginning of period	14,936	3,243

Cash at end of period	12,361	3,834

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$36	$26

Unpaid deferred offering costs	$1,020	$—

(1)

The Company’s revolving line of credit provides for daily drawdowns and repayments of amounts outstanding. As of March 31, 2021, and 2020, no amounts were outstanding under the line of credit given repayments equaled drawdowns for each of the periods presented. Consistent with the provisions of ASC Topic 230, Statement of Cash Flows, the Company has presented these daily draw downs and repayments under its revolving line of credit with its lender on a gross basis in the statements of cash flows for the periods ended March 31, 2021, and 2020.

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Organization and operations

Zevia LLC (the “Company” or “Zevia”) develops, markets, sells, and distributes a wide variety of zero calorie, non-GMO verified, carbonated soft drinks under the Zevia® brand name. The Company’s products are sold principally in the United States and Canada through various retailer channels, including grocery stores, natural products stores, warehouse stores, and specialty outlets. The Company’s products are manufactured and maintained at third-party beverage production and warehousing facilities located in both the United States and Canada.

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and with the instructions to Securities and Exchange Commission (“SEC”) Article 10 of Regulation S-X. Accordingly, these financial statements do not include all information and footnotes required by US GAAP for complete financial statements, and are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2021 or for any other interim period or for any other future fiscal year. The balance sheet as of December 31, 2020, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by US GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been or omitted pursuant to such rules and regulations. Therefore, these interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2020 and notes included elsewhere in this registration statement In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the results of operations, financial position and cash flows for the periods presented have been reflected. The Company believes that the disclosures provided herein are adequate to prevent the information presented from being misleading.

Immaterial correction

Subsequent to the issuance of the financial statements for the three months ended March 31, 2021 and 2020, we identified certain corrections to line items within operating activities and within financing activities in the statements of cash flows and corrections to diluted earnings per share (EPS). Accordingly, we have revised the accompanying unaudited statement of cash flows, unaudited statement of operations, as follows: (1) corrections to increase proceeds from revolving line of credit by $3.5 million for the three months ended March 31, 2020 and to decrease changes in other current liabilities by the same amount — these corrections increased cash used in operating activities by $3.5 million and increased cash provided by financing activities by the same amount for the three months ended March 31, 2020; (2) correction to diluted EPS for the quarter ended March 31, 2021 to $0.01 per share from the $0.00 per share previously reported and related correction to the weighted average common units outstanding, diluted, to 30,481,923 units from 39,074,799 units previously reported. We assessed the significance of the misstatements and concluded that they are not material to any prior periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2020 financial statements, except as noted below.

Use of estimates

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amount of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company relate to net sales and associated cost recognition; the useful lives assigned to and the recoverability of property and equipment; reserves recorded for inventory obsolescence; the incremental borrowing rate for lease liabilities; allowance for doubtful accounts; and the determination of the fair value of equity instruments, including redeemable convertible preferred and common units, restricted unit awards, and equity-based compensation awards. On an ongoing basis, we evaluate our estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of our assets and liabilities.

Deferred offering costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Company’s planned registration statement on Form S-1 filed with the SEC. These costs will be charged to Members’ equity (deficit) upon the completion of the transaction. In the event the transaction is aborted, deferred offering costs will be expensed. During the three months ended March 31, 2021, the Company incurred offering costs of approximately $1.6 million, with approximately $1.0 million of this amount included in accounts payable in the accompanying balance sheets. These deferred offering costs are included in prepaid expenses and other current assets in the accompanying balance sheets.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU provides for a new impairment model which requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for private companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2022. We currently do not expect this guidance to have a significant impact on our financial statements as the Company does not have a history of material credit losses.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software. The ASU is effective for private companies for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. We currently do not expect this guidance to have a significant impact on our financial statements as the Company does not currently have material cloud computing software.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock, as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance and requires the application of the if-converted method for calculating diluted earnings per share and treasury stock method will be no longer available. ASU 2020-06 is applicable to this Company for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company adopted the ASU as of January 1, 2021 and has applied the accounting standard update in computing diluted earnings per share for its redeemable convertible preferred units. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Any other recently issued accounting pronouncements are neither relevant, nor expected to have a material impact on the Company’s financial statements.

3. REVENUES

Disaggregation of Revenue

The following table disaggregates the Company’s sales by channel:

	For the three months ended March 31,
(in thousands)	2021	2020
Retail sales	$25,867	$19,922
Online/ecommerce	4,827	2,568

Net sales	$30,694	$22,490

Contract liabilities

Contract liabilities are recorded as deferred revenue on the accompanying balance sheets and includes payments received in advance of performance obligations being filled under the contract. The Company did not have any material unsatisfied performance obligations as of March 31, 2021 and 2020, respectively.

4. INVENTORIES, NET

Inventories consist of the following as of:

(in thousands)	March 31, 2021	December 31, 2020
Raw materials	$8,043	$8,155
Finished goods	12,023	12,645

Inventories, net	$20,066	$20,800

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of:

(in thousands)	March 31, 2021	December 31, 2020
Leasehold improvements	$468	$468
Computer equipment and software	1,690	1,454
Furniture and equipment	475	473
Quality control equipment	357	340

	$2,990	$2,735
Less accumulated depreciation	(1,925)	(1,744)

Property and equipment, net	$1,065	$991

For the three months ended March 31, 2021 and March 31, 2020, depreciation expense, including the amortization of leasehold improvements, amounted to approximately $180,000 and $161,000, respectively, and is included under depreciation and amortization in the accompanying statements of operations and comprehensive loss.

6. INTANGIBLE ASSETS, NET

The following table provides information pertaining to the Company’s intangible asset as of:

(in thousands)	Useful lives	March 31, 2021	December 31, 2020
Customer relationships	15 years	$3,007	$3,007
Accumulated amortization		(2,119)	(2,068)

		888	939
Trademarks	Indefinite	3,000	3,000

		$3,888	$3,939

For the three months ended March 31, 2021 and March 31, 2020, total amortization expense amounted to approximately $51,000 for each of the periods then ended. No impairment losses have been recorded on any of the Company’s intangible assets for the three-month period ended March 31, 2021 and March 31, 2020.

Amortization expense for intangible assets with definite lives is expected to be as follows:

(in thousands)
Remainder of 2021	$150
2022	200
2023	200
2024	200
2025	138

Expected amortization expense for intangible assets with definite lives	$888

7. DEBT

Line of Credit

In 2019, the Company entered into a $9.0 million revolving line of credit with a third-party lender, which matured on April 30, 2022. In June 2020, the Company amended the revolving line of credit to increase it to $12.0 million. Borrowings under the revolving line are secured by accounts receivable and inventory. As of March 31, 2021, and December 31, 2020, the revolving line interest rate was 7.5% annual percentage rate (APR) and there was no outstanding balance. On June 1, 2021, the Company extended its line of credit through April 30, 2023 and there were no other modifications made to the terms and conditions of the arrangement.

The line of credit agreement includes various affirmative and negative covenants, that are customary for credit facilities and transactions of this type. The covenants, among other things, require the Company to maintain minimum amounts of tangible net worth, debt-to-equity, and debt service coverage as defined, and limits the level of acquisitions of property and equipment. As of the periods ended March 31, 2021 and December 31, 2020, the Company was in compliance with these financial covenants.

Further, the agreement requires the Company to pay a fee on the unused portion of the line of credit in an amount equal to 0.5% per annum multiplied by the difference between, (i) the maximum loan amount and (ii) the average for the prior month of the daily closing balances of the loans outstanding during such month for which such fee is due.

8. LEASES

The Company leases office spaces, vehicles, and equipment. The Company’s recognized lease costs include:

	For the three months ended March 31,
(in thousands)	2021	2020
Income Statement
Operating lease cost(1)	$151	$150
Other Information
Operating cash flows from operating leases	$165	$159

Weighted-average remaining lease term (months)	13.36	25.34

Weighted-average discount rate	7.56%	7.56%

(1)	Operating lease cost is recorded within general and administrative expenses in the accompanying statements of operations and comprehensive loss.

The Company’s variable lease costs and short-term lease costs were inconsequential.

Maturities of lease payments under non-cancellable leases were as follows:

(in thousands)	March 31, 2021
Remainder of 2021	$501
2022	240
2023	1

Total lease payments	742
Less Imputed Interest	(31)

Present value of lease liabilities	$711

9. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various non-cancellable lease agreements providing for office space, vehicles and equipment that expire at various dates through 2023. Refer to Note 8.

Purchase commitments

The Company enters into various agreements with suppliers for the purchase of raw material with variable pricing and minimum purchase quantities.

The Company purchases various raw material items, ingredients, and packaging materials. An interruption in supply from any of such resources could result in the Company’s inability to produce certain products for limited or possibly extended periods of time. The aggregate value of purchases from suppliers of such limited resources described above for each of the periods ended March 31, 2021, and March 31, 2020 was $2.6 million.

Legal proceedings

The Company is involved from time to time in various claims, proceedings, and litigation. The Company establishes reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Management has not identified any legal matters where it believes an unfavorable outcome is reasonably possible and/or for which an estimate of possible losses can be made. Management does not believe that the resolution of these matters would have a material impact on the financial statements.

10. BALANCE SHEET COMPONENTS

Accrued Expenses

Accrued expenses consisted of the following as of:

(in thousands)	March 31, 2021	December 31, 2020
Accrued payroll expenses and other	$40	$40
Accrued customer paid bottle deposits	624	563
Accrued incentive compensation	624	2,826

Total	$1,288	$3,429

Other Current Liabilities

Other current liabilities consisted of the following:

(in thousands)	March 31, 2021	December 31, 2020
Accrued vacation liability	$833	$728
Other current liabilities	2,569	1,523

Total	$3,402	$2,251

11. EQUITY-BASED COMPENSATION

The Company uses a Black-Scholes valuation model to measure unit option expense as of each respective grant date. Generally, unit option grants vest ratably over four years, have a ten-year term, and have an exercise price equal to the fair market value of each respective class of common unit as of the grant date. The fair value of unit options, net of forfeitures, is amortized to expense over the vesting period. In determining the fair value of the Company’s unit options, management has made certain assumptions in calculating the various elements used in the option valuation model, including the expected term, volatility, and the expected forfeiture rate per year. There were no option grants during the period ended March 31, 2021 and 2020.

The Company’s equity-based compensation expense for the three months ended March 31, 2021 and 2020 amounted to approximately $37,000 and $29,000, respectively which is included in general and administrative expenses in the statements of operations and comprehensive loss.

As of March 31, 2021, the Company’s non-vested unit options have a weighted average remaining contractual life of approximately 2.1 years. Total unrecognized unit compensation expense on unvested unit options as of March 31, 2021, and 2020 was approximately $358,000 and $49,000, respectively.

Restricted Unit Awards

In March 2021, the Company granted 878,250 units of Restricted Class C common units. Under the terms of the award agreement, these Restricted Class C common units carry a ten-year term from their grant date, and fully vest at the earlier of (i) a change of control of the Company, or (ii) six months after the effective date of an IPO and termination of any lock up period.

Also, in March 2021, the Board approved an amendment to the RCCCs granted in August 2020 (“the Amendment”). The Amendment changes the vesting of the restricted units to occur as follows: (i) in the event of a change of control, or (ii) in the event of an IPO, the RCCC units granted in August 2020 shall vest in equal monthly installments over a 36-month period following the termination of any lockup period and shall be subject to the participant’s continued employment through such vesting date. Additionally, settlement shall occur within 30 days following the vesting the restricted units and the participant shall be entitled to receive one Class C Common Unit for each restricted unit granted that vests. All other terms related to the August 2020 grant remained unchanged. As a result of the modification of the award in March 2021, the Company will recognize an incremental charge of approximately $34.0 million over the vesting period, subsequent to the performance condition being met, resulting from the fair value of the awards as measured upon its modification.

Total unrecognized compensation expense on unvested restricted unit awards as of March 31, 2021, was approximately $73.4 million. Because the Company deems the likelihood of vesting as not probable, there was no compensation expense recognized for restricted unit awards during the three months ended March 31, 2021 and 2020, respectively.

12. SEGMENT REPORTING

The Company applies ASC Topic 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. The Company has a single reportable operating segment which operates as a product portfolio with a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker (“CODM”); how the business is defined by the CODM; the nature of the information provided to the CODM and how that information is used to make operating decisions; and how resources and performance are accessed. The Company’s CODM is the Chief Executive Officer. The results of the operations provided to and analyzed by the CODM at the Company level and accordingly, key resource decisions and assessment of performance are performed at the Company level. The Company has a common management team across all product lines and the Company does not manage these products as individual businesses and as a result, cash flows are not distinct.

Combined net sales from other geographic regions outside of the United States were not considered material as net sales to customers headquartered outside of the United States was under 10% of the Company’s total net sales.

13. MAJOR CUSTOMERS, ACCOUNTS RECEIVABLE AND VENDOR CONCENTRATION

The table below represents the Company’s major customers and accounted for more than 10% of total net sales for the periods:

	For the three months ended March 31,
	2021	2020
Customer A	17%	14%
Customer B	16%	20%
Customer C	14%	11%
Customer D	11%	15%

The table below represents the Company’s customers which accounted for more than 10% of total accounts receivable, net as of:

	For the three months ended March 31,
	2021	2020
Customer A(1)	26%	9%
Customer E(1)	12%	8%
Customer F	10%	12%

(1)	Customer A, and E’s net accounts receivable balances as of March 31, 2020 were less than 10% of total accounts receivable, net and are included as they are over 10% as of March 31, 2021.

The table below represents raw material vendors that accounted for more than 10% of all raw material purchases for the periods:

	March 31,
	2021	2020
Vendor A	33%	33%
Vendor B	22%	26%
Vendor C	14%	11%

14. NET INCOME (LOSS) PER UNIT ATTRIBUTABLE TO COMMON UNIT HOLDERS

As all of the Company’s common units and redeemable convertible preferred units are participating securities, the Company has applied the two-class method. Net income(loss) per unit under the two-class method is the same for all classes of common units for the periods presented.

The computation of income (loss) per unit is as follows:

	Quarter Ended March 31,
(in thousands, except unit and per unit amounts)	2021	2020
Net loss per unit:
Net income (loss)	$247	$(2,594)
Less: Impact of assumed conversions
Income allocated to participating units	(228)	—

Net income available to Class A, Class B and Class C common unit members	19	(2,594)
Units used in computation:
Weighted -average common units outstanding, Basic	2,462,575	4,548,641
Common equivalent units from options to purchase common units, restricted units and conversion of redeemable convertible preferred units	28,019,349	—

Weighted average common units outstanding, Diluted	30,481,923	4,548,641

Basic net income (loss) per unit	$0.01	$(0.57)

Diluted net income (loss) per unit	$0.01	$(0.57)

The following potentially dilutive units were not included in the calculation of diluted units outstanding as the effect would have been anti-dilutive:

	March 31,
	2021	2020
Employee unit options	466,123	4,549,081
Restricted units	2,108,566	1,211,322
Redeemable convertible preferred units	—	22,600,634

15. SUBSEQUENT EVENTS

Subsequent to March 31, 2021, the Company closed on the purchase of an additional warehouse facility of approximately $1.7 million and was paid for in full in May 2021.

Additionally, on June 1, 2021, the Company modified its existing line of credit to extend the credit line through April 30, 2023. There were no other significant modifications made to the line of credit.

On June 23, 2021, the Company amended and restated its existing limited liability company agreement to, among other things, update the liquidation preferences to provide that once the initial liquidation preferences of the Preferred Series and Class A Common Unit are satisfied, additional liquidation participation preferences are provided to the Preferred Series and Common Unit holders to the extent available such that the Series A, Series B, Series B-1, Series B-2, Series C, Series C-1, Series C-2, Series D, Series E and Common Unit holders participate to an aggregate amount of $22.78 per unit. Once all liquidation preferences and participations are satisfied, all Preferred and Common Unit holders will participate in the remaining proceeds of the Company on an as converted basis.

The Company has evaluated subsequent events through June 24, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Zevia LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Zevia LLC (the “Company”) as of December 31, 2019 and 2020, the related statements of operations and comprehensive loss, changes in redeemable convertible preferred units and members’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, California

April 19, 2021 (June 24, 2021 as to the effects of the immaterial correction discussed in Note 1)

We have served as Company’s auditor since 2020.

ZEVIA LLC

BALANCE SHEETS

	December 31,
(in thousands, except unit and per unit amounts)	2020	2019
ASSETS
Current assets:
Cash	$14,936	$3,243
Accounts receivable, net	6,944	4,875
Inventories, net	20,800	11,392
Prepaid expenses and other current assets	1,492	1,304

Total current assets	44,172	20,814
Property and equipment, net	991	920
Right-of-use assets under operating leases, net	773	1,282
Intangible assets, net	3,939	4,139
Other non-current assets	81	112

Total assets	$49,956	$27,267

LIABILITIES AND REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$7,770	$5,597
Accrued expenses	3,429	1,017
Operating lease liabilities	623	427
Other current liabilities	2,251	1,308

Total current liabilities	14,073	8,349
Operating lease liabilities, net of current portion	238	850

Total liabilities	14,311	9,199
Commitments and contingencies (Note 10)
Redeemable convertible preferred units:
No par values. Authorized units of 34,410,379 and 22,558,386; 26,322,803 and 22,558,386 units issued and outstanding as of December 31, 2020 and 2019, respectively; and aggregate liquidation preference, $329,753 and $59,753 as of December 31, 2020 and 2019, respectively.	232,457	58,037
Members’ deficit:
Common units: No par value. Authorized units of 7,274,742 and 8,451,586; 2,438,812 and 4,529,061 units issued and outstanding at December 31, 2020 and 2019, respectively.	966	1,810
Additional paid-in capital	—	1,312
Accumulated deficit	(197,778)	(43,091)

Total members’ deficit	(196,812)	(39,969)

Total liabilities, redeemable convertible preferred units and members’ deficit	$49,956	$27,267

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(in thousands)	2020	2019
Net sales	$110,025	$85,562
Cost of goods sold	60,523	48,662

Gross profit	49,502	36,900
Operating expenses:
Selling and marketing expenses	27,333	27,643
General and administrative expenses(1)	26,715	13,925
Depreciation and amortization	932	786

Total operating expenses	54,980	42,354

Loss from operations	(5,478)	(5,454)
Other income (expense), net	(593)	47

Net loss and comprehensive loss	(6,071)	(5,407)

Net loss attributable to common unit holders(2)	(126,512)	(5,407)

Net loss per unit attributable to common unit holders, basic and diluted(2)(3)	$(28.05)	$(1.20)

Weighted average common units outstanding, basic and diluted	4,510,572	4,522,909

(1)

Included is compensation expense of $7.8 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, representing the excess of the repurchase price over then assessed fair value of the units repurchased which were held by employees. Refer to Note 9 within the accompanying notes.

(2)

Included is an incremental reduction to accumulated deficit of $120.4 million for the year ended December 31, 2020 related to excess of tender offer purchase price over then assessed fair value. Refer to Note 9 and Note 17 within the accompanying notes.

(3)	Net loss per unit under the two-class method is the same under all classes of common units. Refer to Note 17 within the accompanying notes.

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT

(in thousands, except unit and per unit amounts)	Redeemable Convertible Preferred Units		Common Units		Additional Paid-In	Related Party Notes	Accumulated	Members’
	Units	Amount	Units	Amount	Capital	Receivable	Deficit	Deficit
Balance at December 31, 2018	20,595,873	$41,253	4,510,418	$1,809	$358	$(100)	$(37,684)	$(35,617)
Series D Redeemable convertible preferred units issued, (net of issuance costs of $1,120)	1,962,513	16,784	—	—	—	—	—	—
Exercise of common units	—	—	18,643	1	—	—	—	1
Proceeds from transaction in common and redeemable convertible preferred units	—	—	—	—	348	—	—	348
Repayment of related party notes receivable	—	—	—	—	—	100	—	100
Equity based compensation expense	—	—	—	—	606	—	—	606
Net loss	—	—	—	—	—	—	(5,407)	(5,407)

Balance at December 31, 2019	22,558,386	$58,037	4,529,061	$1,810	$1,312	$—	$(43,091)	$(39,969)

Series E Redeemable convertible preferred units issued, (net of issuance costs of $9,565)	11,851,993	190,435	—	—	—	—	—	—
Exercise of common units	—	—	130,276	30	—	—	—	30
Proceeds from transaction in common and redeemable convertible preferred units	—	—	—	—	311	—	—	311
Equity based compensation expense	—	—	—	—	7,870	—	—	7,870
Repurchase of common and redeemable convertible preferred units	(8,087,576)	(16,015)	(2,220,525)	(874)	(9,493)	—	(148,616)	(158,983)
Net loss	—	—	—	—	—	—	(6,071)	(6,071)

Balance at December 31, 2020	26,322,803	$232,457	2,438,812	$966	$—	$—	$(197,778)	$(196,812)

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31
(in thousands)	2020	2019
Operating activities:
Net loss	$(6,071)	$(5,407)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	932	786
Loss from sale/disposal of assets	2	70
Amortization of debt issuance cost	52	36
Equity-based compensation expense	7,870	606
Changes in operating assets and liabilities:
Accounts receivable, net	(2,069)	(1,156)
Inventories, net	(9,408)	(3,111)
Right of use asset	509	430
Prepaid expenses and other current assets	(188)	(574)
Other non-current assets	1	22
Accounts payable	2,173	(5,724)
Accrued expenses	2,412	(692)
Operating lease liabilities	196	(3)
Other current liabilities	943	385
Operating lease liabilities, net of current portion	(612)	(432)

Net cash used in operating activities	(3,258)	(14,764)
Investing activities:
Purchases of property and equipment	(805)	(456)

Net cash used in investing activities	(805)	(456)
Financing activities:
Proceeds from exercise of common units	30	1
Proceeds from issuance of redeemable convertible preferred units, net of issuance costs	190,435	16,784
Repurchase of common and redeemable convertible preferred units	(175,000)	—
Proceeds from transaction in common and redeemable convertible preferred units	311	348
Payment of debt issuance costs	(20)	(144)
Proceeds from revolving line of credit(1)	113,056	75,942
Repayment of revolving line of credit(1)	(113,056)	(75,942)
Proceeds from PPP Loan	1,429	—
Repayment of PPP Loan	(1,429)	—
Repayment of related party notes receivable	—	100

Net cash provided by financing activities	15,756	17,089

Net change from operating, investing, and financing activities	11,693	1,869
Cash at beginning of period	3,243	1,374

Cash at end of period	$14,936	$3,243

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$321	$288

Non-cash recognition of Right of use assets and related lease liabilities upon adoption of ASC 842	$—	$1,712

(1)

The Company’s revolving line of credit provides for daily drawdowns and repayments of amounts outstanding. As of December 31, 2020, and 2019, no amounts were outstanding under the line of credit given repayments equaled drawdowns for each of the years presented. Consistent with the provisions of ASC Topic 230, Statement of Cash Flows, the Company has presented these daily drawdowns and repayments under its revolving line of credit with its lender on a gross basis in the statements of cash flows for the years ended December 31, 2020 and 2019.

The accompanying notes are an integral part of these financial statements

ZEVIA LLC

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Organization and operations

Zevia LLC (the “Company” or “Zevia”) develops, markets, sells, and distributes a wide variety of zero calorie, non-GMO verified, carbonated soft drinks under the Zevia® brand name. The Company’s products are sold principally in the United States and Canada through various retailer channels, including grocery stores, natural products stores, warehouse stores, and specialty outlets. The Company’s products are manufactured and maintained at third-party beverage production and warehousing facilities located in both the United States and Canada.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Certain monetary amounts, percentages, and other figures included elsewhere in these financial statements have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The World Health Organization declared in March 2020 that the outbreak of the coronavirus disease (“COVID-19”) constitutes a pandemic. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The Company’s operations have not been adversely impacted by the COVID-19 pandemic to a significant extent. The global impact of COVID-19 continues to rapidly evolve, and the Company will continue to monitor the situation and the effects on its business and operations, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments, or the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Immaterial corrections

Subsequent to the issuance of our 2020 and 2019 financial statements, we identified certain corrections to line items within operating activities and within financing activities in the statements of cash flows that have been revised the accompanying statements of cash flows from amounts previously reported, related to the following: (1) $1.7 million correction of presentation of noncash lease activities, increasing the changes in right of use asset by $1.7 million, decreasing operating lease liabilities by $0.4 million, and decreasing operating lease liabilities, net of current portion, by $1.3 million for the year ended December 31, 2019; and (2) corrections to decrease the proceeds and the repayment of revolving line of credit each by $3.1 million for the year ended December 31, 2020 and to increase each by $5.9 million for the year ended December 31, 2019. We assessed the significance of the misstatements and concluded that they are not material to any prior periods. There were no changes to net cash flows from operating, investing, or financing activities as a result of this change.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amount of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company relate to net sales and associated cost recognition; the useful lives assigned to and the recoverability of property and equipment; reserves recorded for inventory obsolescence; the incremental borrowing rate for lease liabilities; allowance for doubtful accounts; and the determination of the fair value of equity instruments, including redeemable convertible preferred and common units, restricted unit awards, and equity-based compensation awards. On an ongoing basis, we evaluate our estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of our assets and liabilities.

Cash

The Company maintains cash deposits with high credit quality financial institutions. The deposits with these financial institutions may exceed the federally insured limits; however, these deposits typically are redeemable upon demand. The Company has not experienced any loss because of these deposits and does not expect to incur any losses in the future.

Other comprehensive income (loss)

The nature of the Company’s operations does not give rise to consequential other comprehensive income (loss).

Accounts receivable and allowance for doubtful accounts

Trade receivables are recorded at net realizable value, which includes an appropriate allowance for doubtful accounts. Credit is extended to customers based on an evaluation of their financial condition, credit rating, and trade references. The Company monitors exposure to credit losses and maintains an allowance for anticipated losses based on each customer’s credit condition and payment behavior. The Company’s accounts receivable balance is net of an allowance for doubtful accounts. The Company’s allowance for doubtful accounts amounted to approximately $25,000 at December 31, 2019, and is included under accounts receivable, net, in the accompanying balance sheets. The Company had no allowance for doubtful accounts at December 31, 2020.

Inventories, net

Inventories consist of raw materials and finished goods. Raw materials include costs for the Company’s ingredients and packaging inventories. The costs of finished goods inventories include production fees from third-party manufacturers. Inventories are stated at the lower of average cost or net realizable value. The Company regularly reviews whether the net realizable value of its inventory is lower than its carrying value. Indicators that could result in inventory write downs include age of inventory, damaged inventory, slow moving products, and products at the end of their life cycles. While management believes that inventory is appropriately stated at the lower of average cost or net realizable value, judgment is involved in determining the net realizable value of inventory.

Refer to Note 4 for additional information.

Property and equipment, net

Property and equipment are recorded at cost. Additions, replacements, and leasehold improvements are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In order to assess recoverability, the Company compares the estimated undiscounted future pre-tax cash flows from the use of the group of assets, as defined, to the carrying amount of such assets. Measurement of an impairment loss is based on the excess of the carrying amount of the group of assets over the long-lived asset’s fair value. The Company did not recognize any impairment charges associated with long-lived assets during the years ended December 31, 2020 and 2019.

Depreciation and amortization are computed using the following estimated useful lives of the assets:

Asset	Years
Furniture and equipment	3-6
Computer equipment and software	3
Vehicles	3
Quality control equipment	6
Leasehold improvements	1-2

Refer to Note 5 for additional information.

Leases

Effective January 1, 2019, the Company began accounting for leases in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases, (“ASC 842”) which requires lessees to recognize lease liabilities and right-of-use assets on the balance sheet for contracts that provide lessees with the right to control the use of identified assets. The Company evaluates whether its contractual arrangements contain leases at the inception of such arrangements. Specifically, management considers whether the Company can control the underlying asset and has the right to obtain substantially all of the economic benefits or outputs from the asset. As part of this adoption, the Company made an accounting policy election to exclude short term leases with a term of 12 months or less and which do not include a purchase option that the Company is reasonably certain to exercise, from the balance sheet. Operating leases are reported as right-of-use assets (“ROU”) under operating leases, net, operating lease liabilities, and operating lease liabilities, net of current portion on the Company’s balance sheets.

ROU lease assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Both the ROU lease asset and liability are recognized as of the lease commencement date based on the present value of the lease payments over the lease term. The Company’s leases do not provide an implicit borrowing rate that can readily be determined. Therefore, the Company applies a discount rate based on the incremental borrowing rate, which is determined using the Company’s synthetic credit rating and other information available as of the lease commencement date. ROU lease assets also include any lease payments made before their contractual due dates and exclude any lease incentives.

The Company’s lease agreements may include options to extend the lease term or to terminate the lease early. The Company includes options to extend or terminate leases upon determination of the ROU lease asset and liability when it is reasonably certain the Company will exercise these options. Operating lease expense attributable to lease payments is recognized on a straight-line basis over the lease term and is included in general, and administrative expense on our statements of operations and comprehensive loss.

The Company has lease arrangements that include lease and non-lease components. The non-lease components in the arrangements are not significant when compared to the lease components. For all leases, the Company accounts for the lease and non-lease components as a single component.

The Company evaluates ROU assets for impairment consistent under the impairment of long-lived assets policy.

The Company had no finance leases as of December 31, 2020 and 2019.

Refer to Note 8 for additional information.

Intangible assets, net

Intangible assets subject to amortization consist of customer relationships, which were acquired and are amortized over their estimated useful life of 15 years. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, intangible assets with definite lives are treated as a long-lived asset and are evaluated for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. If impaired, the asset is written down to its estimated fair market value, which is generally measured by discounting future cash flows.

Non-amortizable intangible assets consist of trademarks which represent the Company’s exclusive ownership of the Zevia® brand used in connection with the manufacture, marketing, and distribution of its carbonated beverages. The Company also owns several other trademarks in both the United States and in foreign countries. Intangible assets not subject to amortization are evaluated for impairment annually, or sooner if management believes such assets may be impaired. An impairment loss is recognized if the asset’s carrying amount exceeds its estimated fair market value. For the years ended December 31, 2020 and 2019, no impairment losses were recorded.

Debt issuance cost

The costs incurred in connection with securing a revolving line of credit agreement are capitalized. These costs are amortized over the term of the credit agreement. Debt issuance costs are included in Other Assets in the accompanying balance sheets. Net debt issuance costs totaled $108,000 and $78,000 as of December 31, 2019 and 2020, respectively.

Customer incentives and allowances

The Company offers its customers sales incentives that are designed to support the distribution of its products to consumers. These incentives and discounts include cash discounts, price allowances, volume-based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These amounts are deducted from gross sales and are included under Net sales in the accompanying statements of operations and comprehensive loss. The Company maintains a provision representing the estimated cost of customer incentives incurred but not yet realized as of the end of each respective year, which is recorded as an offset against customer accounts receivable, and is included under Accounts receivable, net in the accompanying balance sheets.

Revenue recognition

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded previous revenue recognition guidance. ASU No. 2014-09 and its amendments were included in ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 requires that a company recognizes revenue at an amount that reflects the consideration to which the company expects to be entitled in exchange for transferring goods or services to a customer. The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective approach, with no impact to the opening accumulated deficit.

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control is transferred either upon shipping or delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers.

Customer incentives and allowances are estimated based on agreed upon terms as well as historical trends and current economic and market conditions, while cash discounts are based on trade terms and require management judgment with respect to estimating customer participation and performance levels. The expected cost of customer incentives incurred but not yet realized as of the end of each respective year is recorded as an offset against customer accounts receivable and is included under accounts receivable, net in the accompanying balance sheets. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined.

The Company accounts for costs associated with shipping and handling activities that occur after the transfer of control as a fulfillment activity, instead of a separate performance obligation.

The Company excludes from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed and concurrent with a specific revenue-producing transaction and collected by the Company from a customer.

The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms.

Cost of goods sold

Cost of goods sold consists of all costs to acquire and manufacture the Company’s products including the cost of the various ingredients, packaging, in-bound freight, and third party production fees—which are typically incurred at a flat rate per case produced—and all other costs incurred to bring the product to salable condition. The Company’s cost of goods sold is generally subject to price fluctuations in the marketplace for aluminum, logistics costs such as fuel, freight and warehousing for raw materials, bottling tolling fee changes, as well as shifting product mix. The Company has elected to classify shipping and handling costs for salable product outside of cost of goods sold, in selling and marketing expenses in the accompanying statements of operations and comprehensive loss. Such costs amounted to approximately $8.6 million and $5.8 million for the years ended December 31, 2020 and 2019, respectively.

Selling and marketing expenses

Selling and marketing expenses in the accompanying statements of operations and comprehensive loss include advertising and marketing costs, which generally are expensed as incurred. Advertising and marketing expenses represent costs associated with the promotion of the Zevia brand and products as outlined in ASC Topic 730-25, Other Expenses – Advertising Costs, such as those for digital and other forms of advertising. Advertising and marketing expenses amounted to approximately $6.8 million and $10.4 million for the years ended December 31, 2020 and 2019, respectively.

Equity-based compensation expense

The Company records equity-based compensation expense under the provisions of ASC Topic 718, Compensation—Stock compensation (“ASC 718”), using a Black-Scholes-Merton option pricing model to calculate the fair value of unit options by date granted, net of estimated forfeitures. The determination of the grant date fair value of unit options issued is affected by a number of variables, including the fair value of the Company’s common units, the expected common unit price volatility over the expected life of the options, the expected term of the unit option, risk-free interest rates, and the expected dividend yield of the Company’s common units. The Company derives its volatility from the average historical volatilities of several peer public companies over a period equivalent to the expected term of the awards. The Company estimates the expected term based on the simplified method for employee unit options considered to be options, as the Company’s historical unit option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividends on its common unit. This amount is recognized on a straight-line basis over their respective vesting periods, which is typically four years. The Company records compensation expense for non-employee unit options based on the estimated fair value of the options as of the earlier of (1) the date at which a commitment for performance by the non-employee to earn the unit option is reached or (2) the date at which the nonemployee’s performance is complete, using the Black-Scholes-Merton option pricing model. Equity-based compensation cost for restricted unit awards is measured based on the fair market value of the Company’s common unit at the date of grant. In the event that the Company has the option and intent to settle a restricted unit award in cash, the award is classified as a liability and revalued at each balance sheet date.

Equity-based compensation expense is included in general and administrative expenses in the accompanying statements of operations and comprehensive loss.

Common unit valuations

The Company has historically granted unit options at exercise prices equal to the fair value as determined by the Company’s Board of Directors (“Board of Directors”) on the date of grant. In the absence of a public trading market, the Board of Directors, with input from management, exercises significant judgment and consider numerous objective and subjective factors to determine the fair value of the Company’s common unit as of the date of each unit option grant, including:

•	relevant precedent transactions involving the Company’s capital unit;

•	the liquidation preferences, rights, preferences, and privileges of the Company’s redeemable convertible preferred units relative to the common unit;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the Company’s stage of development;

•	the likelihood and timing of achieving a liquidity event for the units of common unit underlying the unit options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common unit underlying the granted options;

•	recent secondary unit sales and tender offers;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In addition, the Board of Directors considers the independent valuations completed by a third-party valuation consultant. The valuations of the Company’s common unit are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Unit repurchases

Units of the Company’s common and redeemable convertible preferred units may be repurchased from time to time as authorized by the Board of Directors. Unit repurchases are funded from existing cash balances, and repurchased units are retired and returned to unissued authorized units. These repurchases are accounted for as reductions to the Company’s common and redeemable convertible preferred units to the extent available with remaining amounts allocated against accumulated deficit.

Foreign currency transactions

The functional currency of the Company is the U.S. Dollar. The Company sells and distributes its products to Canadian customers, who are invoiced and remit payment in Canadian dollars. All Canadian dollar transactions are translated into United States dollars using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for net sales and expenses. Foreign currency transaction gains for the years ended December 31, 2020 and 2019 amounted to approximately $95,000 and $17,000, respectively, and are included under other income (expense), net in the accompanying statements of operations and comprehensive loss.

Fair value of financial instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings or other comprehensive income when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company’s material financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses and other current liabilities. The carrying values of the Company’s accounts receivable, accounts payable, accrued expenses and other current liabilities approximated their fair values at December 31, 2020 and 2019, due to the short period of time to maturity or repayment.

Income taxes

As a multiple member LLC, the Company files its federal and state income tax returns as a partnership. As such, the Company itself is not subject to an income tax liability as the taxable income or loss of the Company is passed through to its owners and is reported on a personal level by each, in accordance with their ownership type and respective gain or loss sharing percentage. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Net loss per unit attributable to common unit holders

The Company computes net income (loss) per unit using the two-class method required for participating securities. The two-class method requires income available to common unitholders for the period to be allocated between common units and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s Class A, Class B, and Class C common units are considered participating securities. The Company’s redeemable convertible preferred units have also been determined to be participating securities.

The Company’s redeemable convertible preferred participating securities do not contractually require the holders of such units to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities. Further, given the net losses experienced, the net loss per unit for the Company’s Class A, Class B, and Class C common units are identical for the periods presented.

Basic loss per unit attributable to common unit holders is computed using the weighted average number of outstanding common units during the period. Diluted loss per unit attributable to common unit holders is computed using the weighted average number of outstanding common units, and when dilutive, potential units of common units outstanding during the period. Potential common units consist of incremental units issuable upon the assumed exercise of unit options and redeemable convertible preferred units. During the fiscal year ended December 31, 2020, the deemed dividend recorded for the excess of the repurchase price of units over their carrying value for non-employees (see Note 9) has been recorded as an increase to net loss to determine net loss attributable to common unitholders.

Recent accounting pronouncements

Recently adopted accounting pronouncements:

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. As described above, the Company early adopted ASC 606 effective January 1, 2019 and ASC 842 effective January 1, 2019. The Company expects to use the extended transition period for any other new or revised accounting standards during the period for which the Company remains an emerging growth company.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurements (“ASU 2018-13”). The objective of the ASU is to improve the disclosures related to fair value measurement by removing, modifying, or adding disclosure requirements related to recurring and non-recurring fair value measurements. ASU 2018-13 is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2019, and early adoption is permitted. As of January 1, 2020, the Company adopted ASU 2018-13. The adoption of ASU 2018-13 did not have an impact on the Company’s financial statements.

Recently issued accounting pronouncements not yet adopted:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU provides for a new impairment model which requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for private companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2022. We currently do not expect this guidance to have a significant impact on our financial statements as the Company does not have a history of material credit losses.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software. The ASU is effective for private companies for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. We currently do not expect this guidance to have a significant impact on our financial statements as the Company does not currently have material cloud computing software.

All other new accounting pronouncements issued, but not yet effective or adopted have been deemed to be not relevant to the Company and, accordingly, are not expected to have a material impact once adopted.

3. REVENUE RECOGNITION

Disaggregation of Revenue

The following table disaggregates the Company’s sales by channel:

	December 31,
(in thousands)	2020	2019
Retail sales	$95,578	$78,891
Online/ecommerce	14,447	6,671

Net sales	$110,025	$85,562

Contract liabilities

Contract liabilities are recorded as deferred revenue on the accompanying balance sheets and includes payments received in advance of performance obligations being filled under the contract. The Company did not have any material unsatisfied performance obligations as of December 31, 2020 and 2019.

4. INVENTORIES, NET

Inventories consist of the following at December 31:

(in thousands)	2020	2019
Raw materials	$8,155	$2,765
Finished goods	12,645	8,627

Inventories, net	$20,800	$11,392

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31:

(in thousands)	2020	2019
Leasehold improvements	$468	$43
Computer equipment and software	1,454	1,205
Furniture and equipment	473	434
Quality control equipment	$340	$312

	$2,735	$1,994
Less accumulated depreciation	(1,744)	(1,074)

Property and equipment, net	$991	$920

For the years ended December 31, 2020 and 2019, depreciation expense, including the amortization of leasehold improvements, amounted to approximately $732,000 and $586,000, respectively, and is included under depreciation and amortization in the accompanying statements of operations and comprehensive loss.

6. INTANGIBLE ASSETS, NET

The following table provides information pertaining to the Company’s intangible assets at December 31:

(in thousands)	Useful lives	2020	2019
Customer relationships	15 years	$3,007	$3,007
Accumulated amortization		(2,068)	(1,868)

		939	1,139
Trademarks	Indefinite	3,000	3,000

		$3,939	$4,139

Total amortization expense amounted to approximately $200,000 for each of the years ended December 31, 2020 and 2019. No impairment losses have been recorded on any of the Company’s intangible assets for the years ended December 31, 2020 and 2019.

Amortization expense for intangible assets with definite lives is expected to be as follows:

(in thousands)
2021	$200
2022	200
2023	200
2024	200
2025	139

Expected amortization expense for intangible assets with definite lives	$939

7. DEBT

Line of Credit

In 2019, the Company entered into a $9.0 million revolving line of credit with a third-party lender, which matures on April 30, 2022. In June 2020, the Company subsequently amended the revolving line of credit to increase it to $12.0 million. Borrowings under the revolving line are secured by accounts receivable and inventory. As of December 31, 2020, and 2019, the revolving line interest rate was 7.5% annual percentage rate (APR) and there was no outstanding balance.

The line of credit agreement includes various affirmative and negative covenants, that are customary for credit facilities and transactions of this type. The covenants, among other things, require the Company to maintain minimum amounts of tangible net worth, debt-to-equity, and debt service coverage as defined, and limits the level of acquisitions of property and equipment. At December 31, 2020, the Company was in compliance with these financial covenants.

Further, the agreement requires the Company to pay a fee on the unused portion of the line of credit in an amount equal to 0.5% per annum multiplied by the difference between, (i) the maximum loan amount and (ii) the average for the prior month of the daily closing balances of the loans outstanding during such month for which such fee is due.

Paycheck Protection Program (“PPP”) Loan

As a result of COVID-19, the Company faces risks to raising necessary capital which could significantly disrupt our business. To help mitigate those risks and support the Company’s ongoing operations, in April 2020, the Company received loan proceeds in the amount of $1.4 million under the PPP. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the forgiveness period. Any unforgiven portion of the PPP loan would be payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company did not apply for forgiveness of the loan and has paid back the full amount of the proceeds and interest as of December 31, 2020.

8. LEASES

The Company leases office spaces, vehicles, and equipment. The Company’s recognized lease costs include:

	Year Ended December 31,
(in thousands except for monthly and rate information)	2020	2019
Liabilities
Operating lease liabilities	$861	$1,277
Current	623	427
Non-current	238	850
Statement of Operations
Operating lease cost(1)	$604	$531
Other Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$647	$554

Right-of-use assets obtained in exchange for new operating lease liabilities	$15	$1,712

Weighted average remaining lease term (months)	28.21	16.34

Weighted average discount rate	7.56%	7.56%

(1)	Operating lease cost is recorded within general and administrative expenses in the accompanying statements of operations and comprehensive loss.

Maturities of lease payments under non-cancellable leases were as follows:

(in thousands)	2020
2021	$661
2022	245
2023	1
2024	—

Total lease payments	907
Less imputed interest	(46)

Present value of lease liabilities	$861

The Company does not have any variable lease costs and short-term lease costs were inconsequential.

9. REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT

Common Units

The Company has three classes of common units which include, Class A, Class B, and Class C common units (“Common Units”). Each unit of Class B and C common unit is convertible into one unit of Class A common unit. Holders of Common Units are entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the priority rights of holders of all series of redeemable convertible preferred units outstanding.

The Company’s Common Units consisted of the following as of December 31, 2020:

	Units Authorized	Units Outstanding
Common Class A	3,548,156	2,363,459
Common Class B	99,008	36,731
Common Class C	3,627,578	38,622

Total Common Units	7,274,742	2,438,812

The Company’s Common Units consisted of the following as of December 31, 2019:

	Units Authorized	Units Outstanding
Common Class A	7,104,086	4,438,616
Common Class B	348,750	45,003
Common Class C	998,750	45,442

Total Common Units	8,451,586	4,529,061

Redeemable Convertible Preferred Units

The Company classifies its redeemable convertible preferred units in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable convertible preferred units be classified outside of permanent members’ equity. Accordingly, the Company has classified all units and classes of its redeemable convertible preferred units as mezzanine equity in the accompanying financial statements as of December 31, 2020 and 2019.

Series D Financing

During 2019, the Company conducted a round of financing which resulted in the issuance of approximately 2.0 million Series D redeemable convertible preferred units to eligible investors. Cash proceeds to the Company, net of approximately $1.1 million of issuance costs, amounted to approximately $16.8 million.

Secondary Sale

During fiscal year 2019, certain employees of the Company sold Common Units and Series A, Series B, Series B-1 and Series B-2 redeemable convertible preferred units to existing investors totaling $0.6 million in the aggregate (“Secondary Sale”). The Secondary Sale consisted of an aggregate of 4,899 Common Units and 354,888 redeemable convertible preferred units at a per unit price of $8.61. The Company recognized $0.6 million in compensation expense as a result of the Secondary Sale related to the excess of the selling price per unit received by the applicable employees over the then-assessed fair market value of the purchased units which was recorded in general and administrative expenses on the statements of operations and comprehensive loss.

Series E Financing and Tender Offer

In November 2020, the Company entered into a securities purchase agreement with a certain accredited investor, pursuant to which it sold and issued approximately 11.9 million units of its newly created Series E redeemable convertible preferred unit (“the Series E Financing”) at a purchase price of $16.87 per unit (“the Series E Unit Price”). The aggregate gross proceeds from the Series E Financing were approximately $200.0 million. The Company incurred issuance costs of approximately $9.6 million during the year ended December 31, 2020 in connection with the Series E Financing and Tender Offer, which were recorded as a reduction of the Series E redeemable convertible preferred unit balance.

In connection with the closing of the Series E Financing in December 2020, the Company used approximately $175.0 million of the proceeds from the Series E Financing to repurchase outstanding common units, vested common unit options, and Series A, Series B, Series B-1, Series B-2, Series C, Series C-1, Series C-2 and Series D redeemable convertible preferred units from certain existing unit holders at the Series E Unit Price. The repurchase occurred through a tender offer made by the Company following the closing of the Series E Financing (the “Tender Offer”). The Tender Offer was made to certain existing equity holders of the Company to repurchase common and redeemable convertible preferred units and vested option units from such equity holders at a gross repurchase price equal to the Series E Unit Price.

In connection therewith, the Company repurchased 2,220,525 common units, 62,393 vested option units, 3,315,723 Series A redeemable convertible preferred units, 1,427,502 Series B redeemable convertible preferred units, 519,571 Series B-1 redeemable convertible preferred units, 344,486 Series B-2 redeemable convertible preferred units, 2,115,055 Series C redeemable convertible preferred units, 101,266 Series C-1 redeemable convertible preferred units, 158,018 Series C-2 redeemable convertible preferred units and 105,955 Series D redeemable convertible preferred units each at the Series E Share Price. The repurchased redeemable convertible preferred and common units were retired and considered authorized, but not issued or outstanding, pursuant to the Company’s Eleventh Amended and Restated Limited Liability Company Agreement. The repurchase price of the redeemable convertible preferred and common units of $175.0 million exceeded the carrying value of $16.9 million at the date of repurchase of the respective redeemable convertible preferred and common units.

In accordance with ASC 718, in connection with the tender offer, the Company recorded equity-based compensation expense of $7.8 million in the fiscal year ended December 31, 2020, which represents the excess of the tender offer repurchase price over the fair value of the units and unit options repurchased which were held by both current and former employees and is included in general and administrative expenses in the statements of operations and comprehensive loss. For units and unit options sold by unit holders who were not current or former employees, the Company recorded the excess of the tender offer repurchase price over the then assessed fair value of the units repurchased as an increase to accumulated deficit of $120.4 million.

Redeemable convertible preferred units consisted of the following as of December 31, 2020:

	Units Authorized	Units Outstanding	Price per unit	Carrying Value	Liquidation Preference
				(in thousands)
Series A	7,260,000	3,944,277	$1.00	$3,944	$7,889
Series B	2,750,867	1,323,365	2.23	2,956	2,956
Series B-1	648,508	128,937	2.31	299	298
Series B-2	2,765,705	2,421,219	2.53	6,127	6,126
Series C	4,587,651	2,472,596	2.68	6,634	6,634
Series C-1	1,589,955	1,488,689	2.70	4,019	6,029
Series C-2	993,187	835,169	3.52	2,943	4,415
Series D	1,962,513	1,856,558	9.12	16,937	25,406
Series E	11,851,993	11,851,993	16.87	200,000	270,000

Total redeemable convertible preferred units	34,410,379	26,322,803		$243,859	$329,753

Redeemable convertible preferred units consisted of the following as of December 31, 2019:

	Units Authorized	Units Outstanding	Price per Unit	Carrying Value	Liquidation Amount
				(in thousands)
Series A	7,260,000	7,260,000	$1.00	$7,260	$7,889
Series B	2,750,867	2,750,867	2.23	6,145	2,956
Series B-1	648,508	648,508	2.31	1,500	298
Series B-2	2,765,705	2,765,705	2.53	6,997	6,126
Series C	4,587,651	4,587,651	2.68	12,309	6,634
Series C-1	1,589,955	1,589,955	2.70	4,293	6,029
Series C-2	993,187	993,187	3.52	3,500	4,415
Series D	1,962,513	1,962,513	9.12	17,904	25,406

Total redeemable convertible preferred units	22,558,386	22,558,386		$59,908	$59,753

The Company recorded the redeemable convertible preferred units at fair value on the dates of issuance, and amounts are stated within the statement of members’ deficit net of issuance costs. The Company classified the redeemable convertible preferred units outside of members’ deficit because in the event of certain “liquidation events” that are not solely within its control (including merger, acquisition, or sale of all or substantially all of its assets), the units would become redeemable at the option of the holders. The Company did not adjust the carrying values of the redeemable convertible preferred units to the deemed liquidation values of such units since a liquidation event was not probable at the balance sheet date. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The significant rights and preferences of the outstanding redeemable convertible preferred units are as follows:

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, distribution preference priority is given to Series E redeemable convertible preferred unit holders at $22.78 per unit followed by Series D redeemable convertible preferred unit holders at $13.68 per unit. The Series C, Series C-1 and Series C-2 redeemable convertible preferred unit holders collectively shall next receive a liquidation preference of $2.68, $4.05 and $5.29, per unit, respectively. Next, the Series B, Series B-1 and Series B-2 redeemable convertible preferred unit holders shall receive a liquidation preference of $2.23, $2.31 and $2.53 per unit, respectively. Following distribution to the Series E, Series D, Series C, Series C-1, Series C-2, Series B, Series B-1 and Series B-2 redeemable convertible preferred unit holders, the Series A redeemable convertible preferred unit holders shall receive a distribution of $2.00 per unit. After the liquidation preferences of the Preferred Series, the Class A Common unit holders are then entitled to $2.00 per unit and in preference to all junior classes.

In the event that the assets available for distribution are not sufficient to pay the full preferential amounts, the assets will be distributed pro rata among the holders of redeemable convertible preferred units in proportion to the full preferential amount that each such holder would otherwise be entitled to receive.

Once the initial liquidation preferences of the Preferred Series and Class A Common Unit are satisfied, additional liquidation participation preferences are provided to the Preferred Series and Common Unit holders to the extent available such that the Series A, Series B, Series B-1, Series B-2, Series C, Series C-1, Series C-2, Series D and Common unit holders participate to an aggregate amount of $13.68 per unit. Once all liquidation preferences and participations are satisfied, all Preferred and Common Unit holders will participate in the remaining proceeds of the Company on an as converted basis.

Conversion Rights

Each redeemable convertible preferred unit is convertible, at any time, at its holder’s discretion, into one fully paid and non-assessable unit of Class A Common Unit at the then effective conversion rate for such units either immediately prior to the closing of a qualified initial public offering (“IPO”) or upon the consent of the Series C-1, Series C-2, Series D and Series E redeemable convertible preferred unit holders. The conversion price and resulting ratio has been the same as the original issue price and ratio for each share of Series A, Series B, Series B-1, Series B-2, Series C, Series C-1, Series C-2, Series D, and Series E through December 31, 2020. A qualified IPO is an underwritten sale to the public of the Company’s Common Units (or successor corresponding equity securities) pursuant to an effective registration statement filed with the Securities and Exchange Commission (“SEC”) on Form S-1 provided that (i) the public offering price of the Common Units (or successor corresponding equity securities) is at least equal to one and thirty-five one-hundredths (1.35) times the Series E Preferred Purchase Price and (ii) the aggregate proceeds of such sales shall at least equal to one hundred million dollars ($100,000,000).

Dividends

Dividends shall be payable only when, as and if declared by the Board of Directors and shall be non-cumulative.

Voting Rights

All holders of common units (“Common Members”) shall be entitled to one vote for each Common Unit held by such Common Member and all holders of redeemable convertible preferred units (“Preferred Members”) shall be entitled to a number of votes equal to the number of Common Unit into which the Redeemable convertible preferred units held by such Preferred Member would convert. The holders of at least 50% of the redeemable convertible preferred units shall be entitled to appoint nine members of the Board of Directors. The holders of at least 25% of common units, shall be entitled to appoint one member of the Board of Directors.

10. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various non-cancellable lease agreements providing for office space, vehicles and equipment that expire at various dates through 2023. See Note 8.

Purchase commitments

The Company enters into various agreements with suppliers for the purchase of raw material with variable pricing and minimum purchase commitments. The Company purchases various raw material items, ingredients, and packaging materials. An interruption in supply from any of such resources could result in the Company’s inability to produce certain products for limited or possibly extended periods of time. The aggregate value of purchases from suppliers of such resources described above for the years ended December 31, 2020, and 2019 was $33.4 million and $25.2 million, respectively.

Legal proceedings

The Company is involved from time to time in various claims, proceedings, and litigation. The Company establishes reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Management has not identified any legal matters where it believes an unfavorable outcome is reasonably possible and/or for which an estimate of possible losses can be made. Management does not believe that the resolution of these matters would have a material impact on the financial statements.

11. EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the Zevia LLC 401(k) Plan (the “Plan”), a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute from 1% to 90% of their pre-tax earnings, up to the statutory limit. Effective January 1, 2020, the Company began offering matching contributions to the Plan, of up to 4% of employee pre-tax earnings. The Company incurred contribution expense of $0.2 million to the Plan for the year ended December 31, 2020. The Company did not match employee contributions to the Plan in 2019.

12. RELATED-PARTY TRANSACTIONS

Notes Receivable

A portion of the Company’s Series A redeemable convertible preferred units was issued to a member of senior management in exchange for a full recourse promissory note, at the rate of one

Series A redeemable convertible preferred unit for each dollar of principal borrowed. The transaction, effected on terms as are generally available in arm’s-length transactions with unrelated parties, was repaid with interest by the borrower in 2019.

13. BALANCE SHEET COMPONENTS

Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
(in thousands)	2020	2019
Accrued payroll expenses and other	$40	$36
Accrued customer paid bottle deposits	563	301
Accrued incentive compensation	2,826	680

Total	$3,429	$1,017

Other Current Liabilities

Other current liabilities consisted of the following:

	December 31,
(in thousands)	2020	2019
Accrued vacation liability	$728	$404
Other current liabilities	1,523	904

Total	$2,251	$1,308

14. EQUITY-BASED COMPENSATION

Unit Incentive Plans

In 2011, the Company adopted the Zevia 2011 Unit Incentive Plan under which the Company was authorized to provide for up to an aggregate of 2,941,250 unit options comprised of 1,743,750 of Class A common units, 348,750 of Class B common units, and 848,750 of Class C common units. Unit options are granted upon Board approval to Company employees and other key constituents. In December 2020, the Company adopted the Zevia 2020 Unit Incentive Plan, which authorized the Company to provide for up to an aggregate of 1,000,000 Class C common units.

The 2011 and the 2020 Unit Incentive Plans (“the Plans”) require that the per unit exercise price of each unit option shall not be less than 100% of the fair market value of the common units subject to the unit option on the grant date. Unit option grants shall not be exercisable after the expiration of 10 years from the date of its grant or such shorter period as specified in a unit award agreement. For initial grants, vesting generally occurs over four years with the first 25% of the award vesting upon the 12-month anniversary of the vesting commencement date and the remaining 75% vesting monthly over the following 36 months.

The Company uses a Black-Scholes valuation model to measure unit option expense as of each respective grant date. Generally, unit option grants vest ratably over four years, have a ten-year term, and have an exercise price equal to the fair market value of each respective class of common unit as of the grant date. The fair value of unit options, net of forfeitures, is amortized to expense over the vesting period.

In determining the fair value of the Company’s unit options, management has made certain assumptions in calculating the various elements used in the option valuation model, including the expected term, volatility, and the expected forfeiture rate per year. The following table summarizes the activity under the Plans during the period from January 1, 2019 through December 31, 2020.

	Class A Common			Class B Common			Class C Common
		Weighted Average			Weighted Average			Weighted Average
(in thousands, except price)	Number of unit options	Price	Remaining Contractual Term (Years)	Number of unit options	Price	Remaining Contractual Term (Years)	Number of unit options	Price	Remaining Contractual Term (Years)
Balance at January 1, 2019	1,605	$0.32	2.1	310	$0.16	3.0	354	$0.06	3.7

Granted	8	$0.12	9.2	2	$0.05	9.2	340	$0.01	8.9
Exercised	(6)	0.12	—	(6)	0.06	—	(6)	0.02	—
Forfeited	(3)	0.11	—	(2)	0.06	—	(6)	0.01	—

Outstanding balance at December 31, 2019	1,604	$0.32	1.1	304	$0.16	1.9	682	$0.04	5.8

Granted	—	$—	—	—	$—	—	120	$5.51	9.1
Exercised	(42)	0.30	—	(55)	0.16	—	(96)	0.09	—
Forfeited	(1)	0.31	—	(1)	0.26	—	(10)	1.07	—
Expired	(1,439)	0.33	—	(186)	0.18	—	(177)	0.08	—

Outstanding balance at December 31, 2020	122	$0.22	3.3	62	$0.10	4.2	519	$1.25	7.8

Vested and Exercisable at December 31, 2020	110	$0.23	2.9	55	$0.11	3.8	218	$0.23	6.9

The aggregate intrinsic value of unit options outstanding, vested and exercisable were calculated as the difference between the exercise price of the options and the estimated fair market value of the Company’s common units, as of December 31, 2020 and 2019. Total vested and expected to vest unit options was 702,258 as of December 31, 2020.

For the fiscal years ended December 31, 2020 and 2019, the weighted average grant date fair value per unit option was $4.13 and $0.21, respectively. The fair value of each unit option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	2020	2019
Weighted average risk-free interest rate(1)	0.36%	1.91%
Weighted average expected term (in years)	5.74	5.74
Weighted average expected volatility(2)	30%	51%
Expected dividend yield	—	—

(1)	Based on U.S. Treasury six-year constant maturity interest rate whose term is consistent with the expected term of the unit option.
(2)	Expected volatility is based on an analysis of comparable company volatilities.

During the fiscal year ended December 31, 2020, the Company granted a total of 119,500 unit options with a weighted average exercise price of $5.51 per unit option. During the fiscal year ended December 31, 2019, the Company granted 351,500 unit options with a weighted average exercise price of $0.01 per unit option. The Company’s equity-based compensation expense for the years ended December 31, 2020 and 2019 amounted to approximately $115,000 and $18,000, respectively which is included in general and administrative expenses in the statements of operations and comprehensive loss.

As of December 31, 2020, the Company’s non-vested unit options have a weighted average remaining contractual life of approximately 2.3 years. Total unrecognized unit compensation expense on unvested unit options as of December 31, 2020 and 2019 amounted to approximately $395,000 and $55,000, respectively.

Restricted Unit Awards

Since its inception, the Board has approved and the Company has authorized and issued a total of 1,061,322 Restricted Class Common A Unit Awards (or “RCCAs”) and 1,940,000 Restricted Class Common C Unit Awards (or “RCCCs”) (together the “Restricted Units”) to certain employees and other entities. The settlement of vested Restricted Units is such that within 30 days of vesting, the recipient shall be entitled to receive consideration equal to the product of the grant date price per Restricted Unit and the total number of Restricted Units granted to the participant. Upon vesting, the Restricted Units shall be classified as liability settled awards since the redemption of the Restricted Units will then be within the control of the participant and not the Company.

The Restricted Units carry a ten-year term from their grant date and contain performance-based vesting conditions which fully vest only at the later of (i) a change of control of the Company, or (ii) six months after the effective date of an IPO. Both events are not deemed probable until consummated, and therefore, all equity-based compensation expense related to the Restricted Units remained unrecognized as of December 31, 2020. Total unrecognized compensation expense on unvested restricted unit awards for the years ended December 31, 2020 and 2019 amounted to approximately $16.3 million and $1.1 million, respectively. There was no compensation expense recognized for restricted unit awards for the years ended December 31, 2020 and 2019, respectively.

15. SEGMENT REPORTING

The Company applies ASC Topic 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. The Company has a single reportable operating segment which operates as a product portfolio with a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker (“CODM”); how the business is defined by the CODM; the nature of the information provided to the CODM and how that information is used to make operating decisions; and how resources and performance are accessed. The Company’s CODM is the Chief Executive Officer. The results of the operations provided to and analyzed by the CODM at the Company level and accordingly, key resource decisions and assessment of performance are performed at the Company level. The Company has a common management team across all product lines and the Company does not manage these products as individual businesses and as a result, cash flows are not distinct.

Combined net sales from other geographic regions outside of the United States were not considered material as net sales to customers headquartered outside of the United States was under 10% of the Company’s total net sales.

16. MAJOR CUSTOMERS, ACCOUNTS RECEIVABLE AND VENDOR CONCENTRATION

The table below represents the Company’s major customers and accounted for more than 10% of total net sales for the periods.

	December 31,
	2020	2019
Customer A	20%	23%
Customer B	16%	18%
Customer C	12%	13%
Customer D(1)	12%	7%

(1)	Customer D was included in 2019 as they became a major customer in 2020.

The table below represents the Company’s customers which accounted for more than 10% of total accounts receivable, net for the periods.

	December 31,
	2020	2019
Customer B	15%	25%
Customer E	13%	12%
Customer A(1)	11%	9%
Customer F(1)	11%	0.3%

(1)	Customer A and F’s net accounts receivable balances in 2019 were less than 10% of total accounts receivable, net and are included as they are over 10% in 2020.

The table below represents raw material vendors that accounted for more than 10% of all raw material purchases for the year ended December 31, 2020, adjusted for fees and other charges:

	December 31,
(in thousands)	2020	2019
Vendor A	$9,894	$269
Vendor B	7,847	6,038
Vendor C	3,545	2,517
Vendor D	3,446	—

17. NET LOSS PER UNIT ATTRIBUTABLE TO COMMON UNIT HOLDERS

For the computation of net loss per unit attributable to common unit holders for fiscal year ended December 31, 2020, the repurchase price in excess of the then carrying value of repurchased units of $120.4 million was recorded as a charge to accumulated deficit and is included as an increase to net loss in computing net loss attributable to common unit holders (see Note 9). As all of the Company’s common units and redeemable convertible preferred units are participating securities, the Company has applied the two-class method. Net loss per unit under the two-class method is the same for all classes of common units for the periods presented.

The computation of loss per unit is as follows:

	Year Ended December 31,
(in thousands, except unit and per unit amounts)	2020	2019
Basic loss per unit:
Net loss	$(6,071)	$(5,407)
Less: Premium on repurchase of redeemable convertible preferred units	(120,441)

Net loss attributable to common unit holders	$(126,512)	$(5,407)

Units used in computation:
Weighted average common units outstanding, basic and diluted	4,510,572	4,522,909

Basic and diluted loss per unit	$(28.05)	$(1.20)

The following potentially dilutive units were not included in the calculation of diluted units outstanding as the effect would have been anti-dilutive:

	Year Ended December 31,
	2020	2019
Employee unit options	382,950	2,173,721
Restricted units	3,001,322	1,211,322
Redeemable convertible preferred units	26,322,803	22,558,386

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 19, 2021.

In March 2021, the Board approved, and the Company granted an additional 878,250 units of Restricted Class C common units. Under the terms of the award agreements, these Restricted Class C common units carry a ten-year term from their grant date, and fully vest at the earlier of (i) a change of control of the Company, or (ii) six months after the effective date of an IPO and termination of any lock up period.

Also, in March 2021, the Board approved the First Amendment of RCCCs for Restricted Units granted in August 2020 (“the Amendment”). The Amendment changes the vesting of the Restricted Units to occur as follows: (i) in the event of a change of control, or (ii) in the event of an IPO, the RCCC units granted in August 2020 shall vest in equal monthly installments over a 36-month period following the termination of any lockup period and shall be subject to the participant’s continued employment through such vesting date. Additionally, settlement shall occur with 30 days following the vesting the RCCC and the participant shall be entitled to receive one Class C Common Unit for each RCCC unit granted that vests.

Zevia
ZERO CALORIE
ENERGY
GRAPEFRUIT
RASPBERRY LIME
MANGO GINGER
KOLA

Zevia ORGANIC
Tea
SWEETENED BLACK TEA
PEACH
SWEETENED EARL GREY TEA
BLOOD ORANGE
SWEETENED HIBISCUS TEA
PASSIONFRUIT
LEMON
RASPBERRY
SWEETENED BLACK TEA

Zevia®

LIVE YOUR BEST

Zevia LIVE YOUR BEST

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

14,300,000 Shares

Class A Common Stock

Prospectus

Goldman Sachs & Co. LLC	BofA Securities	Morgan Stanley

Stephens Inc.	BMO Capital Markets	Wells Fargo Securities

Telsey Advisory Group	Loop Capital Markets	Academy Securities	AmeriVet Securities	Ramirez & Co., Inc.

, 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$26,912
FINRA Filing Fee	38,000
Stock Exchange Listing Fee	214,000
Printing Costs	450,000
Legal Fees and Expenses	3,000,000
Accounting Fees and Expenses	2,050,000
Transfer Agent Fees and Expenses	31,000
Miscellaneous Expenses	2,595,000

Total	$8,404,912

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sale of Unregistered Securities.

We have not sold any securities, registered or otherwise, within the past three years.

Item 16. Exhibits and Financial Data Schedules.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.2	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1	Form of Zevia LLC Agreement to be in effect upon completion of this offering.

10.2	Form of Tax Receivable Agreement.

10.3*	Form of Amended and Restated Registration Rights Agreement.

10.4	Form of Indemnification Agreement entered into with Directors and Executive Officers.

10.5	Form of Zevia PBC 2021 Equity Incentive Plan.

10.6**	Zevia 2020 Incentive Plan.

10.7**	Form of Zevia LLC Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement (2020).

10.8**	Form of Zevia LLC Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement (2021).

10.9**	Form of Zevia LLC First Amendment to Notice of Restricted Class C Common Unit Award and Restricted Class C Common Unit Agreement.

10.10**	Zevia LLC 2011 Unit Incentive Plan, as amended, and the Form of Unit Option Agreement.

10.11**	Form of Zevia LLC Notice of Restricted Phantom Class C Common Unit Award and Restricted Phantom Class C Common Unit Agreement

10.12	Form of Zevia LLC First Amendment to Notice of Restricted Phantom Class C Common Unit Award and Restricted Phantom Class C Common Unit Agreement

10.13**	Offer Letter dated June 9, 2021 between Zevia LLC and Amy Taylor.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm, as to Zevia PBC.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm, as to Zevia LLC.

23.3	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page hereto).

99.1**	Consent of Jacqueline Hayes, as director nominee.

99.2**	Consent of Brian McGuigan, as director nominee.

99.3**	Consent of Philip Hunter O’Brien, as director nominee.

99.4**	Consent of Rosemary Ripley, as director nominee.

Exhibit No.	Description of Exhibit

99.5**	Consent of Andrew Ruben, as director nominee.

99.6**	Consent of Julie Garcia Ruehl, as director nominee.

99.7**	Consent of Justin Shaw, as director nominee.

99.8**	Consent of Amy Taylor, as director nominee.

99.9**	Consent of Quincy Troupe, as director nominee.

*	To be filed by amendment.
**	Previously filed.

(b)    Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our financial statements included elsewhere in this Registration Statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on July 12, 2021.

Zevia PBC

By:	/s/ Padraic L. Spence
Name: Padraic L. Spence
Title: Chair and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Padraic Spence and William Beech, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, without limitation, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

*	Chair, Chief Executive Officer and Director (Principal Executive Officer)	July 12, 2021
Padraic L. Spence

*	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	July 12, 2021
William D. Beech

*By:	/s/ Padraic L. Spence
Padraic L. Spence
As Attorney-in-Fact